FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of May 2010.

NKSJ Holdings, Inc.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

1.	[English Translation]

NKSJ Holdings, Inc. (with regards to SOMPO JAPAN INSURANCE INC.)

Summary of Consolidated Financial Results for the fiscal year ended March 31, 2010

2.	[English Translation]

NKSJ Holdings, Inc. (with regards to SOMPO JAPAN INSURANCE INC.)

Supplementary Information about Financial Results for the fiscal year ended March 31, 2010

3.	[English Translation]

NKSJ Holdings, Inc. (with regards to NIPPONKOA Insurance Co., Ltd.)

Summary of financial statements for the fiscal year ended March 31, 2010

4.	[English Translation]

NKSJ Holdings, Inc.

Forecasts of Financial Results for the fiscal year ending March 31, 2011 and Management Policy

5.	[English Translation]

NKSJ Holdings, Inc.

Announcement of Embedded Value of Life Insurance Subsidiaries as of March 31, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NKSJ Holdings, Inc.
Date: May 28, 2010
	By:	/S/ HIROHISA KURUMIDA
Hirohisa Kurumida
Manager of Corporate Legal Department

[English Translation]

NKSJ Holdings, Inc. (with regards to SOMPO JAPAN INSURANCE INC.)

Summary of Consolidated Financial Results for the fiscal year ended March 31, 2010

[Note: This document is an unofficial English translation of the Japanese original.]

May 20, 2010

NKSJ Holdings, Inc.

Summary of Consolidated Financial Results for the fiscal year ended March 31, 2010

Company Name:	NKSJ Holdings, Inc. (with regards to Sompo Japan Insurance Inc. (“Sompo Japan”))

Listed on:	Tokyo and Osaka Stock Exchange

Stock Code Number:	8630

URL:	http://www.nksj-hd.com/

Representative Director:	Masatoshi Sato, President & CEO

Contact:	Kazuhisa Tamura, Manager, Accounting Department of NKSJ Holdings, Inc. Hiroyuki Akiho, Manager, Accounting Department of Sompo Japan

Scheduled date to file Financial Report:	June 29, 2010
Scheduled date to start payment of dividends:	June 29, 2010

Note) All amounts less than the minimum unit on each table are rounded down, all ratios are rounded.

1.	Consolidated Financial Results for the fiscal year ended March 31, 2010 (April 1, 2009 to March 31, 2010)

(1)	Consolidated Results of Operations

	Ordinary income		Ordinary profit		Net income
	millions of yen	%	millions of yen	%	millions of yen	%
Year ended March 31, 2010	1,807,781	2.3	48,829	—	39,366	—
Year ended March 31, 2009	1,767,980	(6.7)	(144,052)	—	(66,710)	—

Note)	The percentages are changes from corresponding period of previous fiscal year.

	Net income per share	Diluted net income per share	Return on equity	Ordinary profit to total assets	Ordinary profit to ordinary income
	yen	yen	%	%	%
Year ended March 31, 2010	39.98	39.94	5.7	0.8	2.7
Year ended March 31, 2009	(67.75)	—	(8.0)	(2.3)	(8.1)

Reference) Investment losses on the equity method:	For the year ended March 31, 2010	(30) million yen
	For the year ended March 31, 2009	(338) million yen

(2)	Consolidated Financial Conditions

	Total assets	Total net assets	Equity ratio	Total net assets per share
	millions of yen	millions of yen	%	yen
As of March 31, 2010	6,164,068	802,843	13.0	811.64
As of March 31, 2009	5,913,379	594,946	10.0	602.30

Reference) Equity capital:	As of March 31, 2010	798,701 million yen
	As of March 31, 2009	593,000 million yen

(3)	Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of the period
	millions of yen	millions of yen	millions of yen	millions of yen
Year ended March 31, 2010	(85,477)	(61,396)	105,449	262,844
Year ended March 31, 2009	(37,138)	41,246	(19,303)	299,497

2.	Dividends

	Dividends per share					Total annual dividends	Dividend payout ratio (Consolidated)	Dividends on net assets (Consolidated)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen	millions of yen	%	%
Year ended March 31, 2009	—	—	—	20.00	20.00	19,690	—	2.4
Year ended March 31, 2010	—	—	—	20.00	20.00	19,681	50.0	2.8

Note)	Please refer to “Forecasts of Financial Results for the fiscal year ending March 31, 2011 and Management Policy” NKSJ Holdings, Inc. released for the forecasts of dividends for the fiscal year ending March 31, 2011.

3.	Consolidated Forecasts for the fiscal year ending March 31, 2011 (April 1, 2010 to March 31, 2011)

Please refer to “Forecasts of Financial Results for the fiscal year ending March 31, 2011 and Management Policy” NKSJ Holdings, Inc. released for consolidated forecasts for the fiscal year ending March 31, 2011.

1

4.	Others

(1)	Changes in significant subsidiaries during the period (changes in specified subsidiaries resulting in the change in the scope of consolidation): None

(2)	Changes in accounting policies, procedures and methods of presentation for the preparation of the consolidated financial statements during the period (changes which are shown in changes in significant accounting policies for the preparation of the consolidated financial statements):

 Changes due to revisions to accounting standards:	Yes

‚ Changes due to other reasons:	None

Note)   Please refer to “Changes in accounting policies” in “(6) Significant accounting policies for the preparation of the consolidated financial statements” on page 18 and page 19 for details.

(3)	Number of shares outstanding (common stock) :

 Total shares outstanding including treasury stock:

As of March 31, 2010	984,055,299 shares

As of March 31, 2009	987,733,424 shares

‚ Treasury stock:

As of March 31, 2010	— shares

As of March 31, 2009	3,188,703 shares

Note)   Please refer to “Per Share Information” on page 48 for number of common stocks used for calculation of net income per share (consolidated basis).

(Reference) Summary of Non-consolidated Financial Results

1.	Non-consolidated Financial Results for the fiscal year ended March 31, 2010 (April 1, 2009 to March 31, 2010)

(1)	Non-consolidated Results of Operations

	Net premiums written		Ordinary profit		Net income
	millions of yen	%	millions of yen	%	millions of yen	%
Year ended March 31, 2010	1,258,896	(2.4)	50,318	—	42,774	—
Year ended March 31, 2009	1,290,464	(4.1)	(153,884)	—	(73,943)	—

Note)	The percentages are changes from corresponding period of previous fiscal year.

	Net income per share	Diluted net income per share	Return on equity	Net loss ratio	Net expense ratio
	yen	yen	%	%	%
Year ended March 31, 2010	43.44	43.40	6.0	73.9	34.1
Year ended March 31, 2009	(75.10)	—	(8.8)	70.3	34.5

(2)	Non-consolidated Financial Conditions

	Total assets	Total net assets	Equity ratio	Total net assets per share
	millions of yen	millions of yen	%	yen
As of March 31, 2010	5,029,232	820,181	16.3	832.14
As of March 31, 2009	4,856,435	615,721	12.7	624.38

Reference) Equity capital:	As of March 31, 2010	818,878 million yen
	As of March 31, 2009	614,737 million yen

2

Qualitative Information and Financial Statements

1.	Results of Operations

(1)	Analysis on results of operations

<Results of operations>

The Japanese economy showed some signs of recovery during the fiscal year ended March 31, 2010 after a severe economic downturn triggered by the failure of Lehman Brothers in September 2008. Exports and production activity have yet to recover to pre-crisis levels, but industrial output has continued to receive support from strong Asian export demand, and the resulting improvement in corporate earnings has seen capital investment begin to level out after a sustained downtrend. Consumer spending has also remained strong, with cash handouts and purchase incentive schemes fueling demand for durable goods and thereby helping to offset the impact of a relatively high unemployment rate. Prices remain in a mild deflationary trend.

It would appear that the Japanese economy has yet to develop any significant endogenous momentum, with exports and fiscal stimulus measures still the main engines of growth.

The property and casualty insurance industry saw a further decline in revenues. The voluntary automobile insurance was hit by a decline in contract unit price due to progression of discounted premiums for drivers with no accident history, the fire and allied insurance was affected by a decline in housing starts, and the marine insurance suffered due to weaker shipping activity and a stronger yen.

Under these circumstances, consolidated financial results for the year ended March 31, 2010 were as follows.

(a)	Ordinary income

Ordinary income for the year ended March 31, 2010 increased by 39.8 billion yen to 1,807.7 billion yen, compared with the year ended March 31, 2009.

Results by lines of business were as follows.

In property and casualty insurance business, net premiums written for the year ended March 31, 2010 decreased by 17.2 billion yen to 1,291.0 billion yen*, compared with the year ended March 31, 2009, mainly due to a decrease in revenue from voluntary automobile insurance and compulsory automobile liability insurance whose premium rate was revised in April, 2008. Ordinary income for the year ended March 31, 2010 increased by 42.0 billion yen to 1,704.8 billion yen, compared with the year ended March 31, 2009, due to an increase in underwriting profit caused by an increase in reversal of reserve for outstanding losses and claims related to claims payment of financial guarantee insurance.

In life insurance business, ordinary income for the year ended March 31, 2010 decreased by 3.6 billion yen to 104.6 billion yen, compared with the year ended March 31, 2009, mainly due to a decrease in reversal of underwriting reserves, despite an increase in life insurance premiums written caused by an increase in new business of Sompo Japan Himawari Life Insurance Co., Ltd.

* This figure represents amount before offsetting internal transactions among consolidated segments.

(b)	Ordinary expenses

Ordinary expenses for the year ended March 31, 2010 decreased by 153.0 billion yen to 1,758.9 billion yen, compared with the year ended March 31, 2009.

Results by lines of business were as follows.

In property and casualty insurance business, ordinary expenses for the year ended March 31, 2010 decreased by 157.7 billion yen to 1,655.5 billion yen, compared with the year ended March 31, 2009, mainly due to a substantial decrease in losses related to financial guarantee insurance and impairment losses on securities.

In life insurance business, ordinary expenses for the year ended March 31, 2010 increased by 3.2 billion yen to 105.0 billion yen, compared with the year ended March 31, 2009, mainly due to an increase in soliciting expenses caused by an increase in new business of Sompo Japan Himawari Life Insurance Co., Ltd.

(c)	Ordinary profit and net income

Ordinary profit for the year ended March 31, 2010 increased by 192.8 billion yen to 48.8 billion yen, compared with the year ended March 31, 2009. In property and casualty insurance business, ordinary profit was 49.2 billion yen. In life insurance business, ordinary loss was 0.4 billion yen.

As a result, net income for the year ended March 31, 2010 increased by 106.0 billion yen to 39.3 billion yen, compared with the year ended March 31, 2009.

4

(2)	Analysis on financial conditions

(a) Total assets

Total assets as of March 31, 2010 increased by 250.6 billion yen from March 31, 2009 to 6,164.0 billion yen, mainly due to an increase in securities such as stocks.

(b) Total net assets

Total net assets as of March 31, 2010 were 802.8 billion yen, due to an increase in unrealized gains on securities available for sale mainly caused by a rise of stock prices. Treasury stock of 3.1 billion yen was retired as of March 31, 2010.

(c) Cash flows and liquidity

Cash flows from operating activities for the year ended March 31, 2010 decreased by 48.3 billion yen to (85.4) billion yen, compared with the year ended March 31, 2009, mainly due to a decrease in premiums revenue.

Cash flows from investing activities for the year ended March 31, 2010 decreased by 102.6 billion yen to (61.3) billion yen, compared with the year ended March 31, 2009, mainly due to an increase in purchase of securities.

Cash flows from financing activities for the year ended March 31, 2010 increased by 124.7 billion yen to 105.4 billion yen, compared with the year ended March 31, 2009, mainly due to issuance of bonds.

As a result, cash and cash equivalents as of March 31, 2010 decreased by 36.6 billion yen from March 31, 2009 to 262.8 billion yen.

Cash and cash equivalents consist of cash on hand, demand deposits and short-term investments* which can be cashed easily. They are fully saved for an unexpected fluctuation of daily necessary money.

In addition, sufficient liquid assets based on the expected cash outflow are saved for risks of liquidity problem, for example huge claim payments involved with the occurrence of major disasters.

*short-term investments: time deposit etc. with original maturities or redemption of three months or less at the date of acquisition and few risks of fluctuation in value

Equity and fair-value equity ratios for the past five fiscal years are as follows.

					(%)

	FY2005	FY2006	FY2007	FY2008	FY2009
Equity ratio	20.1	20.8	16.6	10.0	13.0
Fair-value equity ratio	24.9	20.7	13.5	8.4	10.5

Notes)	1. Equity ratio: shareholders’ equity / total assets × 100
2. Fair -value equity ratio: market capitalization / total assets × 100
(Market capitalization of FY2009 is calculated on the basis of the closing price as of March 26, 2010.)

3.      We do not publish our “ratio of cash flow to interest-bearing debt” or “interest coverage ratio”, believing that these indicators are not appropriate measures of financial soundness for the Sompo Japan Group that are engaged primarily in the insurance business.

(3)	Dividend policy

Sompo Japan is seeking to expand its internal reserve, as a social mission of property and casualty insurance company, in order to strengthen its claim paying ability for natural disasters such as earthquakes and wind or water disasters and provide for the change of future business conditions. At the same time, as for return to stockholders, Sompo Japan has the policy that it intends to increase the actual amounts of dividends stably. According to the policy, the forecast for dividends per share for this fiscal year ended March 31, 2010 is 20 yen.

5

(4)	Business-related risks and uncertainties

Below we have listed those risk factors with the potential to affect our business, financial condition, and results of operations that we consider to be of material relevance to investor decision-making. It is important to recognize that these risks are not mutually exclusive and that a single given event could therefore impact on a number of different aspects of our operations.

We will continue to make every effort to mitigate risk factors wherever possible while also working to minimize their potential impact.

(a)	Impact of a deterioration in the Japanese economy

We currently expect the Japanese economy to follow a gradual recovery path as the improving global economy continues to provide support for exports and production activity, but our insurance business could be materially adversely affected in the event of a protracted economic downturn.

Moreover, our asset portfolio—which includes domestic stocks, domestic bonds, loans to domestic entities, and domestic real estate—is relatively vulnerable to fluctuations in the performance of the domestic economy, and our financial condition and business performance could therefore be materially adversely affected in the event of a significant deterioration in the domestic economic climate.

(b)	Intensified competition within the non-life insurance industry

Competition within the non-life insurance industry—and the automobile insurance sector in particular—has intensified significantly as a consequence of wide-ranging deregulation since amendments to the Insurance Business Act took effect in 1996, with price competition among existing insurers and new entrants to the industry creating significant pressure on profit margins.

Profit performance could be materially adversely affected in the event of further deregulation or fiercer price competition.

(c)	Changes in relevant laws, regulations, accounting systems, etc.

The Sompo Japan Group’s domestic insurance business operates within the constraints imposed by various laws and regulations, and our financial condition and business performance could therefore be materially adversely affected in the event of an unexpected change in regulations or the imposition of new regulations that have a negative impact on revenue generated by insurance product sales and services or require significant additions to underwriting reserves.

(d)	Natural disasters

Japan faces considerable exposure to the risk of earthquakes, typhoons, fires, snow-related damage, and other natural disasters, the frequency and severity of which are extremely difficult to predict.

We purchase reinsurance coverage and maintain a catastrophe reserve by way of preparation for such eventualities, but our financial condition and business performance could be materially adversely affected in the event that natural disasters exceed our current expectations in terms of frequency and/or severity.

(e)	Damages beyond normal expectations

Cost of sales for insurance policies is determined only after any payout obligations have been met, and our financial condition and business performance could therefore be materially adversely affected if damages turn out to be greater than can be reasonably anticipated through an application of the law of large numbers.

(f)	Reinsurance risk

We purchase reinsurance coverage as a means of expanding our underwriting capacity and protecting against the risk of natural disasters. The profitability of our insurance business and our ability to provide customers with suitable insurance coverage could therefore be materially adversely affected if reinsurance premiums move sharply higher or adequate insurance coverage becomes impossible to obtain as a consequence of sudden changes in reinsurance market conditions or credit-related problems affecting one or more of our reinsurance providers.

(g)	Overseas operations

Our overseas insurance business is relatively small by comparison with our domestic insurance business, but necessarily entails a variety of country- and region-specific risks. The profitability of our overseas operations could be materially adversely affected in the event of sudden changes in laws or regulations, rapid exchange rate fluctuations, or other significant changes in political, social, and/or economic conditions.

6

(h)	Life insurance and other businesses

The Sompo Japan Group has branched out into such areas as life insurance, defined contribution pensions, and asset management services in line with efforts to diversify its business portfolio. Our life insurance business in particular has expanded significantly over the past few years. Our financial condition and business performance could therefore be materially adversely affected if further expansion of our life insurance business requires significant additional capital, competition with other life insurers prevents us from establishing a solid business foundation, or profitability is adversely impacted due to the manifestation of various risks specific to life insurance products.

(i)	Stock prices

The Sompo Japan Group has significant stock holdings relating to its maintenance of long-term relationships with insurance-buying firms, and our financial condition and business performance could therefore be materially adversely affected if stock price fluctuations result in significant realized and/or unrealized losses or an erosion of net assets.

(j)	Exchange rate risk

The Sompo Japan Group invests in foreign bonds and stocks with a view to diversifying investment risk. Asset values and returns on investment (measured in yen terms) could be materially adversely affected in the event of significant fluctuations in the relevant exchange rates.

(k)	Interest rate risk

An increase in market interest rates may reduce the value of our fixed-rate bond and loan holdings, while a decline in market interest rates may increase the market value of our liabilities due to the existence of our underwriting reserves for long-term insurance coverage. A rise in market interest rates may also increase our interest payment costs due to the fact that we have issued subordinated bonds for which coupon payments are variable from the sixth year onwards. In summary, our financial condition and business performance could be materially adversely affected in the event of significant fluctuations in market interest rates.

(l)	Liquidity risk

The Sompo Japan Group holds highly liquid assets in recognition of the need to meet future payout obligations, but our financial condition and business performance could be materially adversely affected if cash flow difficulties arise as a consequence of a major natural disaster, an increase in policy cancellations, or financial market turmoil, in which case we might be forced to raise funds at higher-than-usual interest rates or sell off securities holdings at anomalously low prices.

(m)	Creditworthiness of securities issuers and obligors

Our financial condition and business performance could be materially adversely affected in the event that deterioration in creditworthiness or bankruptcy of a securities issuer or obligor causes a significant decline in the value of our securities or loan holdings or makes it impossible for us to recoup outstanding interest and principal.

(n)	Rating downgrade risk

We are constantly working to bolster our profitability and improve our financial condition, but our credit ratings are subject to review at any time based on information collected independently by rating agencies in addition to that provided by the Sompo Japan Group, and may also be affected by rating agencies’ assessments of Japan’s sovereign rating and the stability of the Japanese financial system as a whole. Our financial condition and business performance could be materially adversely affected in the event that a rating downgrade results in higher fundraising costs or impedes our ability to sell insurance products.

(o)	Litigation risk

Our financial condition and business performance could be materially adversely affected in the event that litigation in relation to our broad range of domestic and overseas operations requires us to pay massive damages or cut back our operations in some way.

(p)	Leaks of customer information

The Sompo Japan Group maintains information pertaining to a large number of corporate and individual clients as well as a broad range of business-related information for internal use. Each of our group companies has formulated what we believe to be appropriate information management policies and procedures, and we have also implemented a range of security measures in relation to our computer systems as well as conducted training sessions to ensure that the importance of maintaining sound information management practices is fully understood by all employees and officers. Nevertheless, our operations, financial condition, and business performance could be materially adversely affected in the event that these measures to prevent leaks of important information prove insufficient in some respect.

7

(q)	Business integration synergies

NKSJ Holdings, Inc. was established on April 1, 2010 through a merger between Sompo Japan Insurance Inc. and NIPPONKOA Insurance Co., Ltd.

Our financial condition and business performance could be materially adversely affected in the event that integration-driven synergies prove to be somewhat smaller than we currently anticipate despite our best efforts as laid out in our business plan.

(r)	Reputation risk

The Sompo Japan Group’s reputation could be harmed if customers or investors were to be misled or confused by information spread through the mass media or via internet bulletin boards, irrespective of that information’s accuracy or veracity. Our financial condition and business performance could also be materially adversely affected by malicious rumors or misinformation.

(s)	Other risks

Other risks with the potential to materially adversely affect our financial condition and business performance include—but are not limited to—the possibilities of a temporary suspension of operations due to circumstances such as a natural disaster or computer system failure, a loss of customer confidence due to an improper or illegal act on the part of a person working on behalf of the Sompo Japan Group, or an administrative order arising out of such misconduct.

(t)	The above forward-looking statements are based on our expectations as of the date of this release.

8

2. The Sompo Japan Group

The Sompo Japan Group consists of Sompo Japan, 46 subsidiaries, and 21 affiliates. The Group is engaged in property and casualty insurance business and life insurance business.

The property and casualty insurance business managed by the Group also include financial services, for example defined contribution pension business, mutual fund and investment advisory business, and investment business. The group is also engaged in general administrative services and data processing services business accompanied by the Group’s business.

The following chart illustrates the overall organization structure of the Group. (Only major group companies are represented.)

Sompo Japan Insurance Inc.

- <65 companies>
  - **Property and casualty insurance business**
    - <44 companies>
      - **Property and casualty insurance business / Property and casualty insurance related business**
        - **Property and casualty insurance business**
          - (22 companies: 15 subsidiaries, 7 affiliates)
            - ◎ Saison Automobile and Fire Insurance Company, Limited
            - ◎ Sompo Japan Insurance Company of America <U.S.A.>
            - ◎ Sompo Japan Insurance Company of Europe Limited <U.K.>
            - ◎ Sompo Japan Insurance (Singapore) Pte. Ltd. <Singapore>
            - ◎ Sompo Japan Insurance (China) Co., Ltd. <China>
            - ◎ Sompo Japan Insurance (Hong Kong) Company Limited <Hong Kong>
            - ◎ Yasuda Seguros S.A. <Brazil>
            - ★ Hitachi Capital Insurance Corporation
            - ★ Berjaya Sompo Insurance Berhad <Malaysia>
            - ★ Universal Sompo General Insurance Company Limited <India>
            - ★ Maritima Seguros S.A. <Brazil>
            - ★ Maritima Saude Seguros S.A. <Brazil>
            - ○ Ark Re Limited <Guernsey>
            - ○ Sompo Japan Reinsurance Company Limited <Hong Kong>
            - 8 other companies
        - **Property and casualty insurance related business**
          - (22 companies: 17 subsidiaries, 5 affiliates)
            - ○ Healthcare Frontier Japan Inc. (Consulting about health and care such as prevention of disease, etc.)
            - ○ Sompo Japan Claims Services Inc. (Claim services of voluntary automobile insurance)
            - ○ Sompo Japan Heartful Line Inc. (Auto insurance call center and consulting)
            - ○ Sompo Japan Risk Management Inc. (Assessment and analysis of risk and consulting)
            - ○ Sompo Japan Healthcare Services Inc. (Mental healthcare services)
            - 17 other companies
    - <16 companies>
      - **Financial services business**
        - **Defined contribution pension business**
          - (1 subsidiary)
            - ◎ Sompo Japan DC Securities Co., Ltd.
        - **Mutual fund and investment advisory business**
          - (1 subsidiary)
            - ◎ Sompo Japan Asset Management Co., Ltd.
        - **Investment business**
          - (11 companies: 2 subsidiaries, 9 affiliates)
            - ★ Yasuda Enterprise Development Co., Ltd.
            - ○ YED Global Technology I Partnership
            - 9 other companies
        - **Other financial services business**
          - (3 subsidiaries)
            - ◎ Sompo Japan Asia Holdings Pte. Ltd. <Singapore> (Management control and support, human resources cultivation, and investment support such as mergers and acquisitions)
            - ○ Sompo Japan Credit Inc. (Credit card, consumer loans, and credit guarantee services)
            - ○ FGCA Limited <Cayman> (Guarantee on liabilities related to reinsurance contracts)
    - < 5 companies>
      - **General administrative services and data processing services business**
        - **Property maintenance and management services business**
          - (1 subsidiary)
            - ○ Sompo Japan Building Management Inc. (Real estate management, car management, and storage and dispatch of printed materials)
        - **Data processing and calculation services business**
          - (3 subsidiaries)
            - ○ Sompo Japan Information Services Inc. (Data processing by computers and computer-related machinery)
            - ○ Sompo Japan System Solutions Inc. (Software development, maintenance, and sales)
            - 1 other company
        - **Survey and research business**
          - (1 subsidiary)
            - ○ Sompo Japan Research Institute Inc.
- <2 companies>
  - **Life insurance business**
    - (2 subsidiaries)
      - ◎ Sompo Japan Himawari Life Insurance Co., Ltd.
      - ◎ Sompo Japan DIY Life Insurance Co., Ltd.

Notes)

1. The definitions of each sign are as follows.
   ◎Consolidated subsidiary ★Affiliate accounted for under the equity method ○Non-consolidated subsidiary
2. Yasuda Seguros S.A. is partly engaged in life insurance business.
3. Saison Automobile and Fire Insurance Company, Limited, which was formerly an affiliate, became a subsidiary as of July 3, 2009.
4. Maritima Seguros S.A. became an affiliate as of July 24, 2009.
5. Maritima Saude Seguros S.A. became an affiliate as of July 24, 2009.

9

3.	Consolidated Financial Statements

(1)	Consolidated Balance Sheets

	(Millions of yen)

	As of March 31, 2009	As of March 31, 2010
Assets:
Cash and deposits	151,781	187,887
Call loans	73,600	46,800
Receivables under resale agreements	81,978	61,489
Monetary receivables bought	40,160	34,585
Money trusts	9,715	8,121
Securities	4,125,568	4,479,148
Loans	517,894	493,186
Tangible fixed assets:	219,047	215,274
Land	104,173	103,625
Buildings	89,717	86,652
Lease assets	2,253	3,600
Construction in progress	1,221	730
Other tangible fixed assets	21,682	20,666
Intangible fixed assets:	26,456	28,284
Software	2,542	6,217
Goodwill	23,096	21,224
Other intangible fixed assets	816	841
Other assets	434,189	479,076
Deferred tax assets	249,507	135,415
Allowance for possible loan losses	(16,520)	(5,201)

Total assets	5,913,379	6,164,068

Liabilities:
Underwriting funds:	4,998,577	4,924,301
Reserve for outstanding losses and claims	818,052	755,836
Underwriting reserves	4,180,524	4,168,465
Bonds	—	128,000
Other liabilities	199,019	202,370
Reserve for retirement benefits	99,342	78,451
Reserve for retirement benefits to directors	31	91
Reserve for bonus payments	14,679	14,971
Reserve for price fluctuation	6,487	12,287
Deferred tax liabilities	295	749

Total liabilities	5,318,432	5,361,224

Net assets:
Shareholders’ equity:
Common stock	70,000	70,000
Capital surplus	24,229	24,229
Retained earnings	320,381	336,793
Treasury stock	(2,839)	—

Total shareholders’ equity	411,771	431,023

Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	207,503	389,352
Foreign currency translation adjustments	(26,274)	(21,674)

Total valuation and translation adjustments	181,228	367,678

Stock acquisition rights	984	1,302
Non-controlling interests	962	2,839

Total net assets	594,946	802,843

Total liabilities and net assets	5,913,379	6,164,068

10

(2)	Consolidated Statements of Income

(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)	Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
Ordinary income:	1,767,980	1,807,781
Underwriting income:	1,657,757	1,673,773
Net premiums written	1,308,194	1,290,948
Deposits of premiums by policyholders	145,491	112,917
Interest and dividend income on deposits of premiums, etc.	43,024	40,586
Life insurance premiums written	124,039	131,899
Reversal of reserve for outstanding losses and claims	—	69,402
Reversal of underwriting reserves	36,083	25,773
Other underwriting income	923	2,246
Investment income:	101,968	121,694
Interest and dividend income	123,548	113,368
Investment gains on money trusts	—	18
Gains on sales of securities	19,630	38,822
Gains on redemption of securities	266	411
Gains on derivatives	426	6,979
Investment gains on special account	—	2,191
Other investment income	1,122	488
Transfer of interest and dividend income on deposits of premiums, etc.	(43,024)	(40,586)
Other ordinary income:	8,254	12,313
Other ordinary income	8,254	12,313
Ordinary expenses:	1,912,032	1,758,951
Underwriting expenses:	1,476,233	1,424,573
Net claims paid	841,304	873,106
Loss adjustment expenses	75,981	76,543
Net commissions and brokerage fees	231,599	233,347
Maturity refunds to policyholders	202,767	192,360
Dividends to policyholders	30	131
Life insurance claims paid	39,485	41,174
Provision for reserve for outstanding losses and claims	82,732	—
Other underwriting expenses	2,331	7,909
Investment expenses:	139,430	31,740
Investment losses on money trusts	12,746	940
Investment losses on trading securities	225	46
Losses on sales of securities	2,444	12,182
Impairment losses on securities	80,064	3,562
Losses on redemption of securities	461	2,609
Investment losses on special account	3,110	—
Other investment expenses	40,378	12,398
Operating, general and administrative expenses	293,790	289,293
Other ordinary expenses:	2,578	13,344
Interest paid	113	6,071
Provision for allowance for possible loan losses	578	—
Losses on bad debt	100	287
Investment losses on the equity method	338	30
Other ordinary expenses	1,447	6,954

Ordinary profit (loss)	(144,052)	48,829

11

(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)	Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
Extraordinary gains:	34,231	16,798
Gains on disposal of fixed assets	629	1,785
Reversal of price fluctuation reserve	31,420	—
Other extraordinary gains	2,181	15,013
Extraordinary losses:	848	7,131
Losses on disposal of fixed assets	734	958
Impairment losses	—	380
Provision for price fluctuation reserve	—	5,792
Unrealized losses on property	113	—

Income (loss) before income taxes and non-controlling interests	(110,669)	58,496

Income taxes	7,082	4,510
Refunded income taxes for prior period	—	(1,161)
Deferred income taxes	(50,931)	16,391

Total income taxes	(43,849)	19,739

Non-controlling interests	(110)	(609)

Net income (loss)	(66,710)	39,366

12

(3)	Consolidated Statements of Changes in Net Assets

(Millions of yen)

	Year ended March 31, 2009	Year ended March 31, 2010
	(April 1, 2008 to March 31, 2009)	(April 1, 2009 to March 31, 2010)
Shareholders’ equity:
Common stock:
Balance at the beginning of the period	70,000	70,000

Balance at the end of the period	70,000	70,000

Capital surplus:
Balance at the beginning of the period	24,241	24,229
Changes during the period
Disposal of treasury stock	(11)	—

Total changes during the period	(11)	—

Balance at the end of the period	24,229	24,229

Retained earnings:
Balance at the beginning of the period	407,051	320,381
Increase (decrease) due to changes in accounting policies applied to foreign subsidiaries	(257)	—
Changes during the period
Dividends	(19,691)	(19,690)
Net income (loss)	(66,710)	39,366
Disposal of treasury stock	(10)	(7)
Retirement of treasury stock	—	(3,101)
Changes in the scope of consolidation	—	(155)

Total changes during the period	(86,412)	16,411

Balance at the end of the period	320,381	336,793

Treasury stock:
Balance at the beginning of the period	(2,842)	(2,839)
Changes during the period
Acquisition of treasury stock	(213)	(446)
Disposal of treasury stock	216	184
Retirement of treasury stock	—	3,101

Total changes during the period	3	2,839

Balance at the end of the period	(2,839)	—

Total shareholders’ equity:
Balance at the beginning of the period	498,449	411,771
Increase (decrease) due to changes in accounting policies applied to foreign subsidiaries	(257)	—
Changes during the period
Dividends	(19,691)	(19,690)
Net income (loss)	(66,710)	39,366
Acquisition of treasury stock	(213)	(446)
Disposal of treasury stock	194	177
Changes in the scope of consolidation	—	(155)

Total changes during the period	(86,420)	19,251

Balance at the end of the period	411,771	431,023

13

	(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)	Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax:
Balance at the beginning of the period	571,377	207,503
Changes during the period
Net changes in items other than shareholders’ equity	(363,873)	181,849

Total changes during the period	(363,873)	181,849

Balance at the end of the period	207,503	389,352

Foreign currency translation adjustments:
Balance at the beginning of the period	245	(26,274)
Changes during the period
Net changes in items other than shareholders’ equity	(26,520)	4,599

Total changes during the period	(26,520)	4,599

Balance at the end of the period	(26,274)	(21,674)

Total valuation and translation adjustments:
Balance at the beginning of the period	571,622	181,228
Changes during the period
Net changes in items other than shareholders’ equity	(390,393)	186,449

Total changes during the period	(390,393)	186,449

Balance at the end of the period	181,228	367,678

Stock acquisition rights:
Balance at the beginning of the period	557	984
Changes during the period
Net changes in items other than shareholders’ equity	426	318

Total changes during the period	426	318

Balance at the end of the period	984	1,302

Non-controlling interests:
Balance at the beginning of the period	546	962
Changes during the period
Net changes in items other than shareholders’ equity	416	1,877

Total changes during the period	416	1,877

Balance at the end of the period	962	2,839

Total net assets:
Balance at the beginning of the period	1,071,176	594,946
Increase (decrease) due to changes in accounting policies applied to foreign subsidiaries	(257)	—
Changes during the period
Dividends	(19,691)	(19,690)
Net income (loss)	(66,710)	39,366
Acquisition of treasury stock	(213)	(446)
Disposal of treasury stock	194	177
Changes in the scope of consolidation	—	(155)
Net changes in items other than shareholders’ equity	(389,551)	188,645

Total changes during the period	(475,971)	207,897

Balance at the end of the period	594,946	802,843

14

(4)	Consolidated Statements of Cash Flows

	(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)	Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
Cash flows from operating activities:
Income (loss) before income taxes and non-controlling interests	(110,669)	58,496
Depreciation	10,792	11,634
Impairment losses	—	380
Amortization of goodwill	1,872	3,352
Increase (decrease) in reserve for outstanding losses and claims	85,595	(70,454)
Increase (decrease) in underwriting reserves	(37,714)	(27,455)
Increase (decrease) in allowance for possible loan losses	(35)	(11,327)
Increase (decrease) in reserve for retirement benefits	3,076	(21,607)
Increase (decrease) in reserve for retirement benefits to directors	(2,471)	31
Increase (decrease) in reserve for bonus payments	552	178
Increase (decrease) in reserve for price fluctuation	(31,420)	5,792
Interest and dividend income	(123,548)	(113,368)
Losses (gains) on investment in securities	63,066	(20,880)
Interest expenses	113	6,071
Foreign exchange losses (gains)	10,935	5,748
Losses (gains) related to tangible fixed assets	219	(826)
Losses (gains) related to loans	37	34
Investment losses (gains) on the equity method	338	30
Decrease (increase) in other assets	2,880	(61,464)
Increase (decrease) in other liabilities	(16,129)	527
Others	50,711	19,020

Subtotal	(91,797)	(216,083)

Interest and dividend received	126,285	115,591
Interest paid	(110)	(3,663)
Income taxes paid	(71,515)	18,678

Cash flows from operating activities	(37,138)	(85,477)

Cash flows from investing activities:
Net decrease (increase) in deposits	3,648	(20,761)
Purchase of monetary receivables bought	(5,897)	(1,362)
Proceeds from sales and redemption of monetary receivables bought	8,977	5,052
Increase in money trusts	—	(185)
Decrease in money trusts	18,496	4,198
Purchase of securities	(577,045)	(675,714)
Proceeds from sales and redemption of securities	598,409	623,131
Loans made	(150,151)	(141,239)
Collection of loans	142,233	157,458
Others	10,837	(7,409)

Subtotal	49,508	(56,832)

Total of operating activities and investment transactions as above	12,370	(142,309)

Acquisition of tangible fixed assets	(9,601)	(7,242)
Proceeds from sales of tangible fixed assets	1,338	2,613
Proceeds related to acquisition of stocks of subsidiaries resulting in changes in the scope of consolidation	—	64

Cash flows from investing activities	41,246	(61,396)

15

	(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)	Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
Cash flows from financing activities:
Proceeds from issuance of bonds	—	128,000
Proceeds from issuance of stocks	700	—
Proceeds from sales of treasury stock	194	177
Acquisition of treasury stock	(213)	(446)
Dividends paid	(19,724)	(19,678)
Dividends paid to non-controlling shareholders	(4)	(0)
Others	(255)	(2,602)

Cash flows from financing activities	(19,303)	105,449

Effect of exchange rate changes on cash and cash equivalents	(5,305)	3,175

Net Increase (decrease) in cash and cash equivalents	(20,501)	(38,249)

Cash and cash equivalents at the beginning of the period	319,998	299,497
Net increase in cash and cash equivalents due to newly consolidated subsidiaries	—	1,596

Cash and cash equivalents at the end of the period	299,497	262,844

16

(5)	Notes on Going-Concern Assumption

None.

(6)	Significant Accounting Policies for the Preparation of the Consolidated Financial Statements

1.	Scope of consolidation

(1)	Number of consolidated subsidiaries: 13 companies

Sompo Japan Himawari Life Insurance Co., Ltd.

Sompo Japan DC Securities Co., Ltd.

Healthcare Frontier Japan Inc.

Sompo Japan DIY Life Insurance Co., Ltd.

Saison Automobile and Fire Insurance Company, Limited

Sompo Japan Asset Management Co., Ltd.

Sompo Japan Insurance Company of America

Sompo Japan Insurance Company of Europe Limited

Sompo Japan Asia Holdings Pte. Ltd.

Sompo Japan Insurance (Singapore) Pte. Ltd.

Sompo Japan Insurance (China) Co., Ltd.

Sompo Japan Insurance (Hong Kong) Company Limited

Yasuda Seguros S.A.

Healthcare Frontier Japan Inc. and Sompo Japan Insurance (Hong Kong) Company Limited are included in the consolidation from this fiscal year due to the increase in materiality.

Saison Automobile and Fire Insurance Company, Limited, which was formerly an affiliate accounted for under the equity method, is included in the consolidation from this fiscal year as it became Sompo Japan’s subsidiary through additional acquisition of shares. Its results of operations are consolidated from the second quarter of this fiscal year, while its results of operations for the first quarter of this fiscal year are accounted for under the equity method as the date of the additional acquisition of shares is deemed to be the beginning of the second quarter of this fiscal year.

(2)	Non-consolidated subsidiaries

Principal companies

Ark Re Limited

Sompo Japan Reinsurance Company Limited

As the non-consolidated subsidiaries do not have a material impact on reasonable judgment about the Group’s financial conditions and results of operations in terms of total assets, ordinary income, net income or loss and retained earnings, they are excluded from the scope of consolidation.

2.	Application of the equity method

(1)	Number of affiliates accounted for under the equity method: 6 companies

Yasuda Enterprise Development Co., Ltd.

Hitachi Capital Insurance Corporation

Berjaya Sompo Insurance Berhad

Universal Sompo General Insurance Company Limited

Maritima Seguros S.A.

Maritima Saude Seguros S.A.

Investments in Maritima Seguros S.A. and Maritima Saude Seguros S.A. are accounted for under the equity method from this fiscal year as they became affiliates through the acquisition of shares.

17

(2)	Non-consolidated subsidiaries and affiliates not accounted for under the equity method

Principal companies

Ark Re Limited

Sompo Japan Reinsurance Company Limited

These non-consolidated subsidiaries and affiliates are not accounted for under the equity method as each company has a minor impact on the consolidated net income or loss and retained earnings and they do not have a material impact as a whole.

3.	The balance sheet dates of consolidated subsidiaries

The balance sheet dates of the foreign consolidated subsidiaries are December 31. As the differences in the balance sheet dates do not exceed three months, the financial statements as of December 31 are used for the preparation of the consolidated financial statements.

Necessary adjustments are made for the significant transactions during the periods from the balance sheet dates of the subsidiaries to the consolidated balance sheet date.

4.	Accounting policies

(1)	Valuation policies and methods for securities

Valuation policies and methods for securities held by Sompo Japan and its domestic consolidated subsidiaries are as follows.

(a)	Trading securities are carried at fair value.

Cost of sale is calculated under the moving-average method.

(b)	Bonds held to maturity are carried at amortized cost based on the moving-average method.

(c)	Stocks of non-consolidated subsidiaries and affiliates that are not accounted for under the equity method are carried at cost based on the moving-average method.

(d)	Securities available for sale which have readily determinable fair value are carried at fair value based on the market price as of the balance sheet date.

Changes in unrealized gains or losses, net of applicable income taxes, are directly included in net assets, and cost of sale is calculated based on the moving-average method.

(e)	Securities available for sale which Sompo Japan considers extremely difficult to figure out fair value are carried at cost based on the moving-average method.

(f)	Securities managed as trust assets in money trust for trading purposes are carried at fair value.

(g)	Securities managed as trust assets in money trusts classified as other than trading purposes or held to maturity are carried on the same basis as that of securities available for sale.

Securities held by the foreign consolidated subsidiaries are mainly carried at fair value.

(Changes in accounting policies)

Sompo Japan has adopted ASBJ Accounting Standard No.10 “Accounting Standards for Financial Instruments” (as amended on March 10, 2008) from this fiscal year and the scope of securities which are carried at fair value is changed.

This change has no material impact on securities, deferred tax assets, deferred tax liabilities, and unrealized gains on securities available for sale.

(2)	Valuation policies and methods for derivative financial instruments

Derivative financial instruments of Sompo Japan and its domestic consolidated subsidiaries are carried at fair value.

18

(3)	Depreciation methods of significant assets

(a)	Tangible fixed assets (excluding lease assets)

Depreciation of tangible fixed assets (excluding lease assets) held by Sompo Japan and its domestic consolidated subsidiaries is computed using the declining-balance method, except for buildings (excluding fixtures) acquired on or after April 1, 1998 on which depreciation is computed using the straight-line method.

Depreciation of tangible fixed assets (excluding lease assets) held by the foreign consolidated subsidiaries is computed using the straight-line method.

(b)	Intangible fixed assets

Capitalized software for internal use held by the consolidated subsidiaries is amortized using the straight-line method based on the estimated useful life.

(4)	Accounting policies for significant reserves

(a)	Allowance for possible loan losses

In order to provide for losses from defaults, Sompo Japan and its domestic consolidated insurance subsidiaries establish allowance for possible loan losses in accordance with the internal standards for self-assessment of assets and the policy of write-off and provision.

For claims on debtors that have legally, formally or substantially entered into bankruptcy, special liquidation or whose notes have been under suspension at clearing houses, allowances are provided based on the amount remaining after deduction of the estimated recoverable amounts from the disposal of collateral and from guarantees.

For claims on debtors that are highly probable that they would bankrupt in the future, allowances are provided based on the amount remaining after deduction of the estimated recoverable amounts from the disposal of collateral and from guarantees, considering the debtor’s overall solvency assessment.

For claims other than those described above, allowances are provided based on the amount of claims multiplied by the expected default rate, which is computed based on historical loan loss experience.

The departments responsible for respective assets assess relevant claim in accordance with the in-house self-assessment criteria. The asset auditing department independently reviews the results and allowances are provided based on the said results.

The other consolidated subsidiaries determine the collectability of the receivables respectively to provide allowances based on the said results to cover the estimated future losses.

(b)	Reserve for retirement benefits

In order to provide for employees’ retirement benefits, Sompo Japan and its domestic consolidated subsidiaries record the amount based on the projected retirement benefit obligation and the estimated plan assets at the end of the fiscal year.

Prior service costs are amortized using the straight-line method over certain years within the average remaining service years of employees at the time of occurrence.

Actuarial gains and losses are amortized using the straight-line method over certain years within the average remaining service years of employees at the time of occurrence from the following fiscal year.

Sompo Japan contributes 25,276 million yen of stocks that it holds to the retirement benefits trust and records other extraordinary gains of 15,013 million yen for contribution to the retirement benefits trust for this fiscal year.

(Changes in accounting policies)

Sompo Japan and its domestic consolidated companies have adopted ASBJ Accounting Standard No.19 “Partial Amendments to Accounting Standard for Retirement Benefits (Part3)” (July 31, 2008) from this fiscal year.

This change has no impact on ordinary profit and income before income taxes and non-controlling interests for this fiscal year as the same discount rate as the conventional method is used.

(c)	Reserve for retirement benefits to directors

In order to provide for retirement benefits to directors, the domestic consolidated subsidiaries record the amount deemed accrued at the end of the fiscal year based on internal regulations.

19

(d)	Reserve for bonus payments

In order to provide for employees’ bonus payments, Sompo Japan and its consolidated subsidiaries record the estimated amounts to be paid at the end of the fiscal year.

(e)	Reserve for price fluctuation

In order to provide for possible losses arising from price fluctuation of stock etc, Sompo Japan and its domestic consolidated insurance subsidiaries set aside reserves under Article 115 of the Insurance Business Act.

(5)	Translation of significant foreign currency assets and liabilities

Foreign currency assets and liabilities are translated into Japanese yen at the exchange rate prevailing as of the consolidated balance sheet date, and translation differences are recognized as gains or losses.

Foreign currency assets, liabilities, income and expenses of the foreign consolidated subsidiaries are translated into Japanese yen at the exchange rate prevailing as of their respective balance sheet dates, and translation differences are included in foreign currency translation adjustments and non-controlling interests.

(6)	Significant hedge accounting

Sompo Japan and its domestic consolidated subsidiaries apply fair value hedge accounting to equity swap transactions for hedging the future stock price fluctuation risks.

The exceptional method is applied to interest rate swap transactions for hedging the future interest rate fluctuation risks when these transactions meet the given requirements. Fair value hedge accounting is applied to forward foreign exchange transactions and currency swap transactions for hedging the future exchange rate fluctuation risks of foreign currency bonds as exceptional accounting rule is applied when these transactions meet the given requirements.

Hedge effectiveness is assessed periodically by comparing the fair value fluctuation of hedged items and hedging instruments during the periods from the start dates of the hedges to the assessment dates as a rule. When hedged items and hedging instruments are highly interrelated, when interest rate swap transactions meet requirements for applying the exceptional method or when forward foreign exchange transactions and currency swap transactions meet requirements for applying exceptional accounting, assessment of hedge effectiveness is not performed.

(7)	Accounting for consumption taxes

Sompo Japan and its domestic consolidated subsidiaries account for national and local consumption taxes using the tax-excluded method, except for Sompo Japan’s expenses such as loss adjustment expenses, net commissions and brokerage fees and operating, general and administrative expenses for which Sompo Japan accounts using the tax-included method.

Non-deductible consumption taxes relating to assets are included in other assets and amortized in equal installments over five years.

(8)	Accounting standards of the foreign consolidated subsidiaries

The foreign consolidated subsidiaries apply their local accounting standards. Necessary adjustments are made in the preparation of the consolidated financial statements.

5.	Valuation of assets and liabilities of the consolidated subsidiaries

All assets and liabilities of the consolidated subsidiaries are valued at fair value.

6.	Amortization of goodwill and negative goodwill

Goodwill and negative goodwill are amortized over 20 years using the straight-line method. Insignificant amounts of goodwill and negative goodwill are amortized at one time.

7.	Cash and cash equivalents in the consolidated statement of cash flows

Cash and cash equivalents in the consolidated statement of cash flows consist of cash on hand, demand deposits and short-term investments with original maturities or redemption of three months or less, which can be cashed easily and have few risks of fluctuation in value.

20

(7)	Notes to the Consolidated Financial Statements

(Notes to the Consolidated Balance Sheets)

As of March 31, 2009
1. Accumulated depreciation of tangible fixed assets amounts to 236,040 million yen. Advanced depreciation of tangible fixed assets amounts to 10,521 million yen.

As of March 31, 2010
1. Accumulated depreciation of tangible fixed assets amounts to 242,018 million yen. Advanced depreciation of tangible fixed assets amounts to 10,490 million yen.

2. Investments in non-consolidated subsidiaries and affiliates

Securities (stocks)	25,533	million yen
Securities (equity interests)	9,147	million yen

2. Investments in non-consolidated subsidiaries and affiliates

Securities (stocks)	35,392	million yen
Securities (equity interests)	7,126	million yen

3.
(1)

Loans to borrowers in bankruptcy and overdue loans amounted to 491 million yen and 2,474 million yen, respectively.

Loans to borrowers in bankruptcy represent those loans (excluding the portion of the loans that were written off), on which accrued interest receivable is not recognized because repayments of principal or interest were overdue for considerable periods and they are regarded uncollectible and which met the events defined in Article 96-1-3 (the maximum amount transferable to allowance for possible loan losses) and 4 of the Corporate Income Tax Law Enforcement Regulation (Article 97 of 1965 Cabinet Order). Hereafter, those loans are referred to as “Non-accrual loans.”

Overdue loans represent non-accrual loans other than (a) loans to borrowers in bankruptcy or (b) loans on which payments of interest are deferred in order to assist or facilitate the restructuring of borrowers in financial difficulties.

3.
(1)

Loans to borrowers in bankruptcy and overdue loans amounted to 821 million yen and 2,101 million yen, respectively.

Loans to borrowers in bankruptcy represent those loans (excluding the portion of the loans that were written off), on which accrued interest receivable is not recognized because repayments of principal or interest were overdue for considerable periods and they are regarded uncollectible and which met the events defined in Article 96-1-3 (the maximum amount transferable to allowance for possible loan losses) and 4 of the Corporate Income Tax Law Enforcement Regulation (Article 97 of 1965 Cabinet Order). Hereafter, those loans are referred to as “Non-accrual loans.”

Overdue loans represent non-accrual loans other than (a) loans to borrowers in bankruptcy or (b) loans on which payments of interest are deferred in order to assist or facilitate the restructuring of borrowers in financial difficulties.

(2)

Loans overdue for three months or more amounted to 4 million yen.

Loans overdue for three months or more represent, among loans which are not included in loans to borrowers in bankruptcy or overdue loans, loans on which the payment of principal or interest has been delayed for three months or more from the date following the due date.

(2)

Loans overdue for three months or more amounted to 5 million yen.

Loans overdue for three months or more represent, among loans which are not included in loans to borrowers in bankruptcy or overdue loans, loans on which the payment of principal or interest has been delayed for three months or more from the date following the due date.

(3)

Restructured loans amounted to 451 million yen.

Restructured loans represent, among loans which are not included in any of the above categories, loans on which favorable terms for the benefit of borrowers such as interest exemption or reduction, grace on interest payments, grace on principal repayments or forgiveness of debts have been granted in order to assist or facilitate the restructuring of borrowers in financial difficulties.

(3)

Restructured loans amounted to 1,199 million yen.

Restructured loans represent, among loans which are not included in any of the above categories, loans on which favorable terms for the benefit of borrowers such as interest exemption or reduction, grace on interest payments, grace on principal repayments or forgiveness of debts have been granted in order to assist or facilitate the restructuring of borrowers in financial difficulties.

21

As of March 31, 2009
(4)	The total of loans to borrowers in bankruptcy, overdue loans, loans overdue for three months or more and restructured loans amounted to 3,421 million yen.

As of March 31, 2010
(4)	The total of loans to borrowers in bankruptcy, overdue loans, loans overdue for three months or more and restructured loans amounted to 4,129 million yen.

4.

76,681 million yen of securities and 7,534 million yen of deposits are pledged as collateral for the borrowings of 512 millions yen included in other liabilities and for other purposes such as issuance of letter of credit.

Sompo Japan pledges 8,530 million yen of securities as collateral substantially through special purpose company established for guarantee on Sompo Japan’s obligation under reinsurance contracts.

4.

72,700 million yen of securities and 7,253 million yen of deposits are pledged as collateral for the borrowings of 438 millions yen included in other liabilities and for other purposes such as issuance of letter of credit.

Sompo Japan pledges 3,592 million yen of securities as collateral substantially through special purpose company established for guarantee on Sompo Japan’s obligation under reinsurance contracts.

5.	Securities include 73,964 million yen of lending securities under loan agreements.

5.	Securities include 47,445 million yen of lending securities under loan agreements.

6.	The amount of loan commitments outstanding is 24,308 million yen.

6.	The amount of loan commitments outstanding is 19,118 million yen.

22

(Notes to the Consolidated Statements of Income)

Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)
1. Major components of operating expenses

Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
1. Major components of operating expenses

Agency commissions, etc.	232,552 million yen
Salaries	133,878 million yen

Agency commissions, etc.	233,678 million yen
Salaries	134,982 million yen

Operating expenses represent the sum of loss adjustment expenses, net commissions and brokerage fees and operating, general and administrative expenses included in the consolidated statement of income.

Operating expenses represent the sum of loss adjustment expenses, net commissions and brokerage fees and operating, general and administrative expenses included in the consolidated statement of income.

2. Impairment losses on fixed assets for the year ended March 31, 2010

(1)    Policy to categorize fixed assets in asset group

         Sompo Japan categorizes properties used for the insurance business as a single asset group for the entire insurance business. Properties for rent and idle properties used for other than insurance business are categorized as a single asset group for each property.

         Consolidated subsidiaries categorize properties used for the business as a single asset group for each subsidiary.

(2)    Background of recognition of impairment losses

         When realizable value is below the carrying amounts for the asset group among the properties for rent, Sompo Japan devalues the carrying amounts to the realizable value. These decreases in the carrying amounts are recorded as impairment losses in extraordinary losses.

         Consolidated subsidiaries do not recognize any impairment losses.

(3)    Asset group which recognized impairment losses and components of fixed assets’ classification of the amount of impairment losses.

		Impairment losses (millions of yen)
Purpose of use	Asset group	Land	buildings	Total
Properties for rent	Kanda Ogawa-cho Building	360	19	380

(4) Calculation methods of realizable value The realizable value is calculated using the net sales value. The net sales value is the appraisal value based on the Real Estate Appraisal Standard.

3.      The components of other extraordinary gains are 2,050 million yen of money for settlement which Sompo Japan received from Fortress Re of U.S. insurance agency, etc. in connection with the losses caused by the foreign reinsurance transactions and 131 million yen of gains on changes in interests in the consolidated subsidiaries.

3. Other extraordinary gains are 15,013 million yen of gains on contribution to an employee retirement benefits trust of Sompo Japan.

23

Segment Information

1.	Segment information by lines of business

Fiscal year ended March 31, 2009 (April 1, 2008 to March 31, 2009)

	(Millions of yen)

	Property and casualty	Life	Total	Elimination	Consolidated
I Ordinary income and ordinary profit / loss
Ordinary income
(1) Ordinary income from transactions with external customers	1,659,745	108,234	1,767,980	—	1,767,980
(2) Ordinary income arising from internal segment	3,061	15	3,076	3,076	—

Total	1,662,807	108,249	1,771,056	3,076	1,767,980

Ordinary expenses	1,813,306	101,802	1,915,109	3,076	1,912,032
Ordinary profit (loss)	(150,499)	6,446	(144,052)	—	(144,052)
II Assets, depreciation expenses and capital expenditure
Assets	4,809,506	1,104,956	5,914,462	1,083	5,913,379
Depreciation expenses	10,559	232	10,792	—	10,792
Capital expenditure	11,715	2,599	14,314	—	14,314

Notes)	1.	The segments are classified based on the conditions of operation of Sompo Japan and its consolidated subsidiaries.
2.

Major operations of each segment are as follows:

(1) Property and casualty: Underwriting of property and casualty insurance and related investment activities

(2) Life: Underwriting of life insurance and related investment activities

Fiscal year ended March 31, 2010 (April 1, 2009 to March 31, 2010)

	(Millions of yen)
	Property and casualty	Life	Total	Elimination	Consolidated
I Ordinary income and ordinary profit / loss
Ordinary income
(1) Ordinary income from transactions with external customers	1,703,159	104,621	1,807,781	—	1,807,781
(2) Ordinary income arising from internal segment	1,694	17	1,711	1,711	—

Total	1,704,853	104,639	1,809,493	1,711	1,807,781

Ordinary expenses	1,655,564	105,098	1,760,663	1,711	1,758,951
Ordinary profit (loss)	49,288	(459)	48,829	—	48,829
II Assets, depreciation expenses, impairment losses and capital expenditure
Assets	5,013,320	1,151,366	6,164,686	618	6,164,068
Depreciation expenses	11,250	384	11,634	—	11,634
Impairment losses	380	—	380	—	380
Capital expenditure	9,571	3,387	12,959	—	12,959

Notes)	1.	The segments are classified based on the conditions of operation of Sompo Japan and its consolidated subsidiaries.
2.

Major operations of each segment are as follows:

(1) Property and casualty: Underwriting of property and casualty insurance and related investment activities

(2) Life: Underwriting of life insurance and related investment activities

3.

As mentioned in “Significant accounting policies for the preparation of the consolidated financial statements”, Sompo Japan has adopted ASBJ Accounting Standard No.10 “Accounting Standards for Financial Instruments” (as amended on March 10, 2008) from this fiscal year and the scope of securities which are carried at fair value is changed.

This change has no material impact on assets of property and casualty insurance business and life insurance business.

4.

As mentioned in “Significant accounting policies for the preparation of the consolidated financial statements”, Sompo Japan and its domestic consolidated companies have adopted ASBJ Accounting Standard No.19 “Partial Amendments to Accounting Standard for Retirement Benefits (Part3)” (July 31, 2008) from this fiscal year.

This change has no impact on ordinary profit or ordinary loss of property and casualty insurance business and life insurance business as the same discount rate as the conventional method is used.

24

2.	Segment information by geographic area

Fiscal year ended March 31, 2009 (April 1, 2008 to March 31, 2009)

Geographic segment information is omitted because the “business in Japan” constitutes more than 90 percent of the total amount of the ordinary income or the assets of all segments.

Fiscal year ended March 31, 2010 (April 1, 2009 to March 31, 2010)

Geographic segment information is omitted because the “business in Japan” constitutes more than 90 percent of the total amount of the ordinary income or the assets of all segments.

3.	Overseas sales

Fiscal year ended March 31, 2009 (April 1, 2008 to March 31, 2009)

Information on overseas sales is omitted because the overseas ordinary income constitutes less than 10 percent of the consolidated ordinary income.

Fiscal year ended March 31, 2010 (April 1, 2009 to March 31, 2010)

Information on overseas sales is omitted because the overseas ordinary income constitutes less than 10 percent of the consolidated ordinary income.

25

Deferred Tax Accounting

As of March 31, 2009
1. Major components of deferred tax assets and deferred tax liabilities

(Millions of yen)
Deferred tax assets
Underwriting reserves	190,842
Reserve for outstanding losses and claims	71,331
Reserve for retirement benefits	35,829
Impairment losses on securities and real estate	33,590
Losses carried forward for tax purposes	31,567
Intangible fixed assets for tax purposes	20,758
Others	27,648

Subtotal	411,567
Valuation allowance	(39,596)

Total deferred tax assets	371,971

Deferred tax liabilities
Unrealized gains on securities available for sale	(113,822)
Others	(8,935)

Total deferred tax liabilities	(122,758)

Net deferred tax assets	249,212

As of March 31, 2010
1. Major components of deferred tax assets and deferred tax liabilities

(Millions of yen)
Deferred tax assets
Underwriting reserves	201,589
Reserve for outstanding losses and claims	54,784
Impairment losses on securities and real estate	29,675
Reserve for retirement benefits	28,128
Losses carried forward for tax purposes	26,727
Intangible fixed assets for tax purposes	21,718
Others	29,405

Subtotal	392,030
Valuation allowance	(36,216)

Total deferred tax assets	355,813

Deferred tax liabilities
Unrealized gains on securities available for sale	(212,001)
Others	(9,146)

Total deferred tax liabilities	(221,147)

Net deferred tax assets	134,666

Note) Net deferred tax assets consist of 249,507 million yen of deferred tax assets and 295 million yen of deferred tax liabilities in the consolidated balance sheet.

Note) Net deferred tax assets consist of 135,415 million yen of deferred tax assets and 749 million yen of deferred tax liabilities in the consolidated balance sheet.

2. Reconciliation of the significant difference between the statutory income tax rate and the effective tax rate after the application of deferred tax accounting

The reconciliation for the year ended March 31, 2009 is not shown due to loss before income taxes and non-controlling interests. The Japanese statutory income tax rate is 36.09%.

2. Reconciliation of the significant difference between the statutory income tax rate and the effective tax rate after the application of deferred tax accounting

(%)
Japanese statutory income tax rate	36.09
(Reconciliation)
Nontaxable revenue such as dividends received	(5.48)
Amortization of goodwill	2.07
Nondeductible expenses such as entertainment expenses	1.88
Others	(0.81)

Effective tax rate after the application of deferred tax accounting	33.74

26

Financial Instruments

Fiscal year ended March 31, 2010 (April 1, 2009 to March 31, 2010)

1.	Overview of financial instruments

(1)	Our policy to manage financial instruments

In accordance with the basic policy to “control the risk appropriately and expand the value of net asset”, Sompo Japan fully recognizes the characteristic of investment fund for the insurance company and manages the investment asset through the approaches focused on risk management, taking into consideration the optimal mix of safety, liquidity and profitability. In addition to the traditional method such as investment in stocks, bonds, and loans, Sompo Japan also leverages alternative investment to diversify the risk and the investment methodology domestically and internationally and pursue middle-and long-term return.

And to manage the investment asset regarding long term liability such as savings-type insurance appropriately, Sompo Japan intends to get the stable return for the future maturity payment by the methodology based on ALM.

Considering the scale and characteristic of investment assets, its consolidated subsidiaries aim to get the middle-and long-term investment return, and manage their investment assets appropriately through conservative approach to ensure soundness of assets.

In addition, with a view to strengthen the financial structure, Sompo Japan increased its capital substantively by the issuance of subordinated bond (i.e. hybrid finance) which is deemed as capital to some extent by major credit rating agencies.

(2)	The nature and risk of financial instruments

Sompo Japan holds a large proportion of domestic stocks mainly from the viewpoint of the maintenance of good relationship in the middle-to-long term with those companies as insurance customers. But generally the domestic stocks have high volatility in terms of prices, and Sompo Japan is exposed to price volatility risk such as the following, in some cases of the decline in stock prices, the profit would decrease by recognition of losses on sale and impairment losses, and the net asset would decrease by the decrease of unrealized gains.

To diversify the investment risk, Sompo Japan invests in foreign bonds and stocks. Then Sompo Japan is exposed to not only asset value volatility risk on each local currency basis but also foreign currency volatility risk by which the company is potentially impacted significantly on the value and the investment return of those assets when exchange rate fluctuates.

Since Sompo Japan has fixed-rate assets including bonds and loans, Sompo Japan is exposed to interest rate volatility risk, by which there is a possibility that the asset value would decrease when interest rate rises.

And the securities and the loans which Sompo Japan holds are exposed to credit risk which would cause a significant decrease in their value or uncollectible interest and principal due to the deterioration of credit worthiness and bankruptcy of the issuer and the borrower.

Sompo Japan’s consolidated subsidiaries mainly hold deposits and bonds such as government bonds, so they are exposed to credit risk and interest rate volatility risk. As some subsidiaries hold stocks and foreign currency bonds, they are exposed to price volatility risk and foreign currency volatility risk. For example, when stock price declines and the exchange rate fluctuates, the profit would decrease by recognition of losses on sale and impairment losses, and the net asset would decrease by the decrease of unrealized gains.

27

Sompo Japan is exposed to interest rate volatility risk on the subordinated bond which Sompo Japan has issued, as the coupon payment is linked to floating rate after a lapse of 5 years from the issuance.

Sompo Japan and some domestic consolidated subsidiaries utilize derivatives transactions mainly to hedge the risk in investment.

Other than above, Sompo Japan also utilizes derivatives transactions to get investment profit within a certain volume of transaction.

Sompo Japan mainly utilizes the following derivatives transactions.

•	Currency derivatives : forward foreign exchanges, currency swaps, currency options

•	Interest rate derivatives : interest rate swaps

•	Equity derivatives : equity swaps, stock index futures

•	Bond derivatives : bond futures, bond forwards

•	Others : credit derivatives, weather derivatives, earthquake derivatives and so on

Some of Sompo Japan’s domestic consolidated subsidiaries utilize derivatives transactions such as forward foreign exchanges, interest rate swaps, and credit derivatives.

These derivatives have the risks as follows; the foreign currency volatility risk, the interest rate volatility risk, the stock price volatility risk, the bond price volatility risk, and the credit risk of the underlying financial instruments. However, Sompo Japan believes that the derivatives instruments utilized by Sompo Japan effectively eliminate the market risk of assets it holds.

Sompo Japan and some domestic consolidated subsidiaries apply the hedge accounting by using derivatives transactions.

The profit and loss from hedged items should be recognized for some equity derivatives to hedge the future stock price volatility risk (i.e. fair value hedge). The profit and loss from hedged items should be recognized for some forward foreign exchange transactions and currency swap transactions to hedge the future foreign currency volatility risk regarding the foreign bonds (i.e. fair value hedge) as exceptional accounting rule is applied when these transactions meet the given requirements. In addition, the exceptional method is applied to interest rate swap transactions for hedging the future interest rate volatility risk when these transactions meet the given requirements.

Hedge effectiveness is assessed periodically by comparing the fair value fluctuation of hedged items and hedging instruments during the periods from the start dates of the hedges to the assessment dates as a rule. When hedged items and hedging instruments are highly interrelated, when interest rate swap transactions meet requirements for applying the exceptional method or when forward foreign exchange transactions and currency swap transactions meet requirements for applying exceptional accounting, assessment of hedge effectiveness is not performed.

Also, Sompo Japan and its consolidated subsidiaries do not utilize the leverage transactions, which are more volatile than underlying financial instruments.

And Sompo Japan and some domestic consolidated subsidiaries utilize the over-the-counter derivative transactions. They may have default risk by bankruptcy of counterparty etc (i.e. credit risk). However, as all counterparties are global leading financial institutions, Sompo Japan believes the credit risk is limited.

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(3)	The risk management structure regarding financial instruments

The board of directors of Sompo Japan has established “the risk management basic policy” to properly identify the risk profile held by Sompo Japan and the Group, to avoid unforeseen loss and to control the risk appropriately in order to ensure the financial soundness, as well as to properly manage the risk and return and to take appropriate action to address any emerging risks through organized approach. Based on the said basic policy, “the company risk management rules” has been established, to define the organization structure for risk management and the important requirements to execute operation. The risk management department has been established to manage the company’s risks cross-functionally in an integrated manner, and the responsible sections have been assigned to manage the risks appropriately according to the nature of risks. The risks held by Sompo Japan and the compliance with the rules are reported regularly to the board of directors.

Sompo Japan’s consolidated subsidiaries manage the risks appropriately by reporting regularly the status of financial instruments they hold and compliance with the rules to the board of directors in accordance with risk management policy determined by the respective subsidiaries.

Sompo Japan employs the integrated management model to manage investment risks in an integrated fashion, which encompasses not only market risk, credit risk and property investment risk but also long term insurance liability of savings-type insurance including the risk that investment return would fall below assumed interest rate. The information on investment assets is captured on a daily basis, and investment risk is quantified daily. The rigorous credit review is performed for each transaction to properly monitor the credit exposure. In addition, the credit limit is determined for each debtor based on internal credit rating to avoid concentrating the risk on a specific borrower.

And in addition to daily cash management, Sompo Japan estimates the cash outflow of claim payments when a major disaster occurs, and ensures that liquidity assets are saved enough to respond to the claims.

(4)	Supplemental explanation about the fair value of financial instruments

While the fair value of financial instruments is based on the market price, such value may be measured reasonably if the market price is not obtainable. In view that certain assumption is employed to measure the fair value, the resulting value might differ depending on the assumption to be applied.

29

2.	Fair value of financial instruments

Carrying amount on the consolidated balance sheet, fair value, and unrealized gains (losses) as of March 31, 2010 are as follows. Meanwhile financial instruments which Sompo Japan considers extremely difficult to figure out the fair value are not included in the following table. (Please refer to “Note 2” for details.)

			(Millions of yen)

	Carrying amount on the consolidated balance sheet	Fair value	Unrealized gains (losses)
(1) Cash and deposits	187,887	187,887	—
(2) Call loans	46,800	46,800	—
(3) Receivables under resale agreements	61,489	61,489	—
(4) Monetary receivables bought	34,585	34,585	—
(5) Money trusts	8,121	8,121	—
(6) Securities	4,376,046	4,394,320	18,273
Trading securities	17,832	17,832	—
Bonds held to maturity	860,856	879,129	18,273
Securities available for sale	3,497,358	3,497,358	—
(7) Loans	493,186
Allowance for possible loan losses (*1)	(1,430)

	491,756	496,813	5,057

Total assets	5,206,687	5,230,017	23,330

(1) Bonds	128,000	129,664	1,664

Total liabilities	128,000	129,664	1,664

Derivative transactions (*2)
Qualifying for hedge accounting	2,152	2,152	—
Not qualifying for hedge accounting	(1,846)	(1,847)	(1)

Total derivative transactions	306	304	(1)

(*1)	General allowance for possible loan losses and individual allowance for possible loan losses responding to loans are excluded.
(*2)	This table shows derivatives which are allocated on other assets and other liabilities collectively.

Assets and liabilities arising out from derivatives transactions are shown on the net basis. The items which are net debt in total are shown in the bracket ( ).

Notes)

1.	Calculation methods for the fair value of financial instruments

Assets

(1)	Cash and deposits

Since all deposits are short term, the fair value approximates the book value, so the book value is presented as the fair value.

(2)	Call loans

Since all call loans are short term, the fair value approximates the book value, so the book value is presented as the fair value.

(3)	Receivables under resale agreements

Since all are short term, the fair value approximates the book value, so the book value is presented as the fair value.

(4)	Monetary receivables bought

The fair value is based on the price quoted by counterparties.

30

(5)	Money trusts

The fair value of the domestic bonds which are managed as trust asset is based on exchange price, the price released by Japan Securities Dealers Association, and the price quoted by counterparties. The fair value of the domestic stocks which are managed as trust asset is based on exchange price. And the fair value of foreign securities is based on exchange price.

(6)	Securities

The fair value of the domestic bonds is based on exchange price, the price released by Japan Securities Dealers Association, and the price quoted by counterparties. The fair value of the domestic stocks is based on exchange price. And the fair value of foreign securities is based on exchange price and the price quoted by counterparties.

(7)	Loans

For the loans categorized as normal or special mention, the fair value is the amount of future collection cash flow of each loan which is discounted by the risk free rate for the corresponding the period, adding credit risk premium and liquidity premium thereto. For the loans categorized as non-performing, probably irrecoverable or irrecoverable, since the potential loan losses are estimated based on the amount expected to be covered by collateral and guarantee, the fair value approximates the amount which the current estimated loan losses are deducted from the carrying amount on the consolidated balance sheet, so such amount is presented as the fair value.

Regarding the loans guaranteed by credit company, for each kind of affiliated credit company loan, the fair value is the amount of future cash flow from collection of each loan class which is discounted by the risk free rate for the corresponding the period, adding credit risk premium of each credit company and liquidity premium thereto.

Liabilities

(1)	Bonds

The fair value is calculated as the amount of future cash flow discounted at the risk free rate for the corresponding period, adding credit risk premium and liquidity premium thereto.

Derivatives

Please refer to the note in “Derivatives.”

2.	The financial instruments which Sompo Japan considers extremely difficult to figure out the fair value are as follows. These financial instruments are not included in “(6) Securities.”

(Millions of yen)

Carrying amount on the consolidated balance sheet
Domestic bonds	1,000
Domestic stocks (*1)	59,405
Foreign securities (*2)	32,729
Others (*3)	9,966

Total	103,101

(*1)	Since they are the unlisted stocks and do not have the quoted market price, it is considered extremely difficult to figure out the fair value, therefore they are not included in the scope of fair value disclosure.

(*2)	Since they are the unlisted stocks and do not have the quoted market price, or investments mainly include the unlisted stocks which do not have the quoted market price, it is considered extremely difficult to figure out the fair value, therefore they are not included in the scope of fair value disclosure.

(*3)	Since these financial instruments mainly include the unlisted stocks which do not have the quoted market price, it is considered extremely difficult to figure out the fair value, and therefore they are not included in the scope of fair value disclosure.

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3.	The redemption schedules after the consolidated balance sheet date for monetary receivables and securities which have maturity date

				(Millions of yen)

	Due within 1 year	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
Deposits	185,187	2,659	—	—
Call loans	46,800	—	—	—
Receivables under resale agreements	61,490	—	—	—
Monetary receivables bought	1,516	6,610	2,000	24,580
Securities
Bond held to maturity
Government bonds	3,000	11,250	50,113	364,683
Municipal bonds	1,200	63,335	4,965	1,000
Corporate bonds	8,800	170,044	72,991	16,400
Foreign securities	43,253	41,487	4,000	18
Fixed maturity securities available for sale
Government bonds	115,837	392,539	199,497	292,704
Municipal bonds	9,793	17,750	3,606	—
Corporate bonds	45,569	242,028	91,676	176,382
Foreign securities	32,912	160,076	105,805	57,671
Others	23	1,976	7,320	—
Loans (*)	149,425	227,706	81,840	30,510

Total	704,810	1,337,465	623,815	963,950

(*)	Of loans, 1,571 million yen in which the redemption schedules can not be expected is not included. These loans are non-performing, probably irrecoverable or irrecoverable loans.

4.	The contractual maturities of the bonds after the consolidated balance sheet date

						(Millions of yen)

	Due within 1 year	Due after 1 year through 2 years	Due after 2 years through 3 years	Due after 3 years through 4 years	Due after 4 years through 5 years	Due after 5 years
Bonds	—	—	—	—	—	128,000
Total	—	—	—	—	—	128,000

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Securities

Fiscal year ended March 31, 2009

1.	Trading securities (As of March 31, 2009)

	(Millions of yen)

	Carrying amount on balance sheet	Unrealized gains (losses) recognized in statements of income
Trading securities	29,265	(3,477)

2.	Bonds held to maturity (which have readily determinable fair value) (As of March 31, 2009)

	(Millions of yen)

	Carrying amount on balance sheet	Fair value	Unrealized gains (losses)
Securities whose fair value exceeds their carrying amount on balance sheet
Domestic bonds	657,737	676,847	19,109
Foreign securities	6,063	6,102	39

Subtotal	663,800	682,950	19,149

Securities whose fair value doesn’t exceed their carrying amount on balance sheet
Domestic bonds	79,944	78,598	(1,345)
Foreign securities	90,203	86,496	(3,706)

Subtotal	170,147	165,095	(5,051)

Total	833,948	848,045	14,097

3.	Securities available for sale (which have readily determinable fair value) (As of March 31, 2009)

	(Millions of yen)

	Cost	Carrying amount on balance sheet	Unrealized gains (losses)
Securities whose carrying amount on balance sheet exceeds their cost
Domestic bonds	1,249,352	1,281,361	32,008
Domestic stocks	351,109	704,902	353,792
Foreign securities	207,363	230,732	23,368
Others	38,908	40,435	1,526

Subtotal	1,846,734	2,257,430	410,695

Securities whose carrying amount on balance sheet doesn’t exceed their cost
Domestic bonds	272,667	267,576	(5,091)
Domestic stocks	181,027	166,225	(14,802)
Foreign securities	487,900	424,036	(63,864)
Others	40,800	39,555	(1,244)

Subtotal	982,396	897,394	(85,001)

Total	2,829,131	3,154,825	325,694

Notes)

1.	Beneficial interests in the loan trusts, which are classified as monetary receivables bought in the consolidated balance sheet, are included in “Others” above.
2.	Impairment losses on securities available for sale amount to 71,487 million yen.

Sompo Japan and its domestic consolidated subsidiaries recognize impairment losses on securities available for sale if fair value declines by 30% or more of their cost at the end of the fiscal year.

33

4.	Bonds held to maturity sold (April 1, 2008 to March 31, 2009)

None.

5.	Securities available for sale sold (April 1, 2008 to March 31, 2009)

			(Millions of yen)
	Proceeds from sales	Gains on sales	Losses on sales
Securities available for sale	227,289	19,446	2,223

Note)	Beneficial interests in the loan trusts, which are classified as monetary receivables bought in the consolidated balance sheet, are included.

6.	Details and carrying amounts on balance sheet of major securities which are not carried at fair value

(As of March 31, 2009)

(1)	Bonds held to maturity

None.

(2)	Securities available for sale

(Millions of yen)
Domestic bonds	0
Domestic stocks	46,888
Foreign securities	60,270
Others	5,849

Note)	Commercial paper, which are classified as monetary receivables bought in the consolidated balance sheet, are included in “Others” of “(2) Securities available for sale” above.

7.	The redemption schedules after the consolidated balance sheet date for securities available for sale which have maturity date and bonds held to maturity (As of March 31, 2009)

				(Millions of yen)
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
Government bonds	105,145	436,052	257,449	608,701
Municipal bonds	15,095	84,281	18,962	999
Corporate bonds	67,667	363,607	178,117	150,540
Foreign securities	56,556	200,696	126,216	97,266
Others	2,324	6,830	9,340	26,749

Total	246,789	1,091,468	590,086	884,256

Note)	Beneficial interests in the loan trusts, which are classified as monetary receivables bought in the consolidated balance sheet, are included in “Others” above.

34

Fiscal year ended March 31, 2010

1.	Trading securities (As of March 31, 2010)

		(Millions of yen)

	Carrying amount on balance sheet	Unrealized gains (losses) recognized in statements of income
Trading securities	17,832	2,281

2.	Bonds held to maturity (As of March 31, 2010)

			(Millions of yen)

	Carrying amount on balance sheet	Fair value	Unrealized gains (losses)
Securities whose fair value exceeds their carrying amount on balance sheet
Domestic bonds	721,198	740,275	19,077
Foreign securities	52,750	53,097	346

Subtotal	773,949	793,373	19,423

Securities whose fair value doesn’t exceed their carrying amount on balance sheet
Domestic bonds	49,364	48,611	(752)
Foreign securities	37,542	37,144	(398)

Subtotal	86,907	85,756	(1,150)

Total	860,856	879,129	18,273

3.	Securities available for sale (As of March 31, 2010)

			(Millions of yen)

	Carrying amount on balance sheet	Cost	Unrealized gains (losses)
Securities whose carrying amount on balance sheet exceeds their cost
Domestic bonds	1,451,928	1,416,198	35,729
Domestic stocks	1,046,167	462,984	583,183
Foreign securities	325,478	295,071	30,407
Others	63,472	58,557	4,915

Subtotal	2,887,047	2,232,812	654,235

Securities whose carrying amount on balance sheet doesn’t exceed their cost
Domestic bonds	176,280	178,321	(2,040)
Domestic stocks	23,310	25,798	(2,487)
Foreign securities	426,848	473,675	(46,826)
Others	19,343	20,193	(849)

Subtotal	645,783	697,987	(52,204)

Total	3,532,831	2,930,800	602,031

Notes)

1.	Securities available for sale, which are considered extremely difficult to figure out their fair value are not included in the above table.

2.	Certificate of deposit, which are classified as cash and deposits and beneficial interests in the loan trusts, which are classified as monetary receivables bought in the consolidated balance sheet, are included in “Others” above.

4.	Securities available for sale sold (April 1, 2009 to March 31, 2010)

		(Millions of yen)

	Proceeds from sales	Gains on sales	Losses on sales
Domestic bonds	132,398	3,108	409
Domestic stocks	59,747	32,263	4,455
Foreign securities	63,050	3,326	7,219
Others	1,006	32	21

Total	256,202	38,731	12,105

Note)

Beneficial interests in the loan trusts, which are classified as monetary receivables bought in the consolidated balance sheet, are included in “Others” above.

5.	Securities which recognize impairment losses (April 1, 2009 to March 31, 2010)

Impairment losses on securities available for sale amount to 3,591 million yen (domestic bonds: 715 million yen, domestic stocks: 2,508 million yen, foreign securities: 335 million yen, others: 31 million yen). Of this amount, impairment losses on beneficial interests in the loan trusts, which are classified as other investment expenses in the consolidated statement of income, amount to 29 million yen.

Sompo Japan and its domestic consolidated subsidiaries recognize impairment losses on securities available for sale if fair value declines by 30% or more of their cost at the end of the fiscal year.

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Money Trusts

As of March 31, 2009

1.	Money trusts for trading purposes

None.

2.	Money trusts held to maturity

None.

3.	Money trusts classified as other than trading purposes or held to maturity

	(Millions of yen)

	Cost	Carrying amount on balance sheet	Unrealized gains (losses)
Money trusts	11,708	9,715	(1,992)

Note)

Impairment losses on securities in money trusts classified as other than trading purposes or held to maturity amount to 202 million yen for the year ended March 31, 2009.
Sompo Japan and its domestic consolidated subsidiaries recognize impairment losses on money trusts classified as other than trading purposes or held to maturity if the fair value of the underlying securities declines by 30% or more of their cost at the end of the fiscal year.

As of March 31, 2010

1.	Money trusts for trading purposes

	(Millions of yen)

	Carrying amount on balance sheet	Unrealized gains (losses) recognized in statements of income
Money trusts	1,316	0

2.	Money trusts held to maturity

None.

3.	Money trusts classified as other than trading purposes or held to maturity

	(Millions of yen)

	Carrying amount on balance sheet	Cost	Unrealized gains (losses)
Money trusts	6,805	6,772	32

Note)

Impairment losses on securities in money trusts classified as other than trading purposes or held to maturity are not recognized for the year ended March 31, 2010.
Sompo Japan and its domestic consolidated subsidiaries recognize impairment losses on money trusts classified as other than trading purposes or held to maturity if the fair value of the underlying securities declines by 30% or more of their cost at the end of the fiscal year.

36

Derivatives

Fiscal year ended March 31, 2009

1.	Overview of derivatives transactions (April 1, 2008 to March 31, 2009)

(1)	Our objective and policy to use derivatives transactions

Sompo Japan and its domestic consolidated subsidiaries utilize derivatives transactions mainly to hedge the risks in investment.

Other than above, Sompo Japan also utilizes derivatives transactions to get investment profit within a certain volume of transaction.

(2)	The nature of derivatives transactions

Sompo Japan mainly utilizes the following derivatives transactions.

•	Currency derivatives : forward foreign exchanges, currency swaps, currency options

•	Interest rate derivatives : interest rate swaps

•	Equity derivatives : equity swaps

•	Bond derivatives : bond futures, bond forwards

•	Others : credit derivatives, weather derivatives, earthquake derivatives and so on

Sompo Japan’s domestic consolidated subsidiaries mainly utilize the following derivatives transactions.

•	Others : credit derivatives

(3)	Risks regarding derivatives transactions

The derivatives transactions Sompo Japan utilizes hold the risks as follows; currency derivatives hold the foreign exchange volatility risk, interest rate derivatives hold the interest rate volatility risk, equity derivatives hold the stock price volatility risk, bond derivatives hold the bond price volatility risk, credit derivatives hold the credit risk of the underlying products, weather derivatives hold the climate fluctuation risk, and earthquake derivatives hold the risk of the earthquake occurrence. And credit derivatives Sompo Japan’s domestic consolidated subsidiaries utilize hold the credit risk of the underlying products. However, Sompo Japan believes that the derivative instruments utilized by Sompo Japan for hedging purpose effectively eliminate the market risks of assets it holds.

Also, Sompo Japan and its domestic consolidated subsidiaries do not utilize the leverage transactions, which are more volatile than underlying products.

And Sompo Japan and its domestic consolidated subsidiaries utilize the over-the-counter derivative transactions. They have some default risks by bankruptcy of counterparty etc (i.e. credit risk). However, as all counterparties are global leading financial institutions, Sompo Japan and its domestic consolidated subsidiaries believe the credit risk is limited.

37

(4)	The risk management structure regarding derivatives transactions

Sompo Japan has established the policy to manage derivatives transactions on internal rules stipulated by the board of directors. Sompo Japan utilizes and manages derivatives transactions based on the said policy. The department of trade execution (the front office) and the department of processing (the back office) are set up separately to manage daily operations, so the segregation of duties has been properly ensured.

The department of processing monitors the credit exposure of derivatives transactions, including the position against the limit confirmed by the board of directors. In order to address any problems properly, Sompo Japan has established the escalation protocols to directors and the related departments. The risk management department regularly reports the risks including the monitoring against the limit confirmed by the board of directors to directors and the related departments.

Sompo Japan’s domestic consolidated subsidiaries which utilize derivatives transactions have set the rules and limit on the transactions and managed the transactions. And the department of processing is independent from the department of trade execution and thereby the segregation of duties is ensured at the domestic consolidated subsidiaries. The monitoring result of derivatives transactions is regularly reported to directors.

(5)	Supplemental explanation about “Fair value of derivatives transactions”

“Notional amount” on each table in “Fair value of derivatives transactions” shows contract amounts or notional amounts of derivatives transactions, these amounts do not show the volume of market risk or credit risk regarding derivatives transactions.

38

2.	Fair value of derivatives transactions (As of March 31, 2009)

(1)	Currency derivatives

			(Millions of yen)

	Notional amount	Due after 1 year of notional amount	Fair value	Unrealized gains (losses)
Over-the-counter transactions:
Forward foreign exchange
Short
USD	103,554	—	111,366	(7,811)
EUR	40,898	—	43,218	(2,319)
Long
USD	46,949	—	48,395	1,445

Total				(8,686)

Notes)

1.	Information on currency derivatives transactions other than the above-mentioned transactions is omitted because of no transactions.

2.	Calculation methods for the fair value

The fair value is calculated using forward exchange rate.

As for forward foreign exchange transactions between foreign currency and the other foreign currency, the fair value is calculated using forward exchange rate of the other foreign currency and yen on the day of forward foreign exchange transactions.

3.	Derivatives transactions to which hedge accounting is applied are excluded.

(2)	Interest rate derivatives

None.

Note) Derivatives transactions to which hedge accounting is applied are excluded.

(3)	Equity derivatives

None.

(4)	Bond derivatives

None.

(5)	Commodity derivatives

None.

39

(6)	Others

					(Millions of yen)

	Notional amount		Due after 1 year of notional amount		Fair value	Unrealized gains (losses)
Over-the-counter transactions:
Credit derivatives
Long	5,000		5,000
	235	*	235	*	785	550
Weather derivatives
Short	308		—
	14	*	—	*	17	(3)
Long	30		—
	—	*	—	*	—	—
Earthquake derivatives
Short	4,150		10
	129	*	0	*	0	129
Long	3,726		3,726
	388	*	388	*	238	(149)
Other forward
Long	742		294		765	22

Total						549

Notes)

1.	Calculation methods for the fair value

(1) Credit derivatives

    The fair value is based on the price quoted by counterparties.

(2) Weather derivatives

    The fair value is calculated based on the contract term and the element of the contract.

(3) Earthquake derivatives

    The fair value is calculated based on the contract term and the element of the contract.

(4) Other forward

    The fair value is based on the price quoted by counterparties.

2.	Amounts with an asterisk (*) represent the amount of the option premiums booked in the consolidated balance sheet as of the balance sheet date.

40

Fiscal year ended March 31, 2010 (As of March 31, 2010)

1.	Derivatives transactions to which hedge accounting is not applied

(1)	Currency derivatives

						(Millions of yen)

	Notional amount		Due after 1 year of notional amount		Fair value	Unrealized gains (losses)
Over-the-counter transactions:
Forward foreign exchange
Short
EUR	28,568		—		1,096	1,096
USD	11,123		—		(166)	(166)
Long
USD	33,833		—		1,049	1,049
Currency option
Short
Call
USD	7,620		—
	9	*	—	*	(0)	9
Long
Put
USD	6,756		—
	9	*	—	*	—	(9)

Total					1,978	1,978

Notes)

1.	Information on currency derivatives transactions other than the above-mentioned transactions is omitted because of no transactions.

2.	Calculation methods for the fair value

(1)	Forward foreign exchange

The fair value is calculated using forward exchange rate.

As for forward foreign exchange transactions between foreign currency and the other foreign currency, the fair value is calculated using forward exchange rate of the other foreign currency and yen on the day of forward foreign exchange transactions.

(2)	Currency option

The fair value is based on the price quoted by counterparties.

3.	Amounts with an asterisk (*) represent the amount of the option premiums.

(2)	Interest rate derivatives

None.

(3)	Equity derivatives

None.

(4)	Bond derivatives

None.

41

(5)	Commodity derivatives

None.

(6)	Others

	(Millions of yen)

	Notional amount		Due after 1 year of notional amount		Fair value	Unrealized gains (losses)
Over-the-counter transactions:
Credit derivatives
Long	4,000		1,000
	60	*	12	*	23	(36)
Weather derivatives
Short	447		—
	15	*	—	*	(36)	(20)
Long	36		—
	—	*	—	*	—	—
Earthquake derivatives
Short	3,840		10
	117	*	0	*	(0)	116
Long	3,447		3,447
	358	*	358	*	174	(184)
Other forward
Long	294		—		12	12

Total					173	(112)

Notes)

1.	Calculation methods for the fair value

(1) Credit derivatives

    The fair value is based on the price quoted by counterparties.

(2) Weather derivatives

    The fair value is calculated based on the contract term and the element of the contract.

(3) Earthquake derivatives

    The fair value is calculated based on the contract term and the element of the contract.

(4) Other forward

    The fair value is based on the price quoted by counterparties.

2.	Amounts with an asterisk (*) represent the amount of the option premiums.

42

2.	Derivatives transactions to which hedge accounting is applied

(1)	Currency derivatives

					(Millions of yen)

Methods for hedge accounting	Type	Main hedge objectives	Notional amount	Due after 1 year of notional amount	Fair value
Fair value hedge	Forward foreign exchange Short USD	Securities available for sale	46,938	—	(1,846)
The exceptional accounting for certain forward foreign exchange transactions	Currency swap	Loans	18	—	Notes 2

Total					(1,846)

Notes)

1.	Calculation methods for the fair value

Forward foreign exchange

The fair value is calculated using forward exchange rate.

2.	The currency swap that applied exceptional accounting are accounted for together in loans of hedge objectives. Therefore, the fair value of currency swap is included in the fair value of the loans.

(2)	Interest rate derivatives

					(Millions of yen)
Methods for hedge accounting	Type	Main hedge objectives	Notional amount	Due after 1 year of notional amount	Fair value
The exceptional accounting for certain interest rate swap transactions	Interest rate swap Pay fix /Receivable float	Borrowings	100	60	(1)

Total					(1)

Note)	Calculation methods for the fair value

The fair value is based on the price quoted by counterparties.

43

Retirement Benefits

Year ended March 31, 2009

Year ended March 31, 2010

1.	Outline of retirement benefit plans
1.	Outline of retirement benefit plans

Sompo Japan has a lump-sum payment retirement plan containing a corporate pension fund system as a defined benefit plan and set up a retirement benefits trust for the lump-sum payment retirement plan.

Sompo Japan has a lump-sum payment retirement plan containing a corporate pension fund system as a defined benefit plan and set up a retirement benefits trust for the lump-sum payment retirement plan.

Sompo Japan has also a defined contribution pension plan.

Sompo Japan has also a defined contribution pension plan.

Among its domestic consolidated subsidiaries, 3 subsidiaries have a lump-sum payment retirement plan as a defined benefit plan and 3 subsidiaries have a defined contribution pension plan.

Among its domestic consolidated subsidiaries, 5 subsidiaries have a lump-sum payment retirement plan, 1 subsidiary has an employees’ pension fund plan, both of which are defined benefit plan. 4 subsidiaries have a defined contribution pension plan.

Certain foreign consolidated subsidiaries have a defined contribution pension plan or a defined benefit pension plan.

Certain foreign consolidated subsidiaries have a defined contribution pension plan or a defined benefit pension plan.

2.	Retirement benefit obligation (As of March 31, 2009)

2.	Retirement benefit obligation (As of March 31, 2010)

		(Millions of yen)
a.	Retirement benefit obligation	(121,447)
b.	Plan assets	3,026

c.	Unfunded retirement benefit obligation (a+b)	(118,420)
d.	Unrecognized actuarial losses	20,327
e.	Unrecognized prior service costs	(1,248)

f.	Reserve for retirement benefits (c+d+e)	(99,342)

		(Millions of yen)
a.	Retirement benefit obligation	(108,825)
b.	Plan assets	33,872

c.	Unfunded retirement benefit obligation (a+b)	(74,953)
d.	Unrecognized actuarial losses	(3,405)
e.	Unrecognized prior service costs	(93)

f.	Reserve for retirement benefits (c+d+e)	(78,451)

Note)	Sompo Japan and its consolidated subsidiaries adopt the simplified accounting method for the calculation of retirement benefit obligation for certain retirement benefit plans.

Notes)

1.	Sompo Japan contributes 25,276 million yen of stocks that it holds to the retirement benefits trust during the year ended March 31, 2010.

2.	Sompo Japan and its consolidated subsidiaries adopt the simplified accounting method for the calculation of retirement benefit obligation for certain retirement benefit plans.

3.	Retirement benefit expenses

(April 1, 2008 to March 31, 2009)

3.	Retirement benefit expenses

(April 1, 2009 to March 31, 2010)

		(Millions of yen)
a.	Service cost*	6,108
b.	Interest cost	1,744
c.	Expected return on plan assets	—
d.	Amortization of unrecognized actuarial losses	3,795
e.	Amortization of unrecognized prior service costs	(1,250)

f.	Net periodic benefit cost (a+b+c+d+e)	10,398

g.	Contributions paid to the defined contribution pension plan	2,641

h.	Total (f+g)	13,040

		(Millions of yen)
a.	Service cost*	6,750
b.	Interest cost	1,775
c.	Expected return on plan assets	(7)
d.	Amortization of unrecognized actuarial losses	3,748
e.	Amortization of unrecognized prior service costs	(1,318)

f.	Net periodic benefit cost (a+b+c+d+e)	10,947

g.	Contributions paid to the defined contribution pension plan	2,749

h.	Total (f+g)	13,696

Note)	Retirement benefit expenses for retirement benefit plans which adopt the simplified accounting method are included in “a. Service cost”(*).

Note)	Retirement benefit expenses for retirement benefit plans which adopt the simplified accounting method are included in “a. Service cost”(*).

44

Year ended March 31, 2009

Year ended March 31, 2010

4.	Basis of calculation of retirement benefit obligation
4.	Basis of calculation of retirement benefit obligation

a.	Allocation method of projected retirement benefits	Straight-line method

a.	Allocation method of projected retirement benefits	Straight-line method

b.	Discount rate	1.5%

b.	Discount rate	1.5% - 2.0%

c.	Expected rate of return on plan assets	0.0%

c.	Expected rate of return on plan assets	2.5% (Expected rate of return on plan assets related to the retirement benefits trust is 0.0%.)

d.	Amortization period of prior service costs	5 years (Prior service costs are amortized using the straight-line method over certain years within the average remaining service years of employees at the time of occurrence.)

d.	Amortization period of prior service costs	5 to 7 years (Prior service costs are amortized using the straight-line method over certain years within the average remaining service years of employees at the time of occurrence.)

e.	Amortization period of actuarial gains and losses

11 to 13 years

(Actuarial gains and losses are amortized using the straight-line method over certain years within the average remaining service years of employees at the time of occurrence from the following fiscal year.)

e.	Amortization period of actuarial gains and losses

7 to 13 years

(Actuarial gains and losses are amortized using the straight-line method over certain years within the average remaining service years of employees at the time of occurrence from the following fiscal year.)

45

Business Combinations

I. Fiscal year ended March 31, 2009 (April 1, 2008 to March 31, 2009)

1.	Transactions under common control

(1)	Details of constituent companies and operations, legal form of business combination, and summary of transactions including purpose thereof

(a)	Details of constituent companies and operations

Sompo Japan Insurance Inc.	:	Property and casualty insurance business

Sompo Japan Asia Holdings Pte. Ltd.	:	Financial services

(b)	Legal form of business combination

Investment in kind by Sompo Japan of shares in subsidiaries and affiliated companies in Sompo Japan Asia Holdings Pte. Ltd.

(c)	Summary of transactions including purpose thereof

During the year ended March 31, 2009, Sompo Japan made investment in kind in Sompo Japan Asia Holdings Pte. Ltd. of all the shares held by Sompo Japan in Sompo Japan Insurance (Singapore) Pte. Ltd. and Sompo Japan Service (Thailand) Co., Ltd. with the aim of strengthening strategic planning support and management control across the region and further expanding operations and enhancing internal control by bringing subsidiaries and affiliates in Southeast Asia under the control of Sompo Japan Asia Holdings Pte. Ltd.

(2)	Summary of accounting treatment

The transactions are accounted for at appropriate book value as transactions under common control in accordance with report of the Business Accounting Council “Accounting Standard for Business Combinations in Japan” (issued on October 31, 2003), the Accounting Standards Board of Japan Statement No. 7 “Accounting Standard for Business Divestitures” (issued on December 27, 2005), and the Accounting Standards Board of Japan Guidance No. 10 “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (issued on November 15, 2007).

II. Fiscal year ended March 31, 2010 (April 1, 2009 to March 31, 2010)

1.	Transactions under common control

(1)	Details of constituent companies and operations, legal form of business combination, name of the company after combination, and summary of transactions including purpose thereof

(a)	Details of constituent companies and operations

Healthcare Frontier Japan Inc.	:	Property and casualty insurance related business

Zenkoku Houmon Kenko Shido Kyoukai K. K.	:	Property and casualty insurance related business

(b)	Legal form of business combination

Merger between Healthcare Frontier Japan Inc. (surviving company) and Zenkoku Houmon Kenko Shido Kyoukai K. K. (merging company)

(c)	Name of the company after combination in English

Healthcare Frontier Japan Inc.

(d)	Summary of transactions including purpose thereof

Healthcare Frontier Japan Inc. merged with Zenkoku Houmon Kenko Shido Kyoukai K. K. on April 1, 2009 with the aim to reorganize and roll out the healthcare guidance services in line with the healthcare program reform by MHLW.

46

(2)	Summary of accounting treatment

The transactions are recorded under common control in accordance with report of the Business Accounting Council “Accounting Standard for Business Combinations in Japan” (issued on October 31, 2003) and the Accounting Standards Board of Japan Guidance No. 10 “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (issued on November 15, 2007).

2. Transactions under common control

(1)	Details of constituent companies and operations, legal form of business combination, and summary of transactions including purpose thereof

(a)	Details of constituent companies and operations

Sompo Japan Insurance Inc.	:	Property and casualty insurance business

Sompo Japan Asia Holdings Pte. Ltd.	:	Financial services

(b)	Legal form of business combination

Investment in kind by Sompo Japan of shares in affiliated companies in Sompo Japan Asia Holdings Pte. Ltd.

(c)	Summary of transactions including purpose thereof

During the year ended March 31, 2010, Sompo Japan made investment in kind in Sompo Japan Asia Holdings Pte. Ltd. of all the shares held by Sompo Japan in Berjaya Sompo Insurance Berhad with the aim of strengthening strategic planning support and management control across the region and further expanding operations and enhancing internal control by bringing subsidiaries and affiliates in Southeast Asia under the control of Sompo Japan Asia Holdings Pte. Ltd.

(2)	Summary of accounting treatment

The transactions are accounted for at appropriate book value as transactions under common control in accordance with report of the Business Accounting Council “Accounting Standard for Business Combinations in Japan” (issued on October 31, 2003), the Accounting Standards Board of Japan Statement No. 7 “Accounting Standard for Business Divestitures” (issued on December 27, 2005), and the Accounting Standards Board of Japan Guidance No. 10 “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (issued on November 15, 2007).

47

Per Share Information

	Year ended March 31, 2009		Year ended March 31, 2010
Total net assets per share	602.30	yen	811.64 yen
Net income (loss) per share—Basic	(67.75	) yen	39.98 yen
Net income per share—Diluted	—		39.94 yen

Notes)

1.	Diluted net income per share for the year ended March 31, 2009 is not shown due to basic net loss per share.

2.	Calculation of basic net income (loss) per share and diluted net income per share is based on the following figures.

(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)	Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
Net income (loss) per share—Basic
Net income (loss)	(66,710)	39,366
Net income (loss) not attributable to common stockholders	—	—
Net income (loss) attributable to common stocks	(66,710)	39,366
Average number of common stocks outstanding	thousand shares 984,540	thousand shares 984,622
Net income per share—Diluted
Adjustment of net income	—	—
Increase of common stocks:	thousand shares —	thousand shares 790
Stock acquisition rights	thousand shares —	thousand shares 790

3.	Calculation of total net assets per share is based on the following figures.

		(Millions of yen)

	As of March 31, 2009	As of March 31, 2010
Total net assets	594,946	802,843
Amount to be deducted from total net assets:	(1,946)	(4,142)
Stock acquisition rights	(984)	(1,302)
Non-controlling interests	(962)	(2,839)
Total net assets attributable to common stocks	593,000	798,701
Number of common stocks used for calculation of total net assets per share	thousand shares 984,544	thousand shares 984,055

48

Subsequent Events

Fiscal year ended March 31, 2009 (April 1, 2008 to March 31, 2009)

None.

Fiscal year ended March 31, 2010 (April 1, 2009 to March 31, 2010)

(Establishment of a Joint Holding Company through share transfer)

The establishment of a sole parent company of Sompo Japan and NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”), “NKSJ Holdings, Inc.” through joint share transfer was approved at the extraordinary shareholders’ meeting held on December 22, 2009. NKSJ Holdings, Inc. was established on April 1, 2010 and Sompo Japan became a wholly-owned subsidiary of NKSJ Holdings, Inc.

(1)	Corporate name

NKSJ Holdings, Inc.

(2)	Location of head office

1-26-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo

(3)	Name of the representatives

Representative Director, Chairman and Chief Executive Officer	Makoto Hyodo
Representative Director, President and Chief Executive Officer	Masatoshi Sato

(4)	Capital

100,000 million yen

(5)	Business description

Management and administration of the companies made subsidiaries pursuant to the applicable provisions of the Insurance Business Act, including, but not limited to, property and casualty insurance companies and life insurance companies, and business incidental thereto.

(6)	Main reasons for business integration/establishment of the joint holding company

In the face of the declining birthrate and aging society – the significant challenges Japan faces in the medium to long-term period – as well as of increased risks associated with depopulating society, adverse effects by global climate change and global warming, and in response to the diversified consumer demands amidst the individuals’ lifestyle changes, companies are urged to take proper actions to address such challenges and contribute to social safety and to customers’ sense of security and comfort.

Based on this shared perspective, Sompo Japan and NIPPONKOA decided to establish a “new solution service group which provides customers with security and service of the highest quality and contribute to social welfare”, while sharing as a unitary group the strengths nurtured through 120 years of our histories.

(7)	Date of establishment

April 1, 2010

Omission of Disclosure

Notes relating to lease transaction, related-party transactions, stock options and real estate for rent are not included in this summary since they are considered immaterial.

49

4.	Non-consolidated Financial Statements

(1)	Non-consolidated Balance Sheets

		(Millions of yen)

	As of March 31, 2009	As of March 31, 2010
Assets:
Cash and deposits:	95,589	118,455
Cash	5	3
Deposits	95,583	118,451
Call loans	73,600	46,800
Receivables under resale agreements	81,978	61,489
Monetary receivables bought	40,160	34,585
Money trusts	9,684	6,773
Securities:	3,225,496	3,525,735
Government bonds	883,863	893,426
Municipal bonds	49,126	30,916
Corporate bonds	463,377	520,528
Domestic stocks	1,019,302	1,239,408
Foreign securities	756,705	787,306
Other securities	53,120	54,149
Loans:	502,025	476,173
Policy loans	10,122	9,800
Ordinary loans	491,902	466,373
Tangible fixed assets:	216,864	212,244
Land	104,108	103,535
Buildings	88,570	85,225
Lease assets	1,843	2,785
Construction in progress	1,220	730
Other tangible fixed assets	21,121	19,966
Intangible fixed assets	758	758
Other assets:	396,647	437,671
Premiums receivable	905	1,369
Agency accounts receivable	95,409	97,377
Foreign agency accounts receivable	20,110	23,099
Coinsurance accounts receivable	8,289	9,041
Reinsurance accounts receivable	75,534	70,569
Foreign reinsurance accounts receivable	27,186	12,517
Proxy service receivable	0	0
Accounts receivable	42,029	20,173
Accrued income	8,985	8,670
Advance deposits	15,481	27,369
Earthquake insurance deposits	61,367	65,097
Suspense payments	38,335	97,205
Deposits paid for future transactions	183	1,860
Derivative assets	1,821	2,331
Other assets	1,008	987
Deferred tax assets	237,293	121,347
Allowance for possible loan losses	(16,374)	(5,068)
Allowance for possible losses on investment securities	(7,287)	(7,734)

Total assets	4,856,435	5,029,232

50

	(Millions of yen)

	As of March 31, 2009	As of March 31, 2010
Liabilities:
Underwriting funds:	3,941,412	3,797,586
Reserve for outstanding losses and claims	758,538	687,801
Underwriting reserves	3,182,874	3,109,784
Bonds	—	128,000
Other liabilities:	181,214	181,855
Coinsurance accounts payable	4,693	4,997
Reinsurance accounts payable	46,633	48,173
Foreign reinsurance accounts payable	14,323	12,567
Proxy service payable	19	17
Borrowings	512	438
Income tax payable	4,320	3,248
Deposits received	5,389	5,341
Unearned income	35	39
Accounts payable	39,953	48,271
Suspense receipts	53,008	53,499
Securities borrowed	224	455
Derivative liabilities	10,164	1,875
Lease obligation	1,937	2,930
Reserve for retirement benefits	98,711	76,741
Reserve for bonus payments	13,595	13,405
Reserve for price fluctuation	5,779	11,462

Total liabilities	4,240,713	4,209,051

Net assets:
Shareholders’ equity:
Common stock	70,000	70,000
Capital surplus:
Additional paid-in capital	24,229	24,229

Total capital surplus	24,229	24,229

Retained earnings:
Legal reserve	36,088	40,026
Other retained earnings:	282,242	298,277
Reserve for advanced depreciation	1,123	1,307
General reserve	331,300	233,300
Retained earnings carried forward	(50,181)	63,670

Total retained earnings	318,330	338,304

Treasury stock	(2,839)	—

Total shareholders’ equity	409,720	432,534

Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	205,017	386,343

Total valuation and translation adjustments	205,017	386,343

Stock acquisition rights	984	1,302

Total net assets	615,721	820,181

Total liabilities and net assets	4,856,435	5,029,232

51

(2)	Non-consolidated Statements of Income

(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)	Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
Ordinary income:	1,637,825	1,661,802
Underwriting income:	1,550,908	1,557,803
Net premiums written	1,290,464	1,258,896
Deposits of premiums by policyholders	145,491	112,383
Interest and dividend income on deposits of premiums, etc.	43,024	40,537
Reversal of reserve for outstanding losses and claims	—	70,737
Reversal of underwriting reserves	71,065	73,089
Other underwriting income	862	2,160
Investment income:	79,496	95,612
Interest and dividend income	102,511	91,009
Investment gains on money trusts	—	0
Investment gains on trading securities	148	—
Gains on sales of securities	18,424	37,205
Gains on redemption of securities	266	229
Gains on derivatives	54	7,279
Other investment income	1,116	425
Transfer of interest and dividend income on deposits of premiums, etc.	(43,024)	(40,537)
Other ordinary income	7,420	8,387
Ordinary expenses:	1,791,710	1,611,484
Underwriting expenses:	1,410,733	1,340,481
Net claims paid	832,768	855,048
Loss adjustment expenses	74,972	74,920
Net commissions and brokerage fees	215,692	210,910
Maturity refunds to policyholders	202,767	191,568
Dividends to policyholders	30	131
Provision for reserve for outstanding losses and claims	82,472	—
Foreign exchange losses	1,391	1,621
Other underwriting expenses	638	6,279
Investment expenses:	134,285	30,399
Investment losses on money trusts	12,746	940
Investment losses on trading securities	—	56
Losses on sales of securities	2,006	11,750
Impairment losses on securities	78,746	2,843
Losses on redemption of securities	461	2,596
Foreign exchange losses	12,826	5,231
Other investment expenses	27,497	6,980
Operating, general and administrative expenses	244,055	229,567
Other ordinary expenses:	2,635	11,036
Interest paid	66	6,021
Provision for allowance for possible loan losses	565	—
Losses on bad debt	13	13
Provision for allowance for possible losses on investment securities	839	447
Other ordinary expenses	1,151	4,554

Ordinary profit (loss)	(153,884)	50,318

52

(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)	Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
Extraordinary gains:	33,850	16,783
Gains on disposal of fixed assets	608	1,769
Reversal of price fluctuation reserve	31,191	—
Other extraordinary gains	2,050	15,013
Extraordinary losses:	810	6,985
Losses on disposal of fixed assets	697	922
Impairment losses	—	380
Provision for price fluctuation reserve	—	5,682
Unrealized losses on property	113	—

Income (loss) before income taxes	(120,845)	60,116

Income taxes	1,613	519
Refunded income taxes for prior period	—	(1,159)
Deferred income taxes	(48,515)	17,982

Total income taxes	(46,901)	17,342

Net income (loss)	(73,943)	42,774

53

(3)	Non-consolidated Statements of Changes in Net Assets

(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)	Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
Shareholders’ equity:
Common stock:
Balance at the beginning of the period	70,000	70,000

Balance at the end of the period	70,000	70,000

Capital surplus:
Additional paid-in capital:
Balance at the beginning of the period	24,229	24,229

Balance at the end of the period	24,229	24,229

Other capital surplus:
Balance at the beginning of the period	11	—
Changes during the period
Disposal of treasury stock	(11)	—

Changes during the period	(11)	—

Balance at the end of the period	—	—

Retained earnings:
Legal reserve:
Balance at the beginning of the period	32,150	36,088
Changes during the period
Dividends	3,938	3,938

Total changes during the period	3,938	3,938

Balance at the end of the period	36,088	40,026

Other retained earnings:
Reserve for advanced depreciation:
Balance at the beginning of the period	891	1,123
Changes during the period
Provision for reserve for advanced depreciation	276	265
Reversal of reserve for advanced depreciation	(44)	(81)

Total changes during the period	231	184

Balance at the end of the period	1,123	1,307

Reserve for advanced depreciation special account:
Balance at the beginning of the period	276	—
Changes during the period
Reversal of reserve for advanced depreciation special account	(276)	—

Total changes during the fiscal year	(276)	—

Balance at the end of the period	—	—

General reserve:
Balance at the beginning of the period	315,300	331,300
Changes during the period
Provision for general reserve	16,000	—
Reversal of general reserve	—	(98,000)

Total changes during the period	16,000	(98,000)

Balance at the end of the period	331,300	233,300

54

(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)	Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
Retained earnings carried forward:
Balance at the beginning of the period	63,358	(50,181)
Changes during the period
Provision for reserve for advanced depreciation	(276)	(265)
Reversal of reserve for advanced depreciation	44	81
Reversal of reserve for advanced depreciation special account	276	—
Provision for general reserve	(16,000)	—
Reversal of general reserve	—	98,000
Dividends	(23,629)	(23,629)
Net income (loss)	(73,943)	42,774
Disposal of treasury stock	(10)	(7)
Retirement of treasury stock	—	(3,101)

Total changes during the period	(113,539)	113,851

Balance at the end of the period	(50,181)	63,670

Treasury stock:
Balance at the beginning of the period	(2,842)	(2,839)
Changes during the period
Acquisition of treasury stock	(213)	(446)
Disposal of treasury stock	216	184
Retirement of treasury stock	—	3,101

Total changes during the period	3	2,839

Balance at the end of the period	(2,839)	—

Total shareholders’ equity:
Balance at the beginning of the period	503,374	409,720
Changes during the period
Dividends	(19,691)	(19,690)
Net income (loss)	(73,943)	42,774
Acquisition of treasury stock	(213)	(446)
Disposal of treasury stock	194	177

Total changes during the period	(93,653)	22,813

Balance at the end of the period	409,720	432,534

55

(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)	Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax:
Balance at the beginning of the period	570,558	205,017
Changes during the period
Net changes in items other than shareholders’ equity	(365,540)	181,326

Total changes during the period	(365,540)	181,326

Balance at the end of the period	205,017	386,343

Total valuation and translation adjustments:
Balance at the beginning of the period	570,558	205,017
Changes during the period
Net changes in items other than shareholders’ equity	(365,540)	181,326

Total changes during the period	(365,540)	181,326

Balance at the end of the period	205,017	386,343

Stock acquisition rights:
Balance at the beginning of the period	557	984
Changes during the period
Net changes in items other than shareholders’ equity	426	318

Total changes during the period	426	318

Balance at the end of the period	984	1,302

Total net assets:
Balance at the beginning of the period	1,074,490	615,721
Changes during the period
Dividends	(19,691)	(19,690)
Net income (loss)	(73,943)	42,774
Acquisition of treasury stock	(213)	(446)
Disposal of treasury stock	194	177
Net changes in items other than shareholders’ equity	(365,114)	181,645

Total changes during the period	(458,768)	204,459

Balance at the end of the period	615,721	820,181

56

(4)	Notes on Going-Concern Assumption

None.

57

5.	Other Information

Key Figures of the Consolidated and Non-consolidated Results of Operations

	(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)					Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
	Consolidated		Non-consolidated		Consolidated/ Non-consolidated balance	Consolidated		Non-consolidated		Consolidated/ Non-consolidated balance
	Amount	Rate of change	Amount	Rate of change		Amount	Rate of change	Amount	Rate of change
		%		%			%		%
Ordinary income	1,767,980	(6.7)	1,637,825	(5.1)	130,155	1,807,781	2.3	1,661,802	1.5	145,978
Net premiums written	1,308,194	(4.4)	1,290,464	(4.1)	17,729	1,290,948	(1.3)	1,258,896	(2.4)	32,052
Ordinary profit	(144,052)	(253.1)	(153,884)	(309.9)	9,832	48,829	—	50,318	—	(1,489)
Net income	(66,710)	(211.9)	(73,943)	(265.5)	7,233	39,366	—	42,774	—	(3,407)
Consolidated/ Non-consolidated ratio					—					0.92

Notes)

1.	“Consolidated/Non-consolidated balance” represents the difference between consolidated amounts and non-consolidated amounts.
2.	“Consolidated/Non-consolidated ratio” represents the proportion of consolidated amounts to non-consolidated amounts.
3.	Consolidated/non-consolidated ratio for the year ended March 31, 2009 is not shown due to net loss on the non-consolidated basis.

(Consolidated) Summary of Results of Operations

	(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)	Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)	Increase (decrease)	Rate of change
				%
Ordinary income and expenses:
Underwriting income:	1,657,757	1,673,773	16,015	1.0
Net premiums written	1,308,194	1,290,948	(17,246)	(1.3)
Deposits of premiums by policyholders	145,491	112,917	(32,574)	(22.4)
Life insurance premiums written	124,039	131,899	7,859	6.3
Underwriting expenses:	1,476,233	1,424,573	(51,660)	(3.5)
Net claims paid	841,304	873,106	31,801	3.8
Loss adjustment expenses	75,981	76,543	561	0.7
Net commissions and brokerage fees	231,599	233,347	1,748	0.8
Maturity refunds to policyholders	202,767	192,360	(10,407)	(5.1)
Life insurance claims paid	39,485	41,174	1,689	4.3
Investment income:	101,968	121,694	19,725	19.3
Interest and dividend income	123,548	113,368	(10,179)	(8.2)
Gains on sales of securities	19,630	38,822	19,192	97.8
Investment expenses:	139,430	31,740	(107,689)	(77.2)
Losses on sales of securities	2,444	12,182	9,738	398.4
Impairment losses on securities	80,064	3,562	(76,502)	(95.6)
Operating, general and administrative expenses	293,790	289,293	(4,496)	(1.5)
Other ordinary income and expenses:	5,675	(1,030)	(6,706)	(118.2)
Investment losses on the equity method	(338)	(30)	308	—

Ordinary profit (loss)	(144,052)	48,829	192,881	—

Extraordinary gains and losses:
Extraordinary gains	34,231	16,798	(17,432)	(50.9)
Extraordinary losses	848	7,131	6,283	740.9

Net extraordinary gains	33,383	9,667	(23,715)	(71.0)

Income (loss) before income taxes and non-controlling interests	(110,669)	58,496	169,166	—
Income taxes	7,082	4,510	(2,572)	(36.3)
Refunded income taxes for prior period	—	(1,161)	(1,161)	—
Deferred income taxes	(50,931)	16,391	67,322	—
Total income taxes	(43,849)	19,739	63,588	—
Non-controlling interests	(110)	(609)	(499)	—

Net income (loss)	(66,710)	39,366	106,077	—

58

(Consolidated) Premiums Written and Claims Paid by Lines of Business

Direct premiums written (including deposits of premiums by policyholders)

	(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)			Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
		%	%		%	%
Fire and allied insurance	226,066	14.7	(2.7)	230,565	15.4	2.0
Marine insurance	42,799	2.8	(8.5)	37,122	2.5	(13.3)
Personal accident insurance	242,857	15.8	5.8	212,854	14.3	(12.4)
Voluntary automobile insurance	660,162	42.9	(0.6)	652,608	43.7	(1.1)
Compulsory automobile liability insurance	190,590	12.4	(15.3)	176,938	11.9	(7.2)
Others	175,089	11.4	(0.8)	182,397	12.2	4.2

Total	1,537,566	100.0	(2.3)	1,492,487	100.0	(2.9)

Deposits of premiums by policyholders	145,491	9.5	8.5	112,917	7.6	(22.4)

Net premiums written

	(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)			Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
		%	%		%	%
Fire and allied insurance	148,467	11.3	(1.1)	150,079	11.6	1.1
Marine insurance	34,961	2.7	(8.9)	29,200	2.3	(16.5)
Personal accident insurance	126,535	9.7	(1.7)	127,361	9.9	0.7
Voluntary automobile insurance	657,701	50.3	(0.6)	652,664	50.6	(0.8)
Compulsory automobile liability insurance	179,982	13.8	(21.2)	165,042	12.8	(8.3)
Others	160,546	12.3	(0.5)	166,599	12.9	3.8

Total	1,308,194	100.0	(4.4)	1,290,948	100.0	(1.3)

Net claims paid

	(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)			Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
		%	%		%	%
Fire and allied insurance	57,629	6.9	(3.7)	63,587	7.3	10.3
Marine insurance	16,731	2.0	(0.1)	15,727	1.8	(6.0)
Personal accident insurance	66,865	7.9	13.7	69,447	8.0	3.9
Voluntary automobile insurance	412,040	49.0	0.5	414,016	47.4	0.5
Compulsory automobile liability insurance	160,461	19.1	(0.5)	154,672	17.7	(3.6)
Others	127,577	15.2	15.9	155,654	17.8	22.0

Total	841,304	100.0	3.0	873,106	100.0	3.8

Note to the above three tables:

The above figures represent amounts after offsetting internal transactions among consolidated segments.

59

(Consolidated) Life Insurance Business

Life insurance premiums

(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)		Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
	Amount	Rate of change	Amount	Rate of change
		%		%
Life insurance premiums	124,039	(26.1)	131,899	6.3

Note)	The above figures represent amounts after offsetting internal transactions among consolidated segments.

Total amount of policies in force

				(Millions of yen)

	As of March 31, 2009		As of March 31, 2010
	Amount	Rate of change	Amount	Rate of change
		%		%
Individual insurance	10,254,286	4.6	11,208,887	9.3
Individual annuities	81,435	(2.1)	80,187	(1.5)
Group insurance	2,033,965	1.4	1,877,599	(7.7)
Group annuities	—	—	—	—

Notes)

1.	The above figures represent amounts before offsetting internal transactions among consolidated segments.
2.	Amount of “Individual annuities” represents the sum of annuity fund at the beginning of annuity payment of contracts before the beginning of annuity payment and underwriting reserves for the contracts after the beginning of annuity payment.

Total amount of new business

						(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)			Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
	Net increase by new business and conversion	New business	Net increase by conversion	Net increase by new business and conversion	New business	Net increase by conversion
Individual insurance	1,656,826	1,656,826	—	2,195,228	2,195,228	—
Individual annuities	2,165	2,165	—	2,269	2,269	—
Group insurance	21,101	21,101	—	51,722	51,722	—
Group annuities	—	—	—	—	—	—

Notes)

1.	The above figures represent amounts before offsetting internal transactions among consolidated segments.
2.	Amount of “Net increase by new business and conversion” for “Individual annuities” represents annuity fund at the beginning of annuity payment.

Annualized premiums of new business (individual insurance and individual annuities)

(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)		Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
	Amount	Rate of change	Amount	Rate of change
		%		%
Annualized premiums of new business	22,112	20.3	24,468	10.7

Note) The above figures represent amounts before offsetting internal transactions among consolidated segments.

60

(Consolidated) Risk-monitored Loans

			(Millions of yen)

	As of March 31, 2009	As of March 31, 2010	Increase (decrease)
Loans to borrowers in bankruptcy	491	821	329
Overdue loans	2,474	2,101	(372)
Loans overdue for three months or more	4	5	1
Restructured loans	451	1,199	748

Total	3,421	4,129	707

Percent of total loans	0.7%	0.8%	0.2%

(Reference)

Total loans	517,894	493,186	(24,707)

Note) Please refer to “Notes to the consolidated balance sheets” for the definitions of each loan.

61

(Non-consolidated) Summary of Results of Operations

	(Millions of yen)
				Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)	Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)	Increase (decrease)	Rate of change
							%
Direct premiums written (including deposits of premiums by policyholders)			(1)	1,504,262	1,442,984	(61,277)	(4.1)
Direct premiums written			(2)	1,358,771	1,330,601	(28,169)	(2.1)
Ordinary income and expenses:
Net premiums written	(+	)	(3)	1,290,464	1,258,896	(31,568)	(2.4)
Net claims paid	(–)		(4)	832,768	855,048	22,280	2.7
Loss adjustment expenses	(–)		(5)	74,972	74,920	(51)	(0.1)
Net commissions and brokerage fees	(–)		(6)	215,692	210,910	(4,781)	(2.2)
Deposits of premiums by policyholders	(+	)	(7)	145,491	112,383	(33,108)	(22.8)
Interest and dividend income on deposits of premiums, etc.	(+	)	(8)	43,024	40,537	(2,487)	(5.8)
Maturity refunds and dividends to policyholders	(–)		(9)	202,798	191,699	(11,098)	(5.5)
Provision for reserve for outstanding losses and claims	(–)		(10)	82,472	(70,737)	(153,209)	(185.8)
Provision for underwriting reserves	(–)		(11)	(71,065)	(73,089)	(2,023)	—
Other underwriting income and expenses	(+	)	(12)	(1,167)	(5,740)	(4,572)	—
Gross underwriting margin			(13)	140,175	217,322	77,147	55.0
Operating, general and administrative expenses related to underwriting			(14)	229,696	217,817	(11,879)	(5.2)
Other income and expenses			(15)	(2,752)	(2,089)	663	—
Underwriting profit (loss)			(16)	(92,274)	(2,585)	89,689	—
Interest and dividend income	(+	)	(17)	102,511	91,009	(11,502)	(11.2)
Investment gains and losses on money trusts	(+	)	(18)	(12,746)	(940)	11,805	—
Gains and losses on sales of securities	(+	)	(19)	16,417	25,455	9,037	55.0
Impairment losses on securities	(–)		(20)	78,746	2,843	(75,903)	(96.4)
Transfer of interest and dividend income on deposits of premiums, etc.	(+	)	(21)	(43,024)	(40,537)	2,487	—
Other investment income and expenses	(+	)	(22)	(39,200)	(6,930)	32,269	—
Operating, general and administrative expenses	(–)		(23)	244,055	229,567	(14,487)	(5.9)
Other ordinary income and expenses	(+	)	(24)	4,784	(2,648)	(7,432)	(155.4)
Losses on bad debt and provision for allowance for possible loan losses			(25)	(578)	1,165	1,744	—

Ordinary profit (loss)			(26)	(153,884)	50,318	204,203	—

Extraordinary gains and losses:
Extraordinary gains	(+	)	(27)	33,850	16,783	(17,066)	(50.4)
Extraordinary losses	(–)		(28)	810	6,985	6,174	761.5

Net extraordinary gains			(29)	33,039	9,798	(23,241)	(70.3)

Income (loss) before income taxes			(30)	(120,845)	60,116	180,961	—
Income taxes	(–)		(31)	1,613	519	(1,094)	(67.8)
Refunded income taxes for prior period	(–)		(32)	—	(1,159)	(1,159)	—
Deferred income taxes	(–)		(33)	(48,515)	17,982	66,497	—
Total income taxes			(34)	(46,901)	17,342	64,243	—

Net income (loss)			(35)	(73,943)	42,774	116,717	—

Underwriting result:
Net premiums written	(+	)	(36)	1,290,464	1,258,896	(31,568)	(2.4)
Net claims paid	(–)		(37)	832,768	855,048	22,280	2.7
Loss adjustment expenses	(–)		(38)	74,972	74,920	(51)	(0.1)
Operating expenses:	(–)		(39)	445,389	428,728	(16,661)	(3.7)
Net commissions and brokerage fees			(40)	215,692	210,910	(4,781)	(2.2)
Operating, general and administrative expenses related to underwriting			(41)	229,696	217,817	(11,879)	(5.2)
Underwriting result			(42)	(62,665)	(99,801)	(37,136)	—
Ratios:
Net loss ratio	(%	)	(43)	70.3	73.9	3.5
Net expense ratio	(%	)	(44)	34.5	34.1	(0.5)
Underwriting result ratio	(%	)	(45)	(4.9)	(7.9)	(3.1)
Income return	(%	)	(46)	2.49	2.28	(0.21)
Realized return	(%	)	(47)	(0.29)	2.68	2.97

Reference) Total return based on the fair value:	For the year ended March 31, 2009	(11.66)%
	For the year ended March 31, 2010	9.03%

Note)	Please refer to “Appendix” on the next page for the calculation of return and other indicators.

62

Appendix

<Calculation of return>

The calculation methods of “Income return”, “Realized return”, and “Total return based on the fair value” are as follows.

1.	Income return

The results of investment activities are shown from the point of view of income earned (interest and dividend income earned).

Numerator is based on interest and dividend income related to investment assets. Denominator is based on the cost of investment assets.

Numerator = Interest and dividend income (including amounts which correspond to interest and dividend income of investment gains and losses on money trusts)

Denominator = Average balances of investment assets based on the historical cost or the amortized cost

2.	Realized return

The results of investment activities are shown from the point of view of the contribution to gains and losses of the period (statements of Income).

Numerator is based on realized gains and losses. Denominator is based on the cost of investment assets.

Numerator = Investment income + Interest and dividend income on deposits of premiums, etc. – Investment expenses

Denominator = Average balances of investment assets based on the historical cost or the amortized cost

3.	Total return based on the fair value (reference)

The return on investment based on the fair value is shown.

Numerator is based on realized gains and losses and the increase and decrease in unrealized gains and losses. Denominator is based on the fair value of investment assets.

Numerator = (Investment income + Interest and dividend income on deposits of premiums, etc. – Investment expenses) + (Unrealized gains and losses at the end of this period* – Unrealized gains and losses at the end of the previous period*) + Increase and decrease in deferred gains and losses on hedge transactions

Denominator = Average balances of investment assets based on the historical cost or the amortized cost + Unrealized gains and losses at the end of the previous period* + Unrealized gains and losses on trading securities at the end of the previous period

*	Unrealized gains and losses related to securities available for sale, monetary receivables bought, and money trusts classified as other than trading purposes or held to maturity before tax effect deductions

<Calculation of other indicators>

Underwriting profit = Gross underwriting margin – Operating, general and administrative expenses related to underwriting + Other income and expenses*

*	Other income and expenses include, but not limited to, income tax expenses for compulsory automobile liability insurance.

Net loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100

Net expense ratio = (Net commissions and brokerage fees + Operating, general and administrative expenses related to underwriting) / Net premiums written × 100

Underwriting result ratio = (Net premiums written – Net claims paid – Loss adjustment expenses – Operating expenses) / Net premiums written × 100

63

(Non-consolidated) Premiums Written and Claims Paid by Lines of Business

Direct premiums written (excluding deposits of premiums by policyholders)

	(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)			Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
		%	%		%	%
Fire and allied insurance	183,589	13.5	(0.0)	185,299	13.9	0.9
Marine insurance	35,175	2.6	(1.5)	28,919	2.2	(17.8)
Personal accident insurance	127,828	9.4	(1.6)	126,622	9.5	(0.9)
Voluntary automobile insurance	655,923	48.3	(0.3)	639,992	48.1	(2.4)
Compulsory automobile liability insurance	190,590	14.0	(15.3)	176,743	13.3	(7.3)
Others	165,663	12.2	1.0	173,024	13.0	4.4

Total	1,358,771	100.0	(2.7)	1,330,601	100.0	(2.1)

Deposits of premiums by policyholders	145,491	—	8.5	112,383	—	(22.8)

Net premiums written

	(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)			Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
		%	%		%	%
Fire and allied insurance	144,999	11.2	(0.7)	144,138	11.4	(0.6)
Marine insurance	29,883	2.3	(4.8)	23,740	1.9	(20.6)
Personal accident insurance	126,388	9.8	(1.7)	125,229	9.9	(0.9)
Voluntary automobile insurance	654,001	50.7	(0.3)	640,251	50.9	(2.1)
Compulsory automobile liability insurance	179,982	13.9	(21.2)	164,724	13.1	(8.5)
Others	155,208	12.0	0.2	160,811	12.8	3.6

Total	1,290,464	100.0	(4.1)	1,258,896	100.0	(2.4)

Net claims paid

	(Millions of yen)

	Year ended March 31, 2009 (April 1, 2008 to March 31, 2009)			Year ended March 31, 2010 (April 1, 2009 to March 31, 2010)
Business line	Amount	Rate of change	Net loss ratio	Amount	Rate of change	Net loss ratio
		%	%		%	%
Fire and allied insurance	56,127	(4.5)	40.3	61,291	9.2	44.2
Marine insurance	14,946	7.7	54.0	13,211	(11.6)	60.2
Personal accident insurance	66,836	13.9	57.4	68,118	1.9	59.5
Voluntary automobile insurance	409,814	0.9	70.0	405,899	(1.0)	70.6
Compulsory automobile liability insurance	160,461	(0.5)	95.7	154,378	(3.8)	101.3
Others	124,581	18.2	84.1	152,148	22.1	98.8

Total	832,768	3.6	70.3	855,048	2.7	73.9

Note)	Net loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100

64

(Non-consolidated) Net Incurred Loss related to Natural Disasters (which occurred in the period)

	(Millions of yen)

	Year ended March 31, 2009			Year ended March 31, 2010
	Net claims paid	Reserve for outstanding losses and claims	Net incurred loss	Net claims paid	Reserve for outstanding losses and claims	Net incurred loss
Fire and allied insurance	3,402	179	3,582	8,570	1,381	9,952
Voluntary automobile insurance	2,408	20	2,429	2,456	74	2,530
Others	382	99	482	666	108	775

Total	6,194	299	6,494	11,693	1,565	13,258

Notes)

1.	This table represents net claims paid and reserve for outstanding losses and claims related to natural disasters which occurred in the period.
2.	Net incurred loss = Net claims paid + Reserve for outstanding losses and claims
“Reserve for outstanding losses and claims” represents amounts deducting reinsurance recoverable on unpaid loss from direct insurance reserve for outstanding losses and claims.

(Non-consolidated) Breakdown of Operating, General and Administrative Expenses and Loss Adjustment Expenses

	(Millions of yen)

	Year ended March 31, 2009		Year ended March 31, 2010
	Amount	Increase (decrease)	Amount	Increase (decrease)
Personnel expenses	165,397	6,994	162,489	(2,907)
Non-personnel expenses	140,080	(158)	129,147	(10,933)
Others	13,549	(58)	12,851	(698)

Total	319,027	6,777	304,488	(14,538)

(Non-consolidated) Reserve for Outstanding Losses and Claims

	(Millions of yen)

	Year ended March 31, 2009		Year ended March 31, 2010
	Amount	Change	Amount	Change
Fire and allied insurance	32,604	2,018	26,332	(6,272)
Marine insurance	12,651	1,651	11,832	(819)
Personal accident insurance	50,636	5,677	53,641	3,005
Voluntary automobile insurance	294,577	(19,991)	302,058	7,481
Compulsory automobile liability insurance	57,319	(1,332)	55,818	(1,500)
Others	310,749	94,449	238,116	(72,632)

Total	758,538	82,472	687,801	(70,737)

Notes)

1.	“Amount” of financial guarantee insurance is included in “Others.”

Year ended March 31, 2009: 140,183 million yen

Year ended March 31, 2010: 80,665 million yen

2.	“Change” of financial guarantee insurance is included in “Others.”

Year ended March 31, 2009: 109,995 million yen

Year ended March 31, 2010: (59,518) million yen

(Non-consolidated) Catastrophic Loss Reserve

	(Millions of yen)

	Year ended March 31, 2009		Year ended March 31, 2010
	Amount	Change	Amount	Change
Fire and allied insurance	129,551	19,181	148,525	18,974
Marine insurance	25,341	1,135	26,231	890
Personal accident insurance	87,685	(1,407)	84,587	(3,097)
Voluntary automobile insurance	47,509	(36,512)	38,609	(8,900)
Others	87,701	7,473	96,733	9,032

Total	377,788	(10,129)	394,687	16,898

65

(Non-consolidated) Solvency Margin Ratio

(Millions of yen)

	As of March 31, 2009	As of March 31, 2010
(A) Total Solvency Margin	1,264,786	1,671,429
Capital and funds, etc.	391,013	414,156
Reserve for price fluctuation	5,779	11,462
Contingency reserve	611	611
Catastrophic loss reserve	446,019	466,702
General allowance for possible loan losses	899	992
Unrealized gains on securities (before tax effect deductions)	285,244	536,605
Net unrealized gains and losses on real estate	63,450	52,252
Excess amount of reserve for maturity refunds	—	—
Subordinated debt, etc.	—	128,000
Deductions	81,480	101,616
Others	153,248	162,261
(B) Total Risks	404,892	417,827
Underwriting risk (R1)	86,313	83,975
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	—	—
Guaranteed interest rate risk (R3)	5,572	5,368
Investment risk (R4)	161,758	185,633
Business management risk (R5)	13,696	9,493
Major catastrophe risk (R6)	202,915	199,686
(C) Solvency Margin Ratio [(A) / {(B) × 1/2 }] × 100	624.7%	800.0%

Note)	The above figures are calculated based on Articles 86 and 87 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996).

< Solvency Margin Ratio >

•

In addition to reserves to cover claims payments and payments for maturity refunds of saving type insurance policies, etc., it is necessary for insurance companies to maintain sufficient solvency in order to cover against risks which may exceed their normal estimates, i.e. the occurrence of major catastrophes, a big decline in value of assets held by insurance companies, etc.

•

Solvency margin ratio (C) above, which is calculated in accordance with the Insurance Business Law, is the ratio of “solvency margin of insurance companies by means of their capital, reserves, etc.” (total solvency margin: (A) above) to “risks which will exceed their normal estimates” (total risks: (B) above).

•	“Risks which will exceed their normal estimates” are composed of risks described below.

<1>	Underwriting risk, underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance: Risks of occurrence of insurance claims in excess of normal estimates (excluding risks relating to major catastrophes)

<2>	Guaranteed interest rate risk:

Risks of invested assets failing to yield assumed interest rates due to the aggravation of investment conditions than expected

<3>	Investment risk:

Risks of retained securities and other assets fluctuating in prices in excess of normal estimates

<4>	Business management risk:

Risks beyond normal estimates arising from business management (That does not fall under other categories.)

<5>	Major catastrophe risk:

Risks of the occurrence of major catastrophic losses in excess of normal estimates (risks such as the Great Kanto Earthquake or Isewan typhoon)

•

“Solvency margin of insurance companies by means of their capital, reserves, etc.” (total solvency margin) is the sum of total net assets (excluding planned outflows), certain reserves (reserve for price fluctuation and catastrophic loss reserve, etc.) and parts of net unrealized gains and losses on real estate, etc.

•

Solvency margin ratio is one of the indicators for the regulatory authorities to monitor financial soundness of insurance companies. Solvency margin ratio exceeding 200% would indicate adequate capability to meet payments of possible insurance claims.

66

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Risks associated with non-life insurance business, life insurance business, and other businesses in which NKSJ group participates

(3)	Changes to laws, regulations, and systems

(4)	Risk of natural disasters

(5)	Occurrence of unpredictable damages

(6)	Reinsurance risk

(7)	Overseas business risk

(8)	Effects of declining stock price

(9)	Effects of fluctuation in exchange rate

(10)	Effects of fluctuation in interest rate

(11)	Liquidity risk

(12)	Effects of decline in creditworthiness of investment and/or loan counterparties

(13)	Credit rating downgrade

(14)	Litigation risk

(15)	Risk concerning retirement benefit liabilities

(16)	Occurrence of personal information leak

(17)	Damage on business operations by major disasters

(18)	Effects resulting from business integration

(19)	Other risks

67

Changes of Directors

(Scheduled on June 28, 2010 and July 1, 2010)

1.	Changes of directors

(Scheduled on July 1, 2010)

Director, Chairman and Executive Officer	Masatoshi Sato	(Representative Director, President and Chief Executive Officer)

Representative Director, President and Chief Executive Officer	Kengo Sakurada	(Director, Managing Executive Officer)

(Scheduled on June 28, 2010)

Resignation	Hisashi Nakano	(Representative Director, Deputy President and Senior Managing Executive Officer, General Manager, 1st Kansai Regional Headquarters)

Representative Director, Senior Managing Executive Officer, General Manager, 1st Kansai Regional Headquarters	Masami Ishii	(Director, Managing Executive Officer)
2. Changes of other directors (Scheduled on June 28, 2010) (1) Candidates for directors

Director, Deputy President and Senior Managing Executive Officer	Takakazu Sugishita	(Senior Managing Executive Officer)

Director, Managing Executive Officer	Kaoru Takahashi	(Managing Executive Officer)

Director, Managing Executive Officer	Keiji Nishizawa	(Managing Executive Officer)

Director, Managing Executive Officer	Masayoshi Hori	(Executive Officer, General Manager, Planning and Research Department)

Director, Managing Executive Officer	Hidehiro Sumi	(Executive Officer, General Manager, Commercial Risk Solutions Department)

(2) Scheduled resignation of directors

	Mitsuhiko Fuse	(Director, Deputy President and Senior Managing Executive Officer)

	Koki Kazuma	(Director, Deputy President and Senior Managing Executive Officer)

	Kenichi Tomita	(Director)

68

(3) Candidates for corporate auditors

Corporate Auditor	Takaaki Komatsu

Outside Corporate Auditor	Sumio Uesugi

(4) Scheduled resignation of auditor

	Jiro Handa	(Corporate Auditor)

(5) Resignation of executive officer

	Koichi Motoyama	(Executive officer seconded to Sompo Japan Information Services Inc.)

(6) Changes of positions

Director, Deputy President and Senior Managing Executive Officer	Takakazu Sugishita	(Senior Managing Executive Officer)

Director, Senior Managing Executive Officer, General Manager, 1st Kansai Regional Headquarters	Masami Ishii	(Director, Managing Executive Officer)

Director, Senior Managing Executive Officer	Eiichi Yoshimitsu	(Director, Managing Executive Officer)

Senior Managing Executive Officer, General Manager, Tokyo Regional Headquarters	Ken Endo	(Managing Executive Officer, General Manager, Tokyo Regional Headquarters)

Director, Senior Managing Executive Officer	Takeshi Oiwa	(Director, Managing Executive Officer)

Senior Managing Executive Officer, General Manager, Shizuoka Regional Headquarters and Chubu Regional Headquarters	Tooru Nakajima	(Managing Executive Officer, General Manager, Shizuoka Regional Headquarters and Chubu Regional Headquarters)

Director, Managing Executive Officer	Masayoshi Hori	(Executive Officer, General Manager, Planning and Research Department)

Director, Managing Executive Officer	Hidehiro Sumi	(Executive Officer, General Manager, Commercial Risk Solutions Department)

Note) Titles and responsibilities which are shown in ( ) represent those as of May 20, 2010.

69

[English Translation]

NKSJ Holdings, Inc. (with regards to SOMPO JAPAN INSURANCE INC.)

Supplementary Information about Financial Results for the fiscal year ended March 31, 2010

Supplementary Information about Financial Results for the fiscal year ended March 31, 2010

Non-consolidated

1.	Key figures

	(Yen in hundred millions)
	Year ended March 31, 2009 (A)	Six months ended September 30, 2009 (B)	Year ended March 31, 2010 (C)	Increase (decrease) (C) - (A)	Increase (decrease) (C) - (B)
(1) Net premiums written	12,904	6,416	12,588	(315)	—
Rate of change	(4.1)%	(4.9)%	(2.4)%	1.6%	2.5%
(2) Total assets	48,564	50,086	50,292	1,727	205
(3) Net loss ratio	70.3%	74.7%	73.9%	3.5%	(0.8)%
(4) Net expense ratio	34.5%	34.2%	34.1%	(0.5)%	(0.1)%
(5) Combined ratio	104.9%	108.8%	107.9%	3.1%	(0.9)%
Underwriting result ratio	(4.9)%	(8.8)%	(7.9)%	(3.1)%	0.9%
(6) Voluntary automobile
• Net premiums written	6,540	3,226	6,402	(137)	—
Rate of change	(0.3)%	(2.1)%	(2.1)%	(1.8)%	(0.0)%
• Underwriting result ratio	(4.0)%	(2.2)%	(4.8)%	(0.8)%	(2.6)%
• Net loss ratio	70.0%	67.6%	70.6%	0.6%	3.0%
• Net expense ratio	34.0%	34.7%	34.3%	0.2%	(0.4)%
(7) Fire
• Net premiums written	1,449	676	1,441	(8)	—
Rate of change	(0.7)%	(3.2)%	(0.6)%	0.1%	2.6%
• Underwriting result ratio	16.6%	12.4%	13.0%	(3.6)%	0.6%
• Net loss ratio	40.3%	44.5%	44.2%	3.9%	(0.3)%
• Net expense ratio	43.1%	43.1%	42.8%	(0.3)%	(0.3)%
(8) Number of employees	17,042	17,481	17,294	252	(187)
(9) Number of agencies	49,430	47,336	46,294	(3,136)	(1,042)

<Reference> Consolidated figures

	(Yen in hundred millions)
	Year ended March 31, 2009 (A)	Six months ended September 30, 2009 (B)	Year ended March 31, 2010 (C)	Increase (decrease) (C) - (A)	Increase (decrease) (C) - (B)
(1) Ordinary income	17,679	9,187	18,077	398	—
(2) Net premiums written	13,081	6,569	12,909	(172)	—
Rate of change	(4.4)%	(4.7)%	(1.3)%	3.1%	3.4%
(3) Life insurance premiums written	1,240	587	1,318	78	—
Rate of change	(26.1)%	(12.4)%	6.3%	32.4%	18.7%
(4) Ordinary profit	(1,440)	318	488	1,928	—
(5) Net income	(667)	293	393	1,060	—

Notes)

1.	Net loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100
2.	Net expense ratio = (Net commissions and brokerage fees + Operating, general and administrative expenses related to underwriting) / Net premiums written × 100
3.	Combined ratio = Net loss ratio + Net expense ratio
4.	Underwriting result ratio = 100 - Combined ratio
5.	Items with % within “Increase (decrease)” represent change from the year ended March 31, 2009 and the six months ended September 30, 2009, respectively.

1

Non-consolidated

2.	Other figures

(1)	Non-performing loans

Risk-monitored loans

	(Yen in hundred millions)
	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010
Loans to borrowers in bankruptcy	4	8	8
Overdue loans	24	22	20
Loans overdue for three months or more	—	—	—
Restructured loans	4	7	11

Total	34	38	40
Percent of total loans	0.7%	0.8%	0.9%

(Reference) Total loans	5,020	4,823	4,761

Results of self-assessment

	(Yen in hundred millions)
	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010
No category	45,666	47,938	48,472
Category II	533	587	616
Category III	121	99	97
Category IV	896	171	148
Subtotal (Category II-IV)	1,552	857	862

Total	47,218	48,796	49,334

Note)

The above figures represent amounts before recognition of impairment losses. Impairment losses on securities are included in “Category IV.”

(2)	Impairment losses on securities

	(Yen in hundred millions)
	Year ended March 31, 2009	Six months ended September 30, 2009	Year ended March 31, 2010
Domestic bonds	—	—	—
Domestic stocks	675	39	25
Foreign securities	73	1	3
Others	37	0	0

Total	787	41	28

Notes)

1.	Impairment losses on monetary receivables bought which are classified as other investment expenses in the statement of income are included in “Others.”
2.	Besides the above, impairment losses on trust assets in money trust, which are included in “investment losses on money trusts” in the statement of income, amount to 0.2 billion yen for the year ended March 31, 2009.

Impairment rules applied

Impairment losses on securities which have readily determinable fair value are recognized if fair value declines by 30% or more of their cost (historical cost or amortized cost).

(3)	Conditions of losses on structured finance related to the U.S. subprime loans

Losses on overall financial guarantee insurance (loss payment, provision of loss reserves, and losses of foreign exchange hedge transaction for loss reserves) amount to 8.0 billion yen for the year ended March 31, 2010, mainly due to the provision of loss reserves for some CDO guarantees related to the U.S. residential mortgages.

Losses on investment in structured finance amount to 0.0 billion yen for the year ended March 31, 2010, mainly due to the decline in fair value caused by the turmoil in global market.

Please refer to appendix for conditions of structured finance exposure in Sompo Japan’s investment portfolio.

2

Non-consolidated

(4)	Impairment losses on fixed assets

	(Yen in hundred millions)
	Year ended March 31, 2009	Six months ended September 30, 2009	Year ended March 31, 2010
Land	—	—	3
Buildings	—	—	0
Others	—	—	—

Total	—	—	3

(5)	Unrealized gains and losses on securities

	(Yen in hundred millions)
	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010
Domestic bonds	269	361	320
Domestic stocks	3,382	5,041	5,800
Foreign securities	(447)	(369)	(198)
Others	2	30	40

Total	3,207	5,064	5,963

Notes)

1.	Unrealized gains and losses on monetary receivables bought are included in “Others.”
2.	Besides the above, unrealized gains and losses on trust assets in money trust other than trading purposes or held to maturity amount to (1.9) billion yen for the year ended March 31, 2009, 0.0 billion yen for the six months ended September 30, 2009, and 0.0 billion yen for the year ended March 31, 2010.

(6)	Underwriting of third-sector insurance products

	(Number)
	Year ended March 31, 2010		Breakdown of number
	Number	Increase (decrease)	Sompo Japan Insurance Inc.	Subsidiaries
Number of policies	1,021,057	159,429	800,435	220,622

Notes)

1.	This table represents total and respective number of policies of Sompo Japan Insurance Inc. and its subsidiaries from April 1, 2009 to March 31, 2010.
2.	The above numbers represent the cumulative sales of policies of medical insurance and cancer insurance.

(7)	Claims by natural disasters

	(Yen in hundred millions)
	Year ended March 31, 2009	Six months ended September 30, 2009	Year ended March 31, 2010
Direct claims paid a	86	32	130
Net claims paid b	61	25	116
Unpaid claims c	2	4	15
Net incurred loss b+c	64	30	132

Notes)

1.	This table represents paid and unpaid claims related to natural disasters which occurred in the period.
2.	Amounts of unpaid claims are calculated by deducting reinsurance recoverable on unpaid loss from direct insurance reserve for outstanding losses and claims.

(8)	Catastrophic loss reserve

	(Yen in hundred millions, %)
	Year ended March 31, 2009			Six months ended September 30, 2009			Year ended March 31, 2010
Line of business	Balance	Balance ratio	Provision	Balance	Balance ratio	Provision	Balance	Balance ratio	Provision
Fire and allied insurance	1,295	91.2	191	1,389	105.1	93	1,485	105.4	189
Marine insurance	253	84.8	11	257	106.0	4	262	110.5	8
Personal accident insurance	876	69.4	39	896	66.4	21	845	67.5	39
Voluntary automobile insurance	475	7.3	475	331	5.1	196	386	6.0	386
Others	877	56.5	109	926	51.8	60	967	60.2	108

Total	3,777	34.1	826	3,801	34.1	376	3,946	36.2	732

Notes)

1.	Balance ratio = Balance of catastrophic loss reserve / Net premiums written (excluding Household earthquake and compulsory automobile liability insurance) × 100
As for the six months ended September 30, 2009, net premiums written are doubled for the calculation of balance ratio.
2.	Provision represents gross amounts before excluding reversal.

3

Non-consolidated

(9)	Reinsurance assumed

	(Yen in hundred millions)
	Year ended March 31, 2009		Year ended March 31, 2010
Line of business	Reinsurance premiums assumed	Reinsurance claims assumed	Reinsurance premiums assumed	Reinsurance claims assumed
Fire and allied insurance	188	91	177	85
Marine insurance	100	49	71	50
Personal accident insurance	13	7	10	6
Voluntary automobile insurance	4	5	35	18
Compulsory automobile liability insurance	1,192	1,604	1,085	1,543
Others	110	75	129	201

Total	1,610	1,833	1,510	1,906

(10)	Reinsurance ceded

	(Yen in hundred millions)
	Year ended March 31, 2009		Year ended March 31, 2010
Line of business	Reinsurance premiums ceded	Reinsurance claims ceded	Reinsurance premiums ceded	Reinsurance claims ceded
Fire and allied insurance	574	101	588	78
Marine insurance	153	68	122	68
Personal accident insurance	28	19	24	17
Voluntary automobile insurance	24	17	33	19
Compulsory automobile liability insurance	1,298	1,776	1,205	1,725
Others	215	65	251	113

Total	2,293	2,050	2,227	2,023

4

SOMPO JAPAN INSURANCE INC.

Exposure to Structured Finance

As of March 31, 2010

May 20, 2010

SOMPO JAPAN INSURANCE INC.

Summary of Financial Guarantee Insurance

Gains/Losses

8.0 billion yen loss

for FY2009

ABS-CDO guarantee 7.4 billion yen loss, the other guarantee 0.5 billion yen loss)

(Overall financial guarantee)

(Primarily due to the provision of loss reserves for some ABS-CDO guarantees.

Net exposure

Net exposure to ABS-CDOs (after deduction of loss reserves) reduced to ABS-CDOs

to 43.5 billion yen. (Decreased by 35.4 billion yen since March 31, 2009)

Changes in net exposure to ABS-CDOs

(unit: billions of yen)

300.0 200.0 100.0 0.0

259.4

78.9

43.5

(Unit: billions of yen)

ABS-CDOs (Insured Amount)

3/31/2008

3/31/2009

3/31/2010

Total of Insured Amount

289.4

218.0

123.1

Outstanding Loss Reserves

(30.0)

(139.0)

(79.5)

Insured Amount Net of Loss Reserves

259.4

78.9

43.5

ABS-CDOs (Gains/Losses)

FY2007

FY2008

FY2009

Loss payment (incl. commutation)

-

(37.6)

(63.2)

Provision/Reversal of Loss Reserves

(30.0)

(109.0)

55.7

(incl. gains/losses of exchange hedge transaction)

Gains/Losses

(30.0)

(146.6)

(7.4)

1

<Appendix 1> Financial Guarantee Insurance

(As of March 31, 2010, Unit: billions of yen, USD/JPY=93.04)

Categories

Direct Insurance (*6)

Insured Amount Treaty Reinsurance (*7)

Total

Outstanding Loss Reserve

Insured Amount Net of Loss Reserves (*8)

Gains/Losses for the fiscal year ended March 31, 2010

ABS CDOs (backed by pools of asset backed securities) (*1)

122.4

0.6

123.1

79.5

43.5

(7.4)

CDOs

Corporate CDOs (backed by pools of single corporate credits) (*2)

169.6

2.3

172.0

-

172.0

-

CDOs Total

292.1

3.0

295.2

79.5

215.6

(7.4)

RMBS (*3)

Global RMBS

-

11.9

11.9

0.5

11.4

(0.5)

Domestic RMBS

38.0

-

38.0

-

38.0

-

RMBS Total

38.0

11.9

49.9

0.5

49.4

(0.5)

ABS

CMBS (*4)

-

-

-

-

-

-

Other ABS

Global ABS (*5)

3.6

28.7

32.4

0.5

31.8

0.0

Domestic ABS

9.3

-

9.3

-

9.3

-

Other ABS Total

12.9

28.7

41.7

0.5

41.1

0.0

ABS Total

51.0

40.6

91.6

1.0

90.6

(0.6)

Public Finance

-

193.0

193.0

0.0

192.9

0.0

Total

343.1

236.7

579.9

80.6

499.2

(8.0)

*1 ABS CDOs (backed by pools of asset backed securities): The securities backed by securitized assets such as the RMBS, CDOs and CLOs.

*2 Corporate CDOs (backed by pools of single corporate credits): The securities backed by assets such as corporate bonds, loans and CDS.

*3 RMBS: Asset Backed Securities where underlying assets are residential mortgages. 93% of RMBS are rated investment grade (BBB or above) including AAA ratings for 78%.

*4 CMBS: Asset-backed securities where underlying assets are commercial mortgage loans.

*5 8% of global ABS are U.S. consumer loan-related ABS, while others are mainly related to corporate credit (e.g., leasing receivables).

*6 “Direct Insurance” includes facultative reinsurance policies and 9.8 billion yen of Direct Insurance to cover U.S. monoline guaranteed notes.

*7 “Treaty Reinsurance” is a portfolio-based reinsurance where certain parts of policies underwritten by an original insurer are ceded automatically to the reinsurer, Sompo Japan, in accordance with the conditions agreed by the original insurer and the reinsurer.

*8 Total amount of 8.0 billion yen losses is comprised of 63.8 billion yen of loss payment (including 47.5 billion yen of lump sum payment for commutation) offset by 59.5 billion yen of reversal of loss reserve and 3.7 billion yen losses of foreign exchange hedge transaction for loss reserve. Financial Guarantee Insurance is not supposed to book mark-to- market unrealized gains/losses through income statement as it is an insurance policy.

2

<Appendix 2> List of Guarantee for ABS CDOs (Excl. Treaty Reinsurance)

(As of March 31, 2010, Unit: billions of yen, USD/JPY=93.04)

Distribution of underlying assets rating

Policy No. (*1)

Issue Rating (*2) (S&P/MDY)

Fiscal Year Issued

Insured Amount (*3)

Sub- ordination Ratio (*4)

AAA

AA

A

Below BBB

BBB

Default (*5)

Ratio of subprime RMBS

Guarantee for CDO1

AAA/Caa2

2003

9.3

17%

33%

10%

5%

15%

37%

5.5%

0%

AAA/Aa3

2004

5.9

51%

Guarantee for CDO2 (*6)

34%

34%

0%

9%

23%

19.3%

0%

AAA/Aa3

2004

10.0

29%

Guarantee for CDO4 (*7)

CCC-/B3

2004

11.6

14%

11%

21%

10%

10%

48%

3.7%

9%

Guarantee for CDO5 (*7)

CC/Caa2

2005

11.1

14%

1%

9%

5%

4%

81%

10.3%

15%

Guarantee for CDO7

CCC+/C

2006

18.6

8%

4%

19%

28%

12%

36%

0.0%

31%

Guarantee for CDO9

-/Ca

2006

27.9

23%

6%

4%

5%

4%

82%

23.0%

9%

Guarantee for CDO11

B-/Caa1

2004

27.9

19%

1%

19%

18%

16%

45%

15.8%

-

Total of ABS CDOs

122.4

18%

8%

15%

12%

8%

57%

9.7%

-

Insured Amount Net of Loss Reserves 42.9

*1 Previously listed Guarantee for CDO3, 6, 8, 10 and 2 have been excluded from above as they have been terminated due to the commutation or the full redemption of tranches guaranteed by us.

*2 Issue ratings are as of April 30, 2010. CDO4 and 5 are facultative reinsurance policies, and the issue ratings of which are the ratings for the ceding company’s tranche including those senior class to our tranche.

*3 Insured amount is amount of principal insured, and some policies also insure interest payments. If a principal/interest shortfall occurs, Sompo Japan will become liable for the guarantee obligation.

*4 Sub-ordination Ratio is a ratio of portions subordinated to our guaranteed tranche for the underlying assets. A redemption of senior tranche results in an increase of Sub-ordination Ratio.

*5 Default of underlying assets is determined by the default definition of each transaction through detailed scrutiny and the default amount is determined based on adjustment by recovery.

*6 Guarantee for CDO2 insures different two classes of the same CDO.

*7 CDO4 and 5 are the CDOs with early liquidation structure where the CDO investors have an option to sell all underlying assets to the third party for the settlement of the CDO if the credit rating-adjusted outstanding par amount (defined as the aggregate outstanding par amount less credit rating-based haircuts) falls below a predetermined trigger level. However, possibility of early liquidation of CDO5 has been eliminated.

3

<Appendix 3> Summary of Guarantee for Corporate CDOs (Excl. Treaty Reinsurance)

• The total outstanding of insured corporate CDO (direct underwriting) amounted to 169.6 billion yen as of March 31, 2010. As a result of overall scrutiny of the individual contracts, there are no losses expected at this point.

• Average residual period of all direct underwritten corporate CDO guarantees is approximately 2.4 years. Approximately 84% of our exposure or 142.0 billion yen is to be redeemed by the end of FY2012.

• Each corporate CDO is well diversified with approximately 150 reference corporations. Thus a potential impact by default of one reference company would be limited.

• For example, exposures to financial institutions and U.S. automakers (including auto-parts makers) accounts for around 13% and 1%, respectively. We don’t see any concentration to particular sector or corporation.

Issue rating

S&P Rating

BBB+ 16%

AAA 51%

A+ 11%

AA-11% AA

11%

Moody’s Rating

A3

0.4%

Baa1 16%

Aaa 51%

A1 11%

Aa1 22%

(Note) Rating distribution by S&P as of April 30, 2010. For transactions without S&P rating, we applied Moody’s rating instead.

(Note) Rating distribution by Moody’s as of April 30, 2010. For transactions without Moody’s rating, we applied S&P’s rating instead.

Run off exposure

(Unit: billions of yen)

450.0 400.0 350.0 300.0 250.0 200.0 150.0 100.0 50.0 0.0

Result

Projection

3/31/08 3/31/09 3/31/10 3/31/11 3/31/12 3/31/13 3/31/14 3/31/15

(Note) Estimated future exposure was translated at the exchange rate as of March 31, 2010

4

<Appendix 4> Structured Finance Exposure in Our Investment Portfolio

(As of March 31, 2010, Unit: billions of yen, USD/JPY=93.04)

Gains/Losses for the fiscal year

Categories

Outstanding

ended March 31, 2010

Balance

Gains/Losses

Unrealized

Total

Charged to P/L

Gains/Losses

ABS CDOs (backed by pools of asset backed securities) (*1)

0.0

0.0

-

0.0

CDOs

Corporate CDOs (backed by pools of single corporate credits) (*2)

-

-

-

-

CDOs Total

0.0

0.0

-

0.0

RMBS (*3)

Global RMBS

2.4

-

(0.4)

(0.4)

Domestic RMBS

29.3

0.0

0.3

0.3

RMBS Total

31.8

0.0

0.0

0.0

CMBS

Global CMBS

1.0

-

(0.1)

(0.1)

ABS

Domestic CMBS

13.6

0.0

(0.5)

(0.5)

CMBS Total

14.6

0.0

(0.7)

(0.7)

Other ABS

Global ABS

0.7

-

(0.1)

(0.1)

Domestic ABS

-

-

-

-

Other ABS Total

0.7

-

(0.1)

(0.1)

ABS Total

47.2

0.0

(0.8)

(0.8)

Investment in SIV

-

-

-

-

Leveraged Finance (*4)

2.4

-

-

-

Total

49.7

0.0

(0.8)

(0.8)

Reference: Hedge funds (U.S. subprime loans related exposure) 1.4 Net of the long position and the short position

*1 Global transactions only (Below BBB).

*2 Excluding public finance CLO.

*3 Excluding RMBS issued by government sponsored enterprises. Most of the RMBS are rated investment grade (BBB or above), and 82% are rated AAA. Exposure to U.S. housing related government-sponsored enterprises (GSEs)’s RMBS and Agency Bonds amounted to 61.3 billion yen (Increased by 1.3 billion yen since March 31, 2009). No impairment losses were recognized for fiscal year ended March 31, 2010.

*4 Leveraged Finance: Finance where funding are provided for corporate mergers and acquisitions, mainly based on cash flows of acquired companies. Domestic transactions only.

5

[English Translation]

NKSJ Holdings, Inc. (with regards to NIPPONKOA Insurance Co., Ltd.)

Summary of financial statements for the fiscal year ended March 31, 2010

[Note: This document is an unofficial English translation of the Japanese original.]

NKSJ Holdings, Inc. (with regards to NIPPONKOA Insurance Co., Ltd.)

Summary of financial statements for the fiscal year ended March 31, 2010

May 20, 2010

Name of listed company:		NKSJ Holdings, Inc. (with regards to NIPPONKOA Insurance Co., Ltd.)

Stock exchanges:		Tokyo and Osaka

Code number:		8630

URL http://www.nksj-hd.com/

Representative:	(Title)	President & CEO

	(Name)	Masatoshi Sato

Contact:	(Title)	Manager, Acct. Dept. / NKSJ Holdings, Inc.

	(Name)	Kazuhisa Tamura Tel 03-3349-6534

Contact:	(Title)	Group Leader, Acct. Dept. / NIPPONKOA Insurance Co., Ltd.

	(Name)	Masakazu Niikura Tel 03-3593-5127

Scheduled submission date of Financial Report:	June 29, 2010

Scheduled starting date of payment of dividends:	June 29, 2010

(Amounts indicated are truncated and percentages indicated are rounded to the nearest number)

1.	Consolidated financial results for the fiscal year ended March 31, 2010

(1) Consolidated results of operations	(Percentage figures indicated are year-on-year rate of the fiscal years)

	Operating income		Ordinary profit		Net income
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
As of March 31, 2010	903,102	(4.8)	30,886	—	14,018	40.6
As of March 31, 2009	949,106	(2.7)	(3,043)	(117.2)	9,971	10.9

	Basic net income per share	Diluted net income per share	Return on equity	Ordinary profit to total assets	Ordinary profit to operating income
	Yen	Yen	%	%	%
As of March 31, 2010	18.63	18.59	3.6	1.0	3.4
As of March 31, 2009	13.15	13.13	2.2	(0.1)	(0.3)

(Reference) Investment profit/loss on the equity method:

As of March 31, 2010: N/A

As of March 31, 2009: N/A

(2)	Consolidated financial conditions

	Total assets	Total net assets	Equity ratio	Net assets per share
	Millions of Yen	Millions of Yen	%	Yen
As of March 31, 2010	3,051,905	434,857	14.2	576.70
As of March 31, 2009	3,089,523	345,467	11.2	458.09

(Reference) Equity capital:

As of March 31, 2010: 433,943 million yen

As of March 31, 2009: 344,674 million yen

(3)	Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of the year
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
As of March 31, 2010	(72,354)	50,900	(6,144)	141,141
As of March 31, 2009	(76,723)	119,271	(12,548)	168,525

2.	Dividends

	Dividend per share					Cash dividends (total)	Dividend payout ratio (consolidated)	Dividend on equity (consolidated)
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen	Millions of Yen	%	%
As of March 31, 2009	—	—	—	8.00	8.00	6,019	60.8	1.4
As of March 31, 2010	—	—	—	8.00	8.00	6,019	42.9	1.5

*	For forecasts of dividends as of March 31, 2011, see “Forecasts of Financial Results for the fiscal year ending March 31, 2011 and Management Policy” of NKSJ Holdings, Inc.

3.	Forecasts of consolidated results of operations (from April 1, 2010 to March 31, 2011)

*	For forecasts of consolidated results of operations for the fiscal year ending March 31, 2011, see “Forecasts of Financial Results for the fiscal year ending March 31, 2011 and Management Policy” of NKSJ Holdings, Inc.

4.	Other

(1)	Changes in significant subsidiaries during the period (Changes in specified subsidiaries accompanying in changes in the scope of consolidation): N/A

(2)	Changes in accounting policies, procedures and presentation applied to Consolidated Financial Statements

(a)	Changes to reflect amendments of accounting standards and related matters: Applicable

(b)	Changes other than (a): N/A

(Note) See “Basis of presenting for Consolidated Financial Statements” for further details.

(3)	Number of shares issued (common stock)

(a)	Total number of the shares issued (treasury stock included)

As of March 31, 2010: 752,453,310 shares

As of March 31, 2009: 816,743,118 shares

(b)	Number of treasury stock held

As of March 31, 2010: N/A

As of March 31, 2009: 64,339,041 shares

(Note) See “Per share information” for number of shares used to calculate “Basic net income per share (consolidated).”

(Reference) Summary of non-consolidated financial results

1.	Non-consolidated financial results for the fiscal year ended March 31, 2010

(1) Non-consolidated results of operations	(Percentage figures indicated are year-on-year rate of the fiscal years)

	Net premiums written		Ordinary profit		Net income
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
As of March 31, 2010	633,336	(3.1)	29,384	—	13,123	29.8
As of March 31, 2009	653,400	(5.2)	(2,851)	(117.0)	10,111	28.4

	Basic net income per share	Diluted net income per share	Return on equity	Loss ratio	Expense ratio
	Yen	Yen	%	%	%
As of March 31, 2010	17.44	17.41	3.4	69.4	35.8
As of March 31, 2009	13.34	13.32	2.3	66.7	35.1

(2)	Non-consolidated financial conditions

	Total assets	Total net assets	Equity ratio	Net assets per share
	Millions of Yen	Millions of Yen	%	Yen
As of March 31, 2010	2,592,464	433,642	16.7	575.55
As of March 31, 2009	2,671,715	347,329	13.0	461.01

(Reference) Equity capital:

As of March 31, 2010: 433,077 million yen

As of March 31, 2009: 346,870 million yen

1.	Business results

(1)	Analysis of consolidated financial results for the fiscal year ended March 31,2010

In the current fiscal year, the Japanese economy has not fully recovered due to continued low rates of consumption, deterioration of employment conditions, and declines in private capital investment and corporate capital, even though exportation and production level had slightly improved and economic policy somewhat pushed up consumer spending.

In the non-life insurance industry, automobile insurance premiums, the industry’s main product, have been reduced and marine insurance has been reduced significantly because decreasing volume of trade under worldwide recessions.

Under such conditions, the consolidated results of operations in the current fiscal year are as follows.

848.0 billion yen of underwriting income, 54.1 billion yen of investment income and 0.9 billion yen of other operating income resulted in operating income of 903.1 billion yen, which is a decrease of 46.0 billion yen compared to the previous fiscal year.

In contrast, 716.2 billion yen of underwriting expenses, 13.6 billion yen of investment expenses, 141.1 billion yen of operating and administrative expenses and 1.1 billion yen of the other operating expenses resulted in operating expenses of 872.2 billion yen, which is a decrease of 79.9 billion yen compared to the previous fiscal year.

The results for non-life insurance operations in the current fiscal year are as follows.

Net premiums written was 645.0 billion yen, which is a decrease of 18.8 billion yen compared to the previous fiscal year, and net losses paid was 410.1 billion yen, which is an increase of 3.9 billion yen compared to the previous fiscal year.

The results for operations for each line of business in the current fiscal year are as follows.

(a)	Fire and allied lines

Net premiums written rose 0.9% from the previous fiscal year to 96.8 billion yen, in part due to an increase in long-term contracts even though corporate capital investments are suppressed. On the contrary, net losses paid rose 1.4% from the previous fiscal year to 42.6 billion yen.

(b)	Marine

Net premiums written declined 18.5% from the previous fiscal year to 14.4 billion yen due mainly to the impact of reduced sales of marine cargo insurance caused by decreasing volume of trade under worldwide recessions. Net losses paid rose 16.1% from the previous fiscal year to 8.4 billion yen.

(c)	Personal accident

Due to lower sales of insurance for individuals caused by recession, net premiums written was 50.6 billion yen, a 4.2% decline from the previous year. Net losses paid fell 4.7% from the previous fiscal year to 30.8 billion yen.

(d)	Voluntary automobile

Declines in unit price of insurance caused by increasing smaller-sized vehicle, net premiums written declined 1.5% from the previous year to 328.5 billion yen. Net losses paid rose 4.4% from the previous fiscal year to 212.3 billion yen.

(e)	Compulsory automobile liability

Net premiums written dropped 8.3% from the previous fiscal year to 74.3 billion yen due to the impact of the revision of premium rates in April 2008. Net losses paid fell 3.8% from the previous fiscal year to 70.9 billion yen.

(f)	Other

Net premiums written dropped 2.7% from the previous fiscal year to 80.0 billion yen, due mainly to lost sales of inland marine insurance and movable comprehensive insurance. Net losses paid dropped 5.4% to 44.8 billion yen.

In the business of life insurance, life insurance premiums were 66.3 billion yen, which was an increase of 2.7 billion yen compared to the previous fiscal year. Life insurance claims and other payments were 12.3 billion yen, which was an increase of 0.5 billion yen compared to the previous fiscal year.

In managing its assets, NIPPONKOA Insurance Co., Ltd. and its subsidiaries (hereinafter “the NIPPONKOA Group”) has appropriately controlled market risks and promoted investments that are profitable over the long term, and has also continued to make efforts to improve its portfolio including share sales in order to increase its investment efficiency and to control risks.

Further, in investing insurance funds entrusted to the NIPPONKOA Group by its policyholders, the NIPPONKOA Group has worked to secure stable earnings mainly from government bonds, highly rated corporate bonds, and loans to prime borrowers. However, as a result of factors such as a decline in dividend income on equity securities, the NIPPONKOA Group’s interest and dividends has dropped to 53.1 billion yen, which is a decline of 5.3 billion yen compared to the previous fiscal year, and gain on sale of securities dropped 16.9 billion yen compared to the previous fiscal year. As a result of reflecting these factors, total investment income dropped to 54.1 billion yen, which is a decline of 14.6 billion yen compared to the previous fiscal year.

Investment expenses dropped to 13.6 billion yen, which is a decline of 46.8 billion yen compared to the previous fiscal year due to declined revaluation loss on securities of 34.1 billion yen.

Operating and administrative expenses rose 0.3 billion yen from the previous fiscal year to 141.1 billion yen. As a result, the NIPPONKOA Group recorded an ordinary profit of 30.8 billion yen, which was an increase of 33.9 billion yen compared to the previous fiscal year.

Special gains dropped 17.8 billion yen from the previous fiscal year to 0.5 billion yen and special losses rose 6.0 billion yen from the previous fiscal year to 7.0 billion yen.

Income before income taxes and minority interests rose 10.0 billion yen from the previous fiscal year to 24.3 billion yen, and net income of 14.0 billion yen, which was an increase of 4.0 billion yen compared to the previous fiscal year.

(2)	Analysis of financial conditions

(The condition of total assets)

Total assets dropped to 3,051.9 billion yen, which is a decline of 37.6 billion yen compared to the previous fiscal year due to a decrease of payable under securities lending transactions even though net unrealized gains on available-for-sale securities increased under upturn of stock market.

(The condition of the solvency margin ratio)

The solvency margin ratio of NIPPONKOA Insurance Co., Ltd. (hereinafter “the Company”) for the current fiscal year increased by 30.6 points from previous fiscal year to 742.5% due mainly to the increase in net unrealized gains on available-for-sale securities. The solvency margin ratio is one of the indices that regulatory authorities use to determine the soundness of an insurance company. It is generally held that insurance company is “adequate in terms of solvency to meet insurance payments” if the ratio is 200% or more.

(The condition of Cash flows)

Status and factors of cash flows for the fiscal year ended March 31, 2010 are as follows.

Cash flows from operating activities were a negative 72.3 billion yen, which was an increase of 4.3 billion yen compared to the previous fiscal year, because of a decrease of maturity refunds to policyholders.

Cash flows from investing activities were 50.9 billion yen, which was a decrease of 68.3 billion yen compared to the previous fiscal year, because of a decrease of payable under securities lending transactions.

Cash flows from financing activities were a negative 6.1 billion yen, which was an increase of 6.4 billion yen compared to the previous fiscal year.

As a result, in the current fiscal year, the NIPPONKOA Group recorded cash and cash equivalents of 141.1 billion yen, which was a decrease of 27.3 billion yen compared to the previous fiscal year.

(Reference) Movement of indicators related to cash flows

					(%)

	As of March 31, 2006	As of March 31, 2007	As of March 31, 2008	As of March 31, 2009	As of March 31, 2010
Equity ratio	21.0	20.7	16.3	11.2	14.2
Equity ratio based on market value	22.9	21.7	17.4	13.8	14.5

(Notes)	1.	Equity ratio = equity / total assets * 100

	2.	Equity ratio based on market value = Market capitalization / Total assets * 100

	3.	“Ratio for cash flows versus liabilities with interest” and “Interest coverage ratio” are not described because primary business segment of the NIPPONKOA Group is insurance business.

(3)	Disposition of retained earnings

As a company engaging in the non-life insurance business, which is a business of a highly public nature, the Company believes it is important to ensure a stable base for its business from a long-term perspective.

With dispositions of retained earnings, we strive to enhance our internal reserves and further strengthen our ability to cover contingencies in preparation for earthquakes or other extraordinary disasters. Our basic policy is to continue to pay stable dividends to shareholders and to provide returns to shareholders through acquisitions of Company shares.

We propose to efficiently reinvest our internal reserves in order to further strengthen both our ability to cover contingencies and the base of our business.

Taking into account the Company’s business performance and staying in line with the policy stated above, the Company proposes to pay annual dividends of 8 yen per share of common stock, the recorded date for which shall be March 31, 2010.

(4)	Information on risks and uncertainties related to operation

Of the items contained in this material pertaining to operating and financial conditions, those that are considered to have an important influence on investor decision-making are listed below. The Company is aware of these risks and intends to make every reasonable effort to avoid exposure to them, and shall take appropriate steps to deal with any such events should they occur.

Matters relating to future developments in this statements are based on the Company’s best judgment as of May 20, 2010.

(a)	State of the Japanese economy

Most of the NIPPONKOA Group’s insurance business is based in Japan, and with regard to asset management, the majority of Group assets is invested in Japanese equities, bonds, and loans. As a result, the financial conditions and business performance of the NIPPONKOA Group will be strongly influenced by the state of the Japanese economy.

(b)	Intensified competition in the non-life insurance industry

Competition in the non-life insurance industry in Japan has intensified significantly due to the effects of wide ranging deregulation. These effects include the opening of the industry to new competitors and the establishment of new marketing channels through banks and other businesses. In addition, more intense competition is expected as the industry reorganizes and the domestic market matures. In this business environment, the financial conditions and business performance of the NIPPONKOA Group may be affected if it is unable to remain competitive or loses a significant portion of its market share, etc.

(c)	Downgrading of financial rating

Credit ratings play an important role as indicators of the financial stability of an insurance company. The Company is evaluated by credit rating agencies, however these agencies may place their ratings on the basis not only of our business performance, but also the economic environment and other factors. If the Company’s financial rating were downgraded, this could affect the Company’s marketing as well as a variety of its other business activities.

(d)	Risk accompanying changes in relevant laws, regulations, accounting systems, etc.

The NIPPONKOA Group conducts its insurance business under the conditions and limitations imposed by the Insurance Business Law, regulations imposed by the relevant authorities and others, appropriate accounting systems, and so on. As a result, should these laws, regulations or systems change in future, such changes could affect the NIPPONKOA Group’s business operation, business performance, and so on.

(e)	Natural disasters

The NIPPONKOA Group is exposed to a heavy potential loss related to claims for damages caused by natural disasters such as earthquakes, typhoons, floods, etc. The Company maintains a catastrophe reserve for such eventualities, and also purchases reinsurance coverage to help cover such losses, but depending on the scale of the natural disaster, the NIPPONKOA Group’s financial conditions and business performance could be seriously affected by such an event.

(f)	Risk of damages in excesses of normal predictions for insurance underwriting

The NIPPONKOA Group maintains an insurance contract reserve to cover future liabilities, but should events occur that were not foreseeable at the time, and generate damages that exceed normal predictions, the NIPPONKOA Group’s financial conditions and business performance could be affected.

(g)	Reinsurance risk

The NIPPONKOA Group works to diversify its underwriting risk by utilizing reinsurance; however, rapid changes in the insurance and reinsurance markets, sharp rises in reinsurance premiums, or other factors could make it impossible to obtain adequate reinsurance coverage. Moreover, the bankruptcy or other failure of one or more of our reinsurers could make it impossible to recover part or all of the amount being reinsured. Events such as these could affect the NIPPONKOA Group’s financial conditions and business performance.

(h)	Overseas operations

Overseas insurance markets include inherent insurance risks that do not exist in the Japanese market, so the business environment overseas differs from that in Japan. Moreover, the assets held by overseas offices are affected by the economic conditions of the country in which they are located. Further, in some countries and regions where business operations have been established, there may be country risks that could hinder business operations, such as political or social disorder resulting from terrorism or riots, sudden changes in relevant laws and regulations, or other risks.

It is possible that the NIPPONKOA Group’s overseas operations could suffer unforeseen damages as a result of such events, and these could affect the NIPPONKOA Group’s financial condition and business performance.

(i)	Life insurance and other businesses

The NIPPONKOA Group is investing substantially to establish subsidiaries for a life insurance business, mail-order non-life insurance, and other operations in Japan. The markets in which the Company is developing these businesses are extremely competitive, and includes competitors that have already established solid business foundations. There is a possibility that the NIPPONKOA Group will be unable to gain earnings as expected.

(j)	Risk of stock price volatility

The NIPPONKOA Group holds a large amount of marketable securities as assets. Stock markets are subject to considerable fluctuations, and in such cases changes in stock prices may have a major effect on the NIPPONKOA Group’s financial conditions and business performance.

(k)	Interest rate risk

Part of the assets of the NIPPONKOA Group consists of bonds and loans. When interest rates rise, there is a risk that the price of bonds may fall, and when interest rates fall, there is a risk of a decline in interest income. Moreover, with regard to savings-type insurance and life insurance products (products which guarantee the customer a fixed yield), the Company is exposed to a possible loss if the actual yield is less than the originally guaranteed yield. In this way, changes in interest rates may have an effect on the NIPPONKOA Group’s business performance.

(l)	Liquidity risk

If it should become difficult to manage cash flow due to the occurrence of a major disaster, or if there is a sudden increase in payouts as the result of a sharp rise in insurance contract cancellations, or if the Company is forced to sell assets or raise funds when the markets are disrupted or under other adverse conditions, the NIPPONKOA Group’s financial conditions and business performance may be affected.

(m)	Credit risk

The NIPPONKOA Group holds as assets equities, bonds, loans, etc. However, if the companies that have issued these securities and/or bonds, the parties responsible for repayment of those loans should go bankrupt, or other events occur, it is conceivable that the equities and bonds of such companies could fall in value, and that collection of principal and interest could prove impossible. Such losses could affect the NIPPONKOA Group’s financial conditions and business performance.

(n)	Risk associated with exchange rate fluctuations

The NIPPONKOA Group conducts business transactions in foreign currencies such as U.S. dollars and Euros. These transactions generate earnings and expenses, as well as assets and liabilities that are denominated in foreign currencies. These are all exposed to risks associated with exchange rate fluctuations that could affect the NIPPONKOA Group’s financial conditions and business performance.

(o)	Retirement benefit liabilities

Regarding retirement benefit liabilities and expenses, the NIPPONKOA Group makes estimates of future liabilities over the long term, based on forecast values and other basic rates. Consequently, changes in the business environment or conditions underlying the assumptions for those forecast values could affect future liabilities, and have a major impact on the financial conditions and business performance of the NIPPONKOA Group.

(p)	Legal risk

The NIPPONKOA Group, in the course of its business operations, is subject in Japan to general laws regulating corporate management, such as the company and anti-trust laws, as well as to financial laws and regulations such as the Insurance Business Law. Overseas, the Company is subject to the relevant laws and regulations of each country or region. The Company has implemented a compliance program and utilizes the services of in-house lawyers to ensure that it remains in compliance with all relevant laws. Nevertheless, in the event of a legal dispute arising from failure to comply with these laws and regulations, or from other causes, there is a possibility that lawsuits will be brought against the NIPPONKOA Group, and that depending on the extent of that lawsuit, the NIPPONKOA Group’s business operations and/or business performance may be affected.

(q)	Major disaster risk

There is a possibility that damage resulting from natural disasters, industrial disasters and other human-caused disasters may impair the execution of normal business operations of the NIPPONKOA Group. Depending on the extent of such damage, the NIPPONKOA Group’s financial conditions and business performance may be affected.

(r)	Leaks of customer-related data

The NIPPONKOA Group handles a great deal of customer-related data, including both personal and company-related information. The Group exercises great care by reinforcing the system for managing customer information; however, in the unlikely event that a significant leak of such data should occur, not only would our customers suffer serious inconvenience, there is also a danger that the Company’s social reputation and trust could be seriously damaged. Such an event could have a serious impact on the NIPPONKOA Group’s business operations and business performance.

(s)	Reputation risk

Negative publicity and rumors about the Company or the insurance industry spread by the press or appearing in Internet messages could possibly damage the reputation of the Company by affecting the understanding and perception of customers and investors, regardless of whether or not such reports are accurate. The Company endeavors to minimize effects through timely and appropriate response to negative publicity and rumors, but circulation of malicious rumors could adversely affect the Company’s business performance and financial conditions.

(t)	Risk related to synergies from business integration

On April 1, 2010, the Company and SOMPO JAPAN INSURANCE INC. established a joint holding company, NKSJ Holdings, Inc., in connection with their business integration.

The Company is implementing various policies in its business plans to achieve definite synergies from the integration. However, should the anticipated synergy effect not be fully realized, the Company’s financial conditions and business performance could be seriously affected.

(u)	Other risks

System breakdowns, clerical or operational errors, or employee fraud could become obstacles hindering business operations, and could cause customers to lose their trust and confidence in the Company, and there is a danger that this could produce financial losses. Moreover, if such events should result in the imposition of administrative sanctions by the relevant authorities, there is a possibility that the NIPPONKOA Group’s business operations or business performance could be affected.

On October 23, 2009, the Company received an administrative order from the FSA, requiring the Company to improve its business operations pursuant to the Insurance Business Law, due to undue delays in claim payments caused by inadequate claim handling processes.

2.	Overview of the NIPPONKOA Group

This information is not described because there were no significant changes in “Contents of operations (Chart of group system)” and “Conditions of related companies” from descriptions in recent financial report issued on June 26, 2009.

3.	Consolidated Financial Statements

(1)	Consolidated Balance Sheets

	(Millions of Yen)

	As of March 31, 2009			As of March 31, 2010
Assets
Cash and bank deposits	*4		113,074	*4		107,791
Call loans			16,043			50,478
Receivables under resale agreements			29,996			—
Receivables under securities borrowing transactions			32,127			25,382
Monetary receivables bought			41,300			6,129
Money in trust			74,843			76,668
Investments in securities	*2, *4, *5		2,134,547	*2, *4, *5		2,176,326
Loans	*3		242,215	*3		241,181
Tangible fixed assets	*1, *4		129,928	*1, *4		130,912
Land			68,165			67,914
Buildings			48,920			55,939
Leased assets			52			52
Construction in progress			5,394			225
Other tangible fixed assets			7,395			6,779
Intangible fixed assets			1,146			865
Software			39			90
Other intangible fixed assets			1,107			775
Other assets			167,746			170,981
Deferred tax assets			108,748			67,324
Reserve for doubtful accounts			(2,195)			(2,136)

Total assets			3,089,523			3,051,905

Liabilities
Underwriting fund			2,557,377			2,482,288
Outstanding claims			290,239			275,520
Underwriting reserves			2,267,137			2,206,768
Other liabilities		*4	155,289		*4	98,851
Reserve for retirement benefits			22,007			22,963
Reserve for bonuses			6,127			6,596
Reserve for bonuses to directors			11			57
Statutory reserves			3,060			6,205
Reserve for price fluctuations			3,060			6,205
Deferred tax liabilities			37			85
Negative goodwill			146			—

Total liabilities			2,744,056			2,617,048

Net assets
Shareholders’ equity
Common stock			91,249			91,249
Capital surplus			46,702			46,702
Retained earnings			169,993			119,733
Treasury stock			(58,122)			—

Total shareholders’ equity			249,822			257,684

Valuation and translation adjustments
Net unrealized gains on available-for-sale securities			97,349			179,805
Net deferred gains (losses) on hedge accounting			3,700			2,115
Foreign currency translation adjustment			(6,198)			(5,662)

Total valuation and translation adjustments			94,851			176,259

Subscription rights to shares			458			565
Minority interests			334			348

Total net assets			345,467			434,857

Total liabilities and net assets			3,089,523			3,051,905

(2)	Consolidated Statements of Income

(Millions of Yen)

	Fiscal year ended March 31, 2009		Fiscal year ended March 31, 2010
Operating income		949,106		903,102
Underwriting income		878,563		848,020
Net premiums written		663,888		645,021
Deposit premiums from policyholders		42,425		38,562
Investment income on deposit premiums		24,155		22,157
Life insurance premiums		63,568		66,337
Reversal of outstanding claims		1,400		14,968
Reversal of underwriting reserves		81,420		59,350
Other underwriting income		1,706		1,624
Investment income		68,760		54,139
Interest and dividends		58,479		53,169
Investment income from money in trust		924		3,201
Gain on sale of securities		33,209		16,227
Redemption profit from securities		267		206
Income for derivative financial instruments		—		3,470
Other investment income		35		21
Transfer of investment income on deposit premiums		(24,155)		(22,157)
Other operating income		1,781		941
Operating expenses		952,149		872,215
Underwriting expenses		749,680		716,279
Net losses paid		406,234		410,141
Loss adjustment expenses	*1	36,107	*1	36,355
Commissions and brokerage expenses	*1	116,647	*1	113,952
Maturity refunds to policyholders		176,779		142,510
Dividends to policyholders		8		250
Life insurance losses and other payments		11,816		12,327
Other underwriting expenses		2,085		741
Investment expenses		60,541		13,657
Investment loss from money in trust		4,495		100
Loss on sales of securities		8,819		6,790
Revaluation loss on securities		36,000		1,819
Redemption loss from securities		651		1,683
Expense for derivative financial instruments		6,298		—
Other investment expenses		4,276		3,264
Operating and administrative expenses	*1	140,827	*1	141,127
Other operating expenses		1,100		1,151
Interest paid		250		80
Provision for reserve for doubtful accounts		68		40
Write off of bad debts		6		2
Other ordinary expenses		775		1,028

Ordinary profit (loss)		(3,043)		30,886

			(Millions of Yen)

	Fiscal year ended March 31, 2009		Fiscal year ended March 31, 2010
Special gains		18,337		508
Gain on sale of fixed assets		335		508
Reversal of statutory reserves		18,002		—
Reversal of reserve for price fluctuations		18,002		—
Special losses		987		7,034
Loss on sale and disposal of fixed assets		498		487
Impairment losses	*2	489	*2	263
Provision for statutory reserves		—		3,145
Provision for reserve for price fluctuations		—		3,145
Other		—	*3	3,137

Income before income taxes and minority interests		14,307		24,360

Income taxes		8,429		11,343
Deferred tax adjustment		(4,118)		(1,019)

Total income taxes		4,311		10,324

Minority interests		24		18

Net income		9,971		14,018

(3)	Consolidated Statements of Changes in Net Assets

		(Millions of Yen)

	Fiscal year ended March 31, 2009	Fiscal year ended March 31, 2010
Shareholders’ equity
Common stock
Balance at the previous fiscal year-end	91,249	91,249

Balance at the current fiscal year-end	91,249	91,249

Capital surplus reserves
Balance at the previous fiscal year-end	46,702	46,702
Changes during this period
Retirement of treasury stock	—	(57,974)
Disposal of treasury stock	(126)	(177)
Reclassification of negative other capital surplus reserve	126	58,152

Total changes during this period	—	—

Balance at the current fiscal year-end	46,702	46,702

Retained earnings
Balance at the previous fiscal year-end	165,741	169,993
Changes during this period
Cash dividends	(5,716)	(6,019)
Net income	9,971	14,018
Reclassification of negative other capital surplus reserve	(126)	(58,152)
Effect of changes in accounting policies applied to foreign subsidiaries	124	—
Changes in the scope of consolidation	—	(107)

Total changes during this period	4,252	(50,260)

Balance at the current fiscal year-end	169,993	119,733

Treasury stock
Balance at the previous fiscal year-end	(51,592)	(58,122)
Changes during this period
Acquisition of treasury stock	(6,781)	(149)
Retirement of treasury stock	—	57,974
Disposal of treasury stock	251	297

Total changes during this period	(6,530)	58,122

Balance at the current fiscal year-end	(58,122)	—

Total shareholders’ equity
Balance at the previous fiscal year-end	252,099	249,822
Changes during this period
Cash dividends	(5,716)	(6,019)
Net income	9,971	14,018
Acquisition of treasury stock	(6,781)	(149)
Disposal of treasury stock	124	120
Effect of changes in accounting policies applied to foreign subsidiaries	124	—
Changes in the scope of consolidation	—	(107)

Total changes during this period	(2,277)	7,862

Balance at the current fiscal year-end	249,822	257,684

	(Millions of Yen)
	Fiscal year ended March 31, 2009	Fiscal year ended March 31, 2010
Valuation and translation adjustments
Net unrealized gain on available-for-sale securities
Balance at the previous fiscal year-end	289,992	97,349
Changes during this period
Net change of items other than shareholders’ equity	(192,642)	82,455

Total changes during this period	(192,642)	82,455

Balance at the current fiscal year-end	97,349	179,805

Net deferred gains (losses) on hedge accounting
Balance at the previous fiscal year-end	1,790	3,700
Changes during this period
Net change of items other than shareholders’ equity	1,909	(1,584)

Total changes during this period	1,909	(1,584)

Balance at the current fiscal year-end	3,700	2,115

Foreign currency translation adjustment
Balance at the previous fiscal year-end	(1,492)	(6,198)
Changes during this period
Net change of items other than shareholders’ equity	(4,705)	535

Total changes during this period	(4,705)	535

Balance at the current fiscal year-end	(6,198)	(5,662)

Total valuation and translation adjustments
Balance at the previous fiscal year-end	290,291	94,851
Changes during this period
Net change of items other than shareholders’ equity	(195,439)	81,407

Total changes during this period	(195,439)	81,407

Balance at the current fiscal year-end	94,851	176,259

Subscription rights to shares
Balance at the previous fiscal year-end	408	458
Changes during this period
Net change of items other than shareholders’ equity	50	106

Total changes during this period	50	106

Balance at the current fiscal year-end	458	565

Minority interests
Balance at the previous fiscal year-end	398	334
Changes during this period
Net change of items other than shareholders’ equity	(64)	14

Total changes during this period	(64)	14

Balance at the current fiscal year-end	334	348

Total net assets
Balance at the previous fiscal year-end	543,198	345,467
Changes during this period
Cash dividends	(5,716)	(6,019)
Net income	9,971	14,018
Acquisition of treasury stock	(6,781)	(149)
Disposal of treasury stock	124	120
Effect of changes in accounting policies applied to foreign subsidiaries	124	—
Changes in the scope of consolidation	—	(107)
Net change of items other than shareholders’ equity	(195,453)	81,527

Total changes during this period	(197,731)	89,389

Balance at the current fiscal year-end	345,467	434,857

(4)	Consolidated Statements of Cash Flows

(Millions of Yen)

	Fiscal year ended March 31, 2009	Fiscal year ended March 31, 2010
Cash flows from operating activities:
Income before income taxes and minority interests	14,307	24,360
Depreciation	7,007	7,258
Impairment losses	489	263
Amortization of goodwill	(293)	(146)
Increase (decrease) in reserve for outstanding claims	(1,393)	(14,904)
Increase (decrease) in underwriting reserves	(82,440)	(60,398)
Increase (decrease) in reserve for doubtful accounts	(90)	(64)
Increase (decrease) in reserve for retirement benefits	(21,577)	956
Increase (decrease) in reserve for bonuses	(82)	469
Increase (decrease) in reserve for bonuses to directors	2	45
Increase (decrease) in reserve for price fluctuations	(18,002)	3,145
Interest and dividends	(58,479)	(53,169)
Net loss (gain) on investments in securities	17,312	(8,936)
Interest charges	250	80
Net loss (gain) on foreign exchange	744	(12)
Net loss (gain) on sales of tangible fixed assets	164	(21)
Net loss (gain) on loans	37	—
Net loss (gain) on money in trust	5,500	(4,484)
Increase (decrease) in other assets (excludes investing and financing activities)	(1,505)	(3,731)
Increase (decrease) in other liabilities (excludes investing and financing activities)	36	(2,894)
Other, net	10,832	(7,053)

Sub-total	(127,178)	(119,237)

Interest and dividends received	59,564	54,131
Interest paid	(177)	(154)
Income taxes paid	(8,931)	(7,094)

Net cash provided by (used in) operating activities (a)	(76,723)	(72,354)

(Millions of Yen)

	Fiscal year ended March 31, 2009		Fiscal year ended March 31, 2010
Cash flows from investing activities:
Net decrease (increase) in short-term investments		(819)		1,725
Purchases of monetary receivables bought		(990)		—
Proceeds from sales or maturity of monetary receivables bought		8,401		4,099
Increase in money in trust		(13,400)		(17,000)
Decrease in money in trust		14,926		20,280
Purchases of investments in securities		(676,561)		(279,508)
Proceeds from sales or maturity of investments in securities		769,245		370,796
Loans made		(74,991)		(52,752)
Collection of loans		58,252		53,786
Increase (decrease) in cash received under securities lending transactions		42,308		(41,829)
Sub-total (b)		126,371		59,598
(a)+(b)		49,648		(12,755)
Acquisition of tangible fixed assets		(7,835)		(9,194)
Proceeds from sales of tangible fixed assets		778		819
Acquisition of shares in a subsidiary that accompany changes in the scope of consolidation		—		(20)
Other, net		(43)		(302)
Net cash provided by (used in) investing activities		119,271		50,900
Cash flows from financing activities:
Treasury stock acquired		(6,781)		(149)
Sales of treasury stock		124		120
Dividends paid		(5,716)		(6,019)
Dividends paid to minority interests		(12)		(8)
Other, net		(162)		(87)
Net cash provided by (used in) financing activities		(12,548)		(6,144)
Effect of exchange rate changes on cash and cash equivalents		(2,298)		213
Net increase (decrease) in cash and cash equivalents		27,700		(27,384)
Cash and cash equivalents at beginning of year		140,825		168,525

Cash and cash equivalents at end of year	*1	168,525	*1	141,141

(5)	Note related to the premise of a going concern

N/A

Basis of presenting for Consolidated Financial Statements

Fiscal year ended March 31, 2009
1.	Scope of Consolidation

(1)

Consolidated subsidiaries (6)

(Company Name)

NIPPONKOA Life Insurance Company Limited

SONPO 24 Insurance Company Limited

Nippon Insurance Company of Europe Limited

NIPPONKOA Insurance Company (Europe) Limited

NIPPONKOA Insurance Company (Asia) Limited

NIPPONKOA Management Services (Europe) Limited

Fiscal year ended March 31, 2010
1.	Scope of Consolidation

(1)

Consolidated subsidiaries (7)

(Company Name)

NIPPONKOA Life Insurance Company Limited

SONPO 24 Insurance Company Limited

Nippon Insurance Company of Europe Limited

NIPPONKOA Insurance Company (Europe) Limited

NIPPONKOA Insurance Company (China) Limited

NIPPONKOA Insurance Company (Asia) Limited

NIPPONKOA Management Services (Europe) Limited

NIPPONKOA Insurance Company (China) Limited is newly established and recognized as a consolidated subsidiary.

(2)	Major non-consolidated subsidiaries

(Major non-consolidated subsidiary) NIPPONKOA Claims Adjustment Company Limited (Basis of non-consolidation)

Where the exclusion of subsidiaries from the scope of consolidation, by reason of the immateriality of their total assets, sales, net income and retained earnings, does not affect the reasonable interpretation of the financial conditions and operating results of an enterprise group, then those subsidiaries may be excluded from the scope of consolidation.

(2)	Major non-consolidated subsidiaries

Same as the left

2.	Application of equity method

The equity method of accounting for investments in common shares of 17 non-consolidated subsidiaries and 4 affiliates has not been applied because the effect to consolidated net income and retained earnings are minor and those are also immaterial in the aggregate.

2.	Application of equity method

Same as the left

Fiscal year ended March 31, 2009
3.	Term-ends of consolidated foreign subsidiaries

Consolidated foreign subsidiaries are included on the basis of fiscal years ending on December 31, since the difference in the fiscal year ends does not exceed three months. As for major transactions occurring between the fiscal year ends of the consolidated foreign subsidiaries and the Company, necessary adjustments are made upon consolidation.

Fiscal year ended March 31, 2010

3.	Term-ends of consolidated foreign subsidiaries

Same as the left

4.	Summary of significant accounting policies

4.	Summary of significant accounting policies

(1)	Accounting standards and methods for valuation of investments in securities held by the Company and its domestic consolidated subsidiaries are as follows:

(1)	Accounting standards and methods for valuation of investments in securities held by the Company and its domestic consolidated subsidiaries are as follows:

(a)	Held-to-maturity bonds are carried at amortized cost.

(b)

Underwriting reserves bonds are carried at amortized cost determined by the moving-average method in accordance with “Temporary Treatment of Accounting and Auditing Concerning Underwriting Reserves Bonds in the Insurance Industry” (Japanese Institute of Certified Public Accountants Industry Audit Practice Committee Report No.21).

The outline of risk management policy in relation to underwriting reserves bonds is as follows.

NIPPONKOA Life Insurance Company Limited sets up “policy reserve for single-premium whole-life” as a sub-category, and follows the management policy to match the duration of the policy reserve in the sub-category with the duration of underwriting reserves bonds corresponding to this sub-category within a certain range, to better manage the changes in the interest rate risk associated with the assets and liabilities.

(a)	Held-to-maturity bonds are carried at amortized cost.

(b)

Underwriting reserves bonds are carried at amortized cost determined by the moving average method in accordance with “Temporary Treatment of Accounting and Auditing Concerning Underwriting Reserves Bonds in the Insurance Industry” (Japanese Institute of Certified Public Accountants Industry Audit Practice Committee Report No.21).

The outline of risk management policy in relation to underwriting reserves bonds is as follows.

NIPPONKOA Life Insurance Company Limited sets up “policy reserve for single-premium whole-life” as a sub-category, and follows the management policy to match the duration of the policy reserve in the sub-category with the duration of underwriting reserves bonds corresponding to this sub-category within a certain range, to better manage the changes in the interest rate risk associated with the assets and liabilities.

(c)	Stocks of subsidiaries and affiliates are carried at cost determined by the moving-average method.

(c)	Stocks of subsidiaries and affiliates are carried at cost determined by the moving-average method.

Fiscal year ended March 31, 2009
(d)

Marketable securities classified as available-for-sale are recorded according to their mark-to-market values based on the prices prevailing in the market on the balance sheet date. The unrealized gains/losses, net of tax, on the available-for-sale securities are recognized as a component of net assets. Cost for sale is calculated by the moving-average method.

Fiscal year ended March 31, 2010
(d)

Marketable securities classified as available-for-sale are recorded according to their mark-to-market values based on the prices prevailing in the market on the balance sheet date. The unrealized gains/losses, net of tax, on the available-for-sale securities are recognized as a component of net assets. Cost for sale is calculated by the moving-average method.

(e)	Non-marketable securities classified as available-for-sale are recorded at cost determined by the moving-average method or the amortized cost method.

(e)	Non-marketable securities classified as available-for-sale which are exceedingly difficult to recognize those fair values are recorded at cost determined by the moving-average method.

(Changes in Accounting Procedures)

Effective from current consolidated fiscal year, the NIPPONKOA Group has adapted “Accounting Standard for Financial Instruments” latest amended on March 10, 2008. As a result of this adaptation, an extent of securities evaluated with fair value is reclassified. There is no significant influence to financial result of the NIPPONKOA Group by this reclassification.

(2)	Valuations of securities included in money in trust are as follows:

(2)	Valuations of securities included in money in trust are as follows:

(a)	Securities included in individually managed money in trust are valued by the market value method.

(a)	Same as the left

(b)	Securities included in individually managed money in trust not as trading securities or held-to-maturity securities are valued by the same method as available-for-sale securities.

(b)	Same as the left

(3)	Accounting standards and methods in valuation of derivative transactions

(3)	Accounting standards and methods in valuation of derivative transactions

Derivative transactions outstanding are accounted for by the market value method.

Same as the left

Fiscal year ended March 31, 2009
(4)	The method of depreciation of tangible fixed assets (excluding leased assets)

Depreciation of tangible fixed assets (excluding leased assets) held by the Company and its domestic consolidated subsidiaries are charged under application of the declining-balance method. However, the straight-line method is applied to buildings (excluding connected installations) acquired on or after April 1, 1998.

Fiscal year ended March 31, 2010
(4)	The method of depreciation of tangible fixed assets (excluding leased assets)

Same as the left

(5)	Standards for providing major reserves

	(a)	Reserve for doubtful accounts

Reserve for doubtful accounts of the Company and its domestic consolidated subsidiaries is provided under the application of the standards for asset self-assessment and the standards for write-offs and provisions as follows:

For loans to borrowers that are bankrupt, under special liquidation procedures, barred from bill clearing transactions, or that are otherwise in a state of legal or virtual bankruptcy, a reserve is provided in the amount equivalent to such loans net of the expected realizable collateral value and the estimated recoverable guarantee value.

For loans to borrowers that are found to be facing a material risk of going into bankruptcy in the future, a reserve is provided in the amount equivalent to such loans net of the expected realizable collateral value and the estimated recoverable guarantee value, with further adjustments made as deemed necessary under consideration of such borrowers’ overall repayment capabilities.

For all other loans, a reserve is provided based on the actual default ratios derived from the defaults observed during certain past periods.

Furthermore, the divisions in charge of respective portfolios of assets evaluate the entire loan portfolio according to the standards for asset self-assessment, and the internal independent inspection department audits the results of the divisional assessments. The provisions made as described above are based on those audit findings.

(5)	Standards for providing major reserves

	(a)	Reserve for doubtful accounts

Same as the left

Fiscal year ended March 31, 2009
(b)	Reserve for investment loss

Reserve for investment loss of the Company and its domestic consolidated subsidiaries is provided for the probable investment losses mainly concerning securities transactions based on the standards for asset self-assessment and the standards for write-offs and provisions.

Fiscal year ended March 31, 2010

(c)	Reserve for retirement benefits

Reserve for retirement benefits of the Company and its domestic consolidated subsidiaries is provided on the basis of estimated amounts of retirement benefits obligation and plan assets at the balance sheet date. Prior service cost is amortized by the straight-line method for a certain period (10 years) which shall not exceed the average remaining period of employees’ service. Any actuarial difference incurred in each year is amortized from the following year by the straight-line method for a certain period (10 years) which shall not exceed the average remaining period of employees’ service.

(b)	Reserve for retirement benefits

Reserve for retirement benefits of the Company and its domestic consolidated subsidiaries is provided on the basis of estimated amounts of retirement benefits obligation and plan assets at the balance sheet date. Prior service cost is amortized by the straight-line method for a certain period (10 years) which shall not exceed the average remaining period of employees’ service. Any actuarial difference incurred in each year is amortized from the following year by the straight-line method for a certain period (10 years) which shall not exceed the average remaining period of employees’ service.

(Changes in Accounting Procedures )

Effective from current consolidated fiscal year, the NIPPONKOA Group has adapted “Partial Amendments to Accounting Standard for Retirement Benefits (Part3)” - ASBJ Statement No.19. There is no influence to financial result of the NIPPONKOA Group by this reclassification because the NIPPONKOA Group continually uses same discount rate as prior method.

(d)	Reserve for bonuses

Reserve for bonuses of the Company and its domestic consolidated subsidiaries is provided on the basis of the estimated amount for payment at the end of the term.

(c)	Reserve for bonuses

Same as the left

Fiscal year ended March 31, 2009
(e)	Reserve for directors’ bonuses

Reserve for directors’ bonuses of the Company and its domestic consolidated subsidiaries is provided on the basis of the estimated amount for payment at the end of the term.

Fiscal year ended March 31, 2010
(d)	Reserve for directors’ bonuses.

Same as the left

(f)	Reserve for price fluctuations

Reserve for price fluctuations of the Company and its domestic consolidated subsidiaries is provided in accordance with Article 115 of the Insurance Business Law for loss from price fluctuations of stocks and other securities.

(e)	Reserve for price fluctuations

Same as the left

(6)	The accounting procedure for consumption tax

The accounting procedures applied are exclusive of consumption tax. However, loss adjustment expenses and operating and administrative expenses are treated inclusive of taxes. Consumption taxes on assets not qualified for deduction are recorded in “Other assets” and amortized in equal amounts over 5 years.

(6)	The accounting procedure for consumption tax

Same as the left

(7)	Accounting standards for important finance leases

The Company’s finance leases, other than those that are deemed to transfer the ownership of the leased assets to the lessees, those for which lease transactions took effect during a consolidated fiscal year that began prior to April 1, 2008, are accounted for by a method similar to the procedures used for ordinary operating leases.

(Changes in Accounting Procedures)

Although the Company’s finance leases other than those that are deemed to transfer the ownership of the leased assets to the lessees had been accounted for by a method similar to the procedures used for ordinary operating leases, “Accounting Standard for Lease Transactions (ASBJ Statement on Accounting Standard No. 13),” and “the Guidance on the Accounting Standards for Lease Transactions (ASBJ Implementation Guidance on Accounting Standard No. 16)” became applicable regarding the financial statements for consolidated fiscal years beginning on or after April 1, 2008. The Company has adopted the Accounting Standard and the Guidance for the current fiscal year, thereby applying the same accounting treatment for lease transactions as that for regular purchase/sale transactions. The effect of this change on ordinary loss and income before income taxes and minority interests is immaterial.

(7)	Accounting standards for important finance leases

The Company’s finance leases, other than those that are deemed to transfer the ownership of the leased assets to the lessees, those for which lease transactions took effect during a consolidated fiscal year that began prior to April 1, 2008, are accounted for by a method similar to the procedures used for ordinary operating leases.

Fiscal year ended March 31, 2009
(8)	Accounting standards for important hedging transactions

The deferral hedge accounting method is applied to hedging transactions for interest rate swaps to hedge cash flow fluctuation risk of bonds and loans with variable interest rates and interest fluctuation risk related to long term insurance contracts based on “The accounting and auditing treatment on the application of the financial products accounting standard to the insurance industry” (Japanese Institute of Certified Public Accountants Industry Audit Practice Committee Report No.26, hereafter Industry Audit Practice Committee Report No.26). Where certain transactions fulfill the required conditions for the application of the exceptional treatment for interest rate swaps, this treatment is applied to such transactions.

The fair value hedge accounting method is applied to foreign exchange forward contracts and currency option transactions in order to reduce the risk of foreign exchange rate fluctuation on foreign currency denominated assets. Where certain transactions fulfill the required conditions for the application of assignment accounting, this accounting is applied to such transactions.

Hedge effectiveness is judged by comparing the accumulated fluctuation of the market value or cash flows between each hedged item and the related hedging instrument for the period from the commencement of the hedge to the date of judgment. However, if the material conditions of the hedging instrument and the hedged item are the same and there is high effectiveness for each hedge transaction, the judgment for the effectiveness is omitted.

As for hedge effectiveness based on Industry Audit Practice Committee Report No.26, this is judged by monitoring the circumstance of the interest which effects the calculation of theoretical prices of both insurance liabilities as hedged item and interest rate swap as hedging instrument grouped by the remaining period.

Fiscal year ended March 31, 2010
(8)	Accounting standards for important hedging transactions

Same as the left

Fiscal year ended March 31, 2009
(9)

Accounting principles and practices for consolidated foreign subsidiaries

Accounting principles and practices for consolidated foreign subsidiaries conform to International Financial Reporting Standards.

(Changes in Accounting Procedures )

Effective from the current consolidated fiscal year, the Company has adopted Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements (ASBJ PITF No. 18). As a result, the Company made the necessary revisions in the settlement of accounts for the consolidated financial statements. The effect of this change on ordinary loss and income before income taxes and minority interests is immaterial.

Fiscal year ended March 31, 2010
(9)

Accounting principles and practices for consolidated foreign subsidiaries

Accounting principles and practices for consolidated foreign subsidiaries conform to International Financial Reporting Standards.

5.	Valuation of assets and liabilities of consolidated subsidiaries All of the consolidated subsidiaries’ assets and liabilities were valued at fair value as of the respective acquisition dates.

5.	Valuation of assets and liabilities of consolidated subsidiaries Same as the left

6.

Amortization of Goodwill

The difference between cost and fair value of net assets acquired for SONPO 24 Insurance Company Limited is amortized over 5 years by the straight line method and the difference for other subsidiaries is charged or credited to the statements of income in the year of acquisition.

6.	Amortization of Goodwill Same as the left

7.

Cash and cash equivalents in statements of cash flows

Cash equivalents in the consolidated statements of cash flows are short-term, highly liquid investments with an original maturity of three months or less, and subject to insignificant risk of changes in value.

7.	Cash and cash equivalents in statements of cash flows Same as the left

Changes in Presentation

Fiscal year ended March 31, 2009
(Changes Related to Consolidated Balance Sheet)

Effective from the current consolidated fiscal year, the format of the Consolidated Balance Sheet has been changed according to the revised Enforcement Regulation of Insurance Business Law. The major contents of the revision are as follows:

(1)

Disclosures relating to “Tangible fixed assets” are broken down into “Land”, “Buildings”, “Construction in progress” and “Other tangible fixed assets.” The details of Tangible fixed assets as of the end of the previous consolidated fiscal year were Land of 68,544 million yen, Buildings of 50,228 million yen, Construction in progress of 2,788 million yen and Other tangible fixed assets of 8,816 million yen.

(2)

Disclosure relating to “Intangible fixed assets” is broken down into “Software” and “Other intangible fixed assets.” The details of Intangible fixed assets as of the end of the previous consolidated fiscal year were Software of 56 million yen and other intangible fixed assets of 1,213 million yen.

Fiscal year ended March 31, 2010

N/A

(Notes to Consolidated Balance Sheets)

As of March 31, 2009
*1.	Accumulated depreciation of tangible fixed assets was 139,037 million yen, and advanced depreciation of tangible fixed assets was 19,039 million yen.

*2.	Shareholding amount for non-consolidated subsidiaries and affiliates is 2,320 million yen.

*3.

(1)	The Company’s loan portfolio contained “loans to bankrupt borrowers” in the amount of 11 million yen and “delinquent/overdue loans” in the amount of 1,695 million yen.

“Loans to bankrupt borrowers” comprise loans in a status compliant with the criteria set forth in the pertaining items of Article 96, Clause 1 of the Enforcement Ordinance of Corporation Tax Law for which the accrual of interest income for accounting purposes has been discontinued (excluding written-off delinquent loans, hereafter called “non-accrual loans”), given that the collection or settlement of principal and/or interest cannot be expected for reasons like principal and/or interest payments remaining past due for a specific term.

“Delinquent/overdue loans” are non-accrual loans other than “loans to bankrupt borrowers” and loans subject to interest payment forbearance for the purpose of facilitating the restructuring of, or for supporting, the borrowers.

(2)	There was no amount of “delinquent/overdue loans for three months or more” in the Company’s loan portfolio.

“Delinquent/overdue loans for three months or more” consist of loans for which the principal and/or interest is past due three months or more counting from the first day after the contractual due date, but exclude “loans to bankrupt borrowers” and “delinquent/overdue loans.”

As of March 31, 2010
*1.	Accumulated depreciation of tangible fixed assets was 142,565 million yen, and advanced depreciation of tangible fixed assets was 19,007 million yen.

*2.	Shareholding amount for non-consolidated subsidiaries and affiliates is 2,385 million yen.

*3.

(1)	The Company’s loan portfolio contained “loans to bankrupt borrowers” in the amount of 41 million yen and “delinquent/overdue loans” in the amount of 1,191 million yen.

“Loans to bankrupt borrowers” comprise loans in a status compliant with the criteria set forth in the pertaining items of Article 96, Clause 1 of the Enforcement Ordinance of Corporation Tax Law for which the accrual of interest income for accounting purposes has been discontinued (excluding written-off delinquent loans, hereafter called “non-accrual loans”), given that the collection or settlement of principal and/or interest cannot be expected for reasons like principal and/or interest payments remaining past due for a specific term.

“Delinquent/overdue loans” are non-accrual loans other than “loans to bankrupt borrowers” and loans subject to interest payment forbearance for the purpose of facilitating the restructuring of, or for supporting, the borrowers.

(2)	There was no amount of “delinquent/overdue loans for three months or more” in the Company’s loan portfolio.

“Delinquent/overdue loans for three months or more” consist of loans for which the principal and/or interest is past due three months or more counting from the first day after the contractual due date, but exclude “loans to bankrupt borrowers” and “delinquent/overdue loans.”

As of March 31, 2009
(3)

The amount of “restructured loans” in the Company’s loan portfolio was 191 million yen.

“Restructured loans” comprise loans for which the lending conditions have been relaxed to facilitate the restructuring or support of the borrowers, such as reduction or exemption of interest rate, forbearance of interest payments and/or principal repayment, waiver of claims and other measures to the favor of the borrowers, but exclude “loans to bankrupt borrowers”, “delinquent/overdue loans” and “delinquent/overdue loans for three months or more.”

As of March 31, 2010
(3)

The amount of “restructured loans” in the Company’s loan portfolio was 566 million yen.

“Restructured loans” comprise loans for which the lending conditions have been relaxed to facilitate the restructuring or support of the borrowers, such as reduction or exemption of interest rate, forbearance of interest payments and/or principal repayment, waiver of claims and other measures to the favor of the borrowers, but exclude “loans to bankrupt borrowers”, “delinquent/overdue loans” and “delinquent/overdue loans for three months or more.”

(4)	The aggregate of “loans to bankrupt borrowers”, “delinquent/overdue loans”, “delinquent/overdue loans for three months or more” and “restructured loans” totaled 1,897 million yen.

(4)	The aggregate of “loans to bankrupt borrowers”, “delinquent/overdue loans”, “delinquent/overdue loans for three months or more” and “restructured loans” totaled 1,799 million yen.

*4.

Assets pledged as collateral amounts to 294 million yen in cash and bank deposits, 7,876 million yen in securities and 4,762 million yen in tangible fixed assets. The Company had obligations from loans secured by collateral in the amount of 1,740 million yen included in “Other liabilities.”

*4.

Assets pledged as collateral amounts to 329 million yen in cash and bank deposits, 6,434 million yen in securities and 4,288 million yen in tangible fixed assets. The Company had obligations from loans secured by collateral in the amount of 1,561 million yen included in “Other liabilities.”

*5.	The amount of 76,330 million yen of securities extended based on securities lending agreements has been included in investment in securities.

*5.	The amount of 28,966 million yen of securities extended based on securities lending agreements has been included in investment in securities.

6.

Of the securities received by the Company through loan transactions of bonds with collateral money and similar loan transactions (Repurchase transaction), those for which the Company and its domestic consolidated subsidiaries hold a right to dispose of them by sale or use as collateral at their discretion amounts to 33,795 million yen, which the Company entirely own.

6.

Of the securities received by the Company through loan transactions of bonds with collateral money and similar loan transactions (Repurchase transaction), those for which the Company and its domestic consolidated subsidiaries hold a right to dispose of them by sale or use as collateral at their discretion amounts to 27,709 million yen, which the Company entirely own.

(Notes to Consolidated Statements of Income)

Fiscal year ended March 31, 2009
*1.	Details of business expenses are as follows:

Fiscal year ended March 31, 2010
*1.	Details of business expenses are as follows:

(Millions of Yen)
Commissions and brokerage expenses	118,874
Salary	68,936

(Millions of Yen)
Commissions and brokerage expenses	115,735
Salary	69,556

Business expenses are the sum of Loss adjustment expenses, Operating and administrative expense and Commissions and brokerage expenses in Consolidated Statements of Income.

Business expenses are the sum of Loss adjustment expenses, Operating and administrative expense and Commissions and brokerage expenses in Consolidated Statements of Income.

*2.	The details of the impairment of fixed assets in this fiscal year are as follows:

The fixed assets of the Company and its domestic consolidated subsidiaries used in the insurance business operations, etc. are grouped together as a single fixed asset group, and investment properties and idle properties are grouped by individual properties.

The book values of the following properties, the profitability of which has decreased significantly due to falling land prices and other reasons were impaired to the recoverable amount. The amount of the resulting decrease has been accumulated within special loss from impairment losses on fixed assets amounting to 489 million yen.

*2.	The details of the impairment of fixed assets in this fiscal year are as follows:

The fixed assets of the Company and its domestic consolidated subsidiaries used in the insurance business operations, etc. are grouped together as a single fixed asset group, and investment properties and idle properties are grouped by individual properties.

The book values of the following properties, the profitability of which has decreased significantly due to falling land prices and other reasons were impaired to the recoverable amount. The amount of the resulting decrease has been accumulated within special loss from impairment losses on fixed assets amounting to 263 million yen.

		(Millions of Yen)
			Impairment losses
Use	Category	District	Land	Property	Others	Total
Investment properties	Land and Buildings	4 properties, including property in Tokyo	1	121	95	218
Idle properties	Land and Buildings	13 properties, including property in Fukui	210	60	—	270

Total			211	181	95	489

		(Millions of Yen)
			Impairment losses
Use	Category	District	Land	Property	Total
Investment properties	Land and Buildings	3 properties, including property in Shimane	29	125	155
Idle properties	Land and Buildings	11 properties, including property in Okayama	25	82	108

Total			55	207	263

The recoverable amount is measured as the net sales value. The net sales value is measured by real estate appraisers.

The recoverable amount is measured as the net sales value. The net sales value is measured by real estate appraisers.

*3.	Other special losses is mainly caused by expenses related to business integration amounting to 3,134 million yen.

(Notes to Consolidated Statements of Changes in Net Assets)

Fiscal year ended March 31, 2009

1.	Items related to the type and total number of outstanding shares, and the type and number of treasury stock

	(Thousands of shares)
	Previous fiscal year-end	Increase during the current period	Decrease during the current period	Current fiscal year-end
Outstanding shares
Common stock	816,743	—	—	816,743
Total	816,743	—	—	816,743
Treasury stock
Common stock	54,517	10,092	271	64,339
Total	54,517	10,092	271	64,339

(Notes)	1.	An increase of 10,092 thousand shares in the number of treasury stock of common stock is due to the acquisition of 10,000 thousand shares based on the resolution by the Board of Directors on September 19, 2008 and the increase of 92 thousand shares resulting from purchase of fractional shares.
	2.	A decrease of 271 thousand shares in the number of treasury stock of common stock is due to the decrease of 250 thousand shares resulting from the exercise of subscription rights to shares and the decrease of 21 thousand shares resulting from sale of fractional shares.

2.	Items related to subscription rights to shares

	(Millions of Yen)
Category	Detail of subscription rights to shares	Outstanding balance at the current fiscal year-end
The Company	Subscription rights to shares as stock options	458
Total		458

3.	Items related to dividends

(1)	Paid amount of dividends

Resolution	Type of shares	Aggregate amount of dividends	Dividend per share	Recorded date	Effective date

Regular shareholders’ meeting held on June 26, 2008	Common stock	5,716 million yen	7.50 yen	March 31, 2008	June 27, 2008

(2)	Cash dividends which will become effective in the following fiscal period out of those whose recorded date belongs to the current fiscal period

Resolution	Type of shares	Aggregate amount of dividends	Source of dividends	Dividend per share	Recorded date	Effective date
Regular shareholders’ meeting held on June 25, 2009	Common stock	6,019 million yen	Retained earnings	8.00 yen	March 31, 2009	June 26, 2009

Fiscal year ended March 31, 2010

1.	Items related to the type and total number of outstanding shares, and the type and number of treasury stock

	(Thousands of shares)
	Previous fiscal year-end	Increase during the current period	Decrease during the current period	Current fiscal year-end
Outstanding shares
Common stock	816,743	—	64,289	752,453
Total	816,743	—	64,289	752,453
Treasury stock
Common stock	64,339	280	64,619	—
Total	64,339	280	64,619	—

(Notes)	1.	A decrease of 64,289 thousand shares in the number of outstanding shares of common stock is due to retirement of treasury stock.
	2.	An increase of 280 thousand shares in the number of treasury stock of common stock is due to purchase of fractional shares.
	3.	A decrease of 64,619 thousand shares in the number of treasury stock of common stock is due to the decrease of 64,289 thousand shares resulting from retirement of treasury stock, the decrease of 314 thousand shares resulting from the exercise of subscription rights to shares and the decrease of 15 thousand shares resulting from sale of fractional shares.

2.	Items related to subscription rights to shares

	(Millions of Yen)
Category	Detail of subscription rights to shares	Outstanding balance at the current fiscal year-end
The Company	Subscription rights to shares as stock options	565
Total		565

3.	Items related to dividends

(1)	Paid amount of dividends

Resolution	Type of shares	Aggregate amount of dividends	Dividend per share	Recorded date	Effective date
Regular shareholders’ meeting held on June 25, 2009	Common stock	6,019 million yen	8.00 yen	March 31, 2009	June 26, 2009

(2)	Cash dividends which will become effective in the following fiscal period out of those whose recorded date belongs to the current fiscal period

Matters concerning dividends attributable to common shares are proposed as an agenda of the regular shareholders’ meeting to be held on June 28, 2010 as follows:

Resolution plan	Type of shares	Aggregate amount of dividends	Source of dividends	Dividend per share	Recorded date	Effective date
Regular shareholders’ meeting to be held on June 28, 2010	Common stock	6,019 million yen	Retained earnings	8.00 yen	March 31, 2010	June 29, 2010

(Notes to Consolidated Statements of Cash Flows)

Fiscal year ended March 31, 2009
*1. Cash and cash equivalents as of March 31, 2009 consists of the following:
(Millions of Yen)
Items on the consolidated balance sheets:
Cash and bank deposits	113,074
Call loans	16,043
Receivables under resale agreement	29,996
Monetary receivables bought	41,300
Investments in securities	2,134,547
Less:
Bank deposits with original maturity longer than 3 months	(23,585)
Monetary receivables bought other than cash equivalents	(10,303)
Securities other than cash equivalents	(2,132,547)

Cash and cash equivalents	168,525

Fiscal year ended March 31, 2010
*1. Cash and cash equivalents as of March 31, 2010 consists of the following:
(Millions of Yen)
Items on the consolidated balance sheets:
Cash and bank deposits	107,791
Call loans	50,478
Monetary receivables bought	6,129
Investments in securities	2,176,326
Less:
Bank deposits with original maturity longer than 3 months	(22,128)
Monetary receivables bought other than cash equivalents	(6,129)
Securities other than cash equivalents	(2,171,326)

Cash and cash equivalents	141,141

2.	Detail of significant non cash transactions	2.	Detail of significant non cash transactions
	N/A		Same as the left
3.	Cash flows from investment activities include cash flow from investment activities related to insurance operation.	3.	Same as the left

(Segment Information)

[Information by types of business segment]

Fiscal year ended March 31, 2009

	(Millions of Yen)

	Non-Life insurance	Life insurance	Total	Elimination		Consolidated
i. Operating income and expenses
Operating income
(1) Transactions with external customers (2) Intercompany transactions	919,331 908	75,037 23	994,369 931	(45,262 (931	) )	949,106 —

Total	920,239	75,061	995,300	(46,194)		949,106

Operating expenses	922,466	75,877	998,343	(46,194)		952,149
Ordinary profit (loss)	(2,226)	(816)	(3,043)	—		(3,043)
ii. Assets, depreciation, impairment losses and capital investment
Assets	2,660,605	429,022	3,089,627	(103)		3,089,523
Depreciation	6,917	89	7,007	—		7,007
Impairment losses	489	—	489	—		489
Capital investment	8,637	111	8,749	—		8,749

(Notes)	1.	The segments are classified by the actual business operations of the NIPPONKOA Group.
	2.

Major business of each segment is as follows:

(1) Non-life insurance: Non-life insurance operation and related investment activities.

(2) Life insurance: Life insurance operation and related investment activities.

	3.	Amounts in elimination in transactions with external customers mainly include transfer of underwriting reserves in life insurance operation.

Fiscal year ended March 31, 2010

	(Millions of Yen)

	Non-Life insurance	Life insurance	Total	Elimination		Consolidated
i. Operating income and expenses
Operating income
(1) Transactions with external customers (2) Intercompany transactions	870,834 887	76,385 23	947,219 910	(44,117 (910	) )	903,102 —

Total	871,722	76,408	948,130	(45,028)		903,102

Operating expenses	841,828	75,415	917,244	(45,028)		872,215
Ordinary profit	29,893	992	30,886	—		30,886
ii. Assets, depreciation, impairment losses and capital investment
Assets	2,583,022	468,988	3,052,010	(105)		3,051,905
Depreciation	7,162	95	7,258	—		7,258
Impairment losses	263	—	263	—		263
Capital investment	9,213	366	9,580	—		9,580

(Notes)	1.	The segments are classified by the actual business operations of the NIPPONKOA Group.
	2.

Major business of each segment is as follows:

(1) Non-life insurance: Non-life insurance operation and related investment activities.

(2) Life insurance: Life insurance operation and related investment activities.

	3.	Amounts in elimination in transactions with external customers mainly include transfer of underwriting reserves in life insurance operation.

[Information related to geographical segments]

Fiscal year ended March 31, 2009:

Information related to geographical segments is not described because domestic operating income and assets constitute more than 90% of the aggregate amount of operating income and assets of all segments.

Fiscal year ended March 31, 2010:

Same as the above

[Overseas sales]

Fiscal year ended March 31, 2009:

Information related to overseas sales is not described because overseas operating income constitutes less than 10% of consolidated operating income.

Fiscal year ended March 31, 2010:

Same as the above

(Lease)

Information related to lease is not described because of immateriality.

(Transaction with related parties)

Information for transaction with related party is not described because of immateriality.

(Income taxes)

Fiscal year ended March 31, 2009
1. The components of the net deferred tax assets and liabilities as of March 31, 2009 are as follows:
(Millions of Yen)
Deferred tax assets:
Underwriting reserves	102,256
Revaluation loss on securities	19,347
Outstanding claims	17,130
Software	11,542
Tax loss carry forward	8,012
Other	30,729

Sub-total	189,019
Valuation allowance	(22,691)

Total	166,328
Deferred tax liabilities:
Net unrealized gain on available-for-sale securities	(52,109)
Other	(5,507)

Total	(57,616)

Deferred tax assets (liabilities), net	108,711

2. The breakdown of the reconciliation between statutory tax rate in Japan and effective tax rate after application of tax effect for the year ended March 31, 2009 were as follows:
(%)
Statutory tax rate in Japan	36.10
Adjustments:
Non-taxable revenue including dividends received	(19.02)
Loss of subsidiary company which does not have a tax effect	7.00
Non-deductible expenses for tax purposes such as entertainment allowance	2.79
Valuation allowance	2.32
Others	0.94

Effective tax rate after application of tax effect	30.13

Fiscal year ended March 31, 2010
1. The components of the net deferred tax assets and liabilities as of March 31, 2010 are as follows:
(Millions of Yen)
Deferred tax assets:
Underwriting reserves	105,920
Outstanding claims	19,355
Revaluation loss on securities	17,179
Software	11,446
Reserve for retirement benefits	7,793
Other	30,221

Sub-total	191,917
Valuation allowance	(24,591)

Total	167,325
Deferred tax liabilities:
Net unrealized gain on available-for-sale securities	(95,495)
Other	(4,591)

Total	(100,086)

Deferred tax assets (liabilities), net	67,239

2. The breakdown of the reconciliation between statutory tax rate in Japan and effective tax rate after application of tax effect for the year ended March 31, 2010 were as follows:
(%)
Statutory tax rate in Japan	36.11
Adjustments:
Valuation allowance	12.90
Non-taxable revenue including dividends received	(9.69)
Non-deductible expenses for tax purposes Such as entertainment allowance	1.62
Others	1.44

Effective tax rate after application of tax effect	42.38

(Financial instruments)

Fiscal year ended March 31, 2010

1.	Information on conditions of financial instruments

(1)	Policies in utilizing financial instruments

The NIPPONKOA Group mainly sells non-life insurance and life insurance business. In its non-life insurance business, liquidity is ensured by holding certain amounts of short-term fund and marketable financial instruments to prepare for payments related to insurance business. The NIPPONKOA Group promotes efficiency of asset management and improvements of profits as a basic principal. Derivative transactions are mainly utilized to reduce market risks involved in fluctuations of interest rate, foreign exchange rate and prices arising from asset management and market risk of long-term insurance liabilities caused by fluctuation of market interest rate. In addition, derivative transactions are utilized, to a certain extent, for the purpose of making profit.

In its life insurance business, the NIPPONKOA Group promotes stable profit earning as a basic principal, with a recognition of characteristics of insurance contracts as liability.

(2)	Contents and risks of financial instruments

Financial instruments which the NIPPONKOA Group holds are mainly equity securities and debt securities that contain market risks, credit risks, and liquidity risks that the NIPPONKOA Group could unavoidably be forced to finance or dispose of assets under the unfavorable conditions due to the factors such as chaos of market or shortage of cash flows by occurrence of a large disaster or a significant increase of cancelation policies.

Long-term loans to firms dealing with the Company involve credit risks caused by failure of contracts.

The Company enters into forward foreign exchange contracts, currency option contracts, currency swaps, interest rate swaps, bond futures, bond option, stock index futures, independent stock options, credit derivatives, weather derivatives and earthquake derivatives. These also involve market risks and credit risks. The domestic consolidated subsidiaries of the Company do not enter into derivative contracts. On the other hand, the consolidated foreign subsidiaries enter into forward foreign exchange contracts.

Market risks are risks those associated with price fluctuations of investments, which are influenced by fluctuations of foreign exchange rates, interest rates and equity prices. These market risks are effectively reduced on derivative financial instruments that the NIPPONKOA Group utilizes to hedge risks on assets held. In addition, credit risks are those associated with decline of creditworthiness of the investments and/or issuers of securities we own or bankruptcy of our counterparties. The NIPPONKOA Group structures the levels of credit risks by placing limits on its exposure to high rated issuers.

The Company uses derivatives for hedging purposes. The deferral hedge accounting method is applied to hedging transactions for interest rate swaps to hedge cash flow fluctuation risk of bonds and loans with variable interest rates and interest fluctuation risk related to long term insurance contracts based on “The accounting and auditing treatment on the application of the financial products accounting standard to the insurance industry” (Japanese Institute of Certified Public Accountants Industry Audit Practice Committee Report No.26, hereafter Industry Audit Practice Committee Report No.26). Where certain transactions fulfill the required conditions for the application of the exceptional treatment for interest rate swaps, this treatment is applied to such transactions.

The fair value hedge accounting method is applied to foreign exchange forward contracts and currency option transactions in order to reduce the risk of foreign exchange rate fluctuation on foreign currency denominated assets. Where certain transactions fulfill the required conditions for the application of assignment accounting, this accounting is applied to such transactions.

Hedge effectiveness is judged by comparing the accumulated fluctuation of the market value or cash flows between each hedged item and the related hedging instrument for the period from the commencement of the hedge to the date of judgment. However, if the material conditions of the hedging instrument and the hedged item are the same and there is high effectiveness for each hedge transaction, the judgment for the effectiveness is omitted.

As for hedge effectiveness based on Industry Audit Practice Committee Report No.26, this is judged by monitoring the circumstance of the interest which effects the calculation of theoretical prices of both insurance liabilities as hedged item and interest rate swap as hedging instrument grouped by the remaining period.

(3)	Risk management on financial instruments

The Company and its domestic consolidated subsidiaries conduct financial instruments transactions according to their investment guidelines, which include regulations on maximum amounts for each investment and on acceptable investing ranges by creditworthiness of the counterparties. In conducting transactions, back office and front office are systematically separated to supervise mutually. Conditions of financial instruments transactions are aggregated by the supervising division for each transaction. Conditions of details and unrealized gain/loss of each financial instruments transaction are reported to management on a periodic basis.

Financial instruments transactions of consolidated foreign subsidiaries are conducted within the range accepted by the Company. The Company receives report of the results of investments every quarter from the consolidated foreign subsidiaries.

Individual risks are managed as follows:

(a)	The management of market risks

For assets related market risks, the Company monitors the condition of balance and unrealized gain/loss and price sensitivity caused by the changes in market circumstances, and measures VaR in order to judge the volume of market risks. The Company also manages risks to set up acceptable limitation of the volume of market risks.

However, as VaR measures the volume of market risks calculated by defined statistical probability of occurrence based on historical fluctuations of the market, if in case market condition may be drastically changed as abnormal, it may not be possible to capture risks.

(b)	Management of credit risks

The Company manages credit risks using internal rating, in which debtors are categorized into 12 levels based on an extent of credit risks, to use risk management of portfolio and decision of investments as unified indicator of evaluation.

Each individual investment is strictly reviewed and the Company tries to retain appropriate profit to fit the level of credibility of internal rating. In addition, the Company sets limitation of credit by each company and groups not to concentrate credit of loans, securities and deposit into one organization in order to avoid huge losses.

The Company also recognizes volume of risks for all portfolios by measuring VaR of credit risks monthly.

(c)	Management of liquidity risks

The Company manages cash flows with ALM calculating future cash in and out. In addition, the Company maintains a minimum amount of liquidity assets to prepare large loss payment by the occurrence of disaster.

(4)	Additional information for fair value of financial instruments

The fair value of financial instruments includes prices based on market prices and reasonably calculated prices if not obtained market prices. These price may vary if different assumption are applied because these calculation of prices count on fluctuation factors. In “Derivatives” footnote, “Contracted amount” represents the contract amount or notional principal amount, not the amount exposed by market and/or credit risks.

Derivative transactions held for non-profit purpose are used to mitigate the market risks, as the primary purpose. In this case, it is necessary to evaluate the results of derivative transactions by recognizing profit/loss derivatives and existing asset portfolios all in all.

2.	Fair value of financial instruments

As of March 31, 2010, book value and fair value are described as below. Some amounts that are very difficult to recognize are not contained in below table. (See (Note 2))

	Book value	Fair value	Difference
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
(1) Cash and bank deposits	107,791	107,791	—
(2) Call loans	50,478	50,478	—
(3) Receivables under securities borrowing transactions	25,382	25,382	—
(4) Monetary receivables bought	6,129	6,129	—
(5) Money in trust	75,896	75,896	—
(6) Investments in securities
Held-to-maturity bonds	280,882	279,750	(1,131)
Underwriting reserves bonds	8,834	8,883	48
Available-for-sale securities	1,802,437	1,802,437	—
(7) Loans	241,181
Reserve for doubtful accounts (*1)	(355)

	240,825	243,551	2,726

Total assets	2,598,658	2,600,301	1,643

Derivatives (*2)
Hedge accounting not applied	105	105	—
Hedge accounting applied	2,884	2,885	0

Total of derivatives	2,989	2,990	0

(*1)	Reserve for doubtful accounts is deducted from loans.
(*2)	This amount contains all derivatives contained in other assets and other liabilities. Debts and credits arising from derivatives are disclosed on a net basis.

(Note 1)

Assets

(1)	Cash and bank deposits

Cash and bank deposits are short term and fair values of these approximate book values. The Company recognizes the book values as fair values.

(2)	Call loans

Call loans are short term and fair values of these approximate book values. The Company recognizes the book values as fair values.

(3)	Receivables under securities borrowing transactions

Receivables under securities borrowing transactions are short term and fair values of these approximate book values. The Company recognizes the book values as fair values.

(4)	Monetary receivables bought

Fair values are calculated with prices offered by financial institutions.

(5)	Money in trust

Fair values of bonds are calculated with prices released by the Japan Securities Dealers Association and average over-the-counter prices from venders. Fair values of stocks are calculated with prices of exchanges. In addition, fair values of foreign securities are calculated with such as prices of changes, prices released by any associations of securities and prices offered by financial institutions. In derivatives, listed derivatives are calculated with prices of exchanges and forward foreign exchanges are calculated with such as forward exchange rate on balance sheet date.

(6)	Investments in securities

Fair values of bonds are calculated with prices of exchanges, prices released by Japan Securities Dealers Association and prices offered by financial institutions. Fair values of stocks are calculated with prices of exchanges. In addition, fair values of foreign securities are calculated with such as prices of changes and prices offered by financial institutions.

(7)	Loans

Fair values of Loans are calculated by the total amount of principal and interest at discounted interest rates based on expected rate of new loans by the types and categories of internal ratings. In addition, for loans to bankrupt debtors, substantially bankrupt debtors and intensive control debtors, the estimated amount of doubtful accounts is calculated based on the present value of the expected future cash flows as fair values.

Derivatives

Forward foreign exchanges contracts are based on forward exchange rate on balance sheet date. The fair value of derivatives such as forward foreign exchange contracts for which assignment accounting is applied is included in the fair value of investments in securities hedged by those derivatives since the derivative and the hedged security are accounted for as one financial instrument.

Fair values are present values of expected cash flows discounted by interest rate as of March 31, 2010.

Fair values of credit derivatives are calculated with prices offered by financial institutions.

(Note 2) Financial instruments that are extremely difficult to obtain their fair values are as follows and not included in (5) Money in trust nor (6) Investments in securities

Book value
(Millions of Yen)
Money in trust	771
Stocks	58,046
Foreign securities	9,325
Other securities	16,798

Total	84,943

Money in trust mainly invested into real estate and stocks are unlisted without market prices. Fair value of money in trust and unlisted stocks is not disclosed because it is extremely difficult to obtain fair value.

Foreign securities mainly invest in unlisted stocks that have no market prices. Fair value of foreign securities is not disclosed because it is extremely difficult to obtain fair value.

Other securities mainly invest in real estate and unlisted stocks that have no market prices. Fair value of other securities is not disclosed because it is extremely difficult to obtain fair value.

(Note3) Carrying value of financial balances receivables and of investments in securities with maturity after March 31, 2010

	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Bank deposits	107,594	134	—	—
Call loans	50,478	—	—	—
Receivables under securities borrowing transactions	25,382	—	—	—
Monetary receivables bought	2,140	3,774	437	—
Investments in securities
Held-to-maturity bonds
Government bonds	—	—	—	184,300
Municipal bonds	17	6	—	46,500
Corporate bonds	—	—	—	54,000
Underwriting reserves bonds
Government bonds	—	—	—	8,800
Available-for-sale securities with maturity
Government bonds	13,367	96,577	109,533	202,084
Municipal bonds	7,086	34,793	11,448	—
Corporate bonds	40,524	203,669	78,721	35,933
Foreign securities	24,626	124,339	119,651	10,412
Other securities	5,000	—	—	—
Loans (*)	74,735	121,472	21,210	22,647

Total	350,952	584,768	341,001	564,677

(*)	1,116 million yen of carrying values for loans to bankrupt debtors, substantially bankrupt debtors and intensive control debtors, which are expected to be sunk, are not included in Loans.

(Investments in securities)

Fiscal year ended March 31, 2009

1.	Trading securities

N/A

2.	Held-to-maturity bonds with fair value

	As of March 31, 2009
Types	Book value	Fair value	Difference
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Securities whose fair values exceed their book values
Bonds	189,241	199,599	10,358
Foreign securities	—	—	—

Sub-total	189,241	199,599	10,358

Securities whose book values exceed their fair values
Bonds	50,593	47,162	(3,430)
Foreign securities	—	—	—

Sub-total	50,593	47,162	(3,430)

Total	239,834	246,762	6,928

3.	Underwriting reserves bonds with fair value

	As of March 31, 2009
Types	Book value	Fair value	Difference
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Securities whose fair values exceed their book values
Bonds	4,534	4,689	154
Foreign securities	—	—	—

Sub-total	4,534	4,689	154

Securities whose book values exceed their fair values
Bonds	—	—	—
Foreign securities	—	—	—

Sub-total	—	—	—

Total	4,534	4,689	154

4.	Available-for-sale securities with fair value

	As of March 31, 2009
Types	Cost	Book value	Difference
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Securities whose book values exceed their costs
Bonds	769,070	784,027	14,957
Stocks	252,222	431,463	179,240
Foreign securities	90,482	96,738	6,256
Other securities	999	1,012	12

Sub-total	1,112,775	1,313,241	200,466

Securities whose costs exceed their book values
Bonds	173,501	169,535	(3,966)
Stocks	76,913	69,105	(7,808)
Foreign securities	269,964	242,440	(27,524)
Other securities	17,453	16,934	(519)

Sub-total	537,833	498,014	(39,818)

Total	1,650,608	1,811,256	160,647

(Notes)

As of March 31, 2009

1.	The NIPPONKOA Group recognized 35,784 million yen of impairments on available-for-sale securities with fair value. The NIPPONKOA Group recognized impairment on securities whose fair value is determinable as of the balance sheet date if the fair value declined by 30% or more from carrying value.

2.	Trust beneficiary rights on loan receivables purchased, classified as monetary receivables bought on the Consolidated Balance Sheets, are included in Other securities.

5.	Sales of held-to-maturity bonds during this period

N/A

6.	Sales of underwriting reserves bonds during this period

N/A

7.	Sales of available-for-sale securities during this period

	Fiscal year ended March 31, 2009
Types	Proceeds from sales	Gross realized gains	Gross realized losses
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Available-for-sale securities	340,677	33,215	8,835

8.	Available-for-sale securities whose fair value is not readily determinable

As of March 31, 2009
Available-for-sale securities:
Bonds	1,500 million yen
Stocks	57,753 million yen
Foreign securities	10,480 million yen
Other securities	61,838 million yen

(Note)

As of March 31, 2009

Certificates of deposit classified as cash and bank deposits on the consolidated balance sheets and commercial paper classified as monetary receivables bought on the consolidated balance sheets are included in Other securities.

9.	Carrying value of debt securities by contractual maturity for securities classified as available-for-sale, held-to-maturity and underwriting reserves

	As of March 31, 2009
Types	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Government bonds	68,263	155,217	92,550	360,442
Municipal bonds	11,223	35,658	19,759	41,453
Corporate bonds	53,836	202,577	97,958	60,489
Foreign securities	26,257	125,182	127,660	32,164
Other securities	49,146	20,761	4,287	—

Total	208,726	539,397	342,217	494,550

(Note)

As of March 31, 2009

Certificates of deposit classified as cash and bank deposits on the consolidated balance sheets and debts purchased and commercial paper classified as monetary receivables bought on the consolidated balance sheets are included in Other securities.

Fiscal year ended March 31, 2010

1.	Trading securities

N/A

2.	Held-to-maturity bonds

	As of March 31, 2010
Types	Book value	Fair value	Difference
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Securities whose fair values exceed their book values
Bonds	170,958	175,548	4,589
Foreign securities	—	—	—

Sub-total	170,958	175,548	4,589

Securities whose book values exceed their fair values
Bonds	109,924	104,202	(5,721)
Foreign securities	—	—	—

Sub-total	109,924	104,202	(5,721)

Total	280,882	279,750	(1,131)

3. Underwriting reserves bonds
	As of March 31, 2010
Types	Book value	Fair value	Difference
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Securities whose fair values exceed their book values
Bonds	4,532	4,604	72
Foreign securities	—	—	—

Sub-total	4,532	4,604	72

Securities whose book values exceed their fair values
Bonds	4,302	4,279	(23)
Foreign securities	—	—	—

Sub-total	4,302	4,279	(23)

Total	8,834	8,883	48

4.	Available-for-sale securities

	As of March 31, 2010
Types	Book value	Cost	Difference
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Securities whose book values exceed their costs
Bonds	735,042	717,925	17,117
Stocks	570,173	291,295	278,877
Foreign securities	92,938	79,836	13,101
Other securities	2,158	1,270	887

Sub-total	1,400,313	1,090,328	309,984

Securities whose costs exceed their book values
Bonds	118,211	120,499	(2,288)
Stocks	24,958	27,960	(3,001)
Foreign securities	253,953	278,351	(24,397)
Other securities	24,749	25,107	(358)

Sub-total	421,873	451,919	(30,045)

Total	1,822,186	1,542,247	279,938

(Notes)

As of March 31, 2010

1.	Available-for-securities that are extremely difficult to obtain their fair values are not included in the above table.
2.	Certificates of deposit classified as cash and bank deposit on the consolidated balance sheets and debts purchased classified as monetary receivables bought on the consolidated balance sheets are included in Other securities.

5.	Sales of held-to-maturity bonds during this period

N/A

6.	Sales of underwriting reserves bonds during this period

N/A

7.	Sales of available-for-sale securities during this period

	Fiscal year ended March 31, 2010
Types	Proceeds from sales	Gross realized gains	Gross realized losses
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Bonds	158,412	2,169	24
Stocks	22,476	11,754	26
Foreign securities	43,995	1,953	6,738
Other securities	2,534	350	—

Total	227,419	16,227	6,790

8.	Impairment of securities during this period

The NIPPONKOA Group recognized 1,860 million yen (of which 910 million yen of stocks, 71 million yen of foreign securities, and 879 million yen of other securities) of impairments on available-for-sale securities during this period.

The NIPPONKOA Group recognized impairment on securities, in principle, whose fair value is determinable as of the balance sheet date if the fair value declined by 30% or more from carrying value.

(Money in trust)

Fiscal year ended March 31, 2009

1.	Money in trust for trading purposes

	As of March 31, 2009
	Book value	Net unrealized loss charged to income
	(Millions of Yen)	(Millions of Yen)
Money in trust	37,647	(5,551)

2.	Held-to-maturity money in trust

N/A

3.	Money in trust other than those held for trading purposes or those held to maturity

	As of March 31, 2009
	Cost	Book value	Difference
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Money in trust	37,000	36,296	(703)

(Note)

As of March 31, 2009

Other than the above, money in trust held in joint accounts in the amount of 900 million yen are carried at their cost on the Consolidated Balance Sheets as of March 31, 2009.

Fiscal year ended March 31, 2010

1.	Money in trust for trading purposes

	As of March 31, 2010
	Book value	Net unrealized loss charged to income
	(Millions of Yen)	(Millions of Yen)
Money in trust	55,930	5,367

2.	Held-to-maturity money in trust

N/A

3.	Money in trust other than those held for trading purposes or those held to maturity

	As of March 31, 2010
	Book value	Cost	Difference
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Money in trust	19,966	20,050	(83)

(Note)

As of March 31, 2010

A part of money in trust that is extremely difficult to obtain their fair values is not included in the above table.

(Derivatives)

Fiscal year ended March 31, 2009

1.	Status on derivative transactions

Fiscal year ended March 31, 2009

(1)

Types of transaction

The Company enters into forward foreign exchange contracts, currency option contracts, currency swaps, interest rate swaps, bond futures, bond option, stock index futures, independent stock options, credit derivatives, weather derivatives and earthquake derivatives. The domestic consolidated subsidiaries of the Company do not enter into derivative contracts. The consolidated foreign subsidiaries enter into forward foreign exchange contracts.

(2)

Transaction policies

The Companies utilize derivative financial instruments to hedge their exposure to market risks arising from fluctuations in prices, foreign exchange rates and interest rates.

The Company also utilizes derivatives for trading purposes, for which transactions are strictly controlled from a risk management perspective.

Derivatives used for hedging purposes. The deferral hedge accounting method is applied to hedging transactions for interest rate swaps to hedge cash flow fluctuation risk of bonds and loans with variable interest rates and interest fluctuation risk related to long term insurance contracts based on “The accounting and auditing treatment on the application of the financial products accounting standard to the insurance industry” (Japanese Institute of Certified Public Accountants Industry Audit Practice Committee Report No.26, hereafter Industry Audit Practice Committee Report No.26). Where certain transactions fulfill the required conditions for the application of the exceptional treatment for interest rate swaps, this treatment is applied to such transactions.

Fiscal year ended March 31, 2009

The fair value hedge accounting method is applied to foreign exchange forward contracts and currency option transactions in order to reduce the risk of foreign exchange rate fluctuation on foreign currency denominated assets. Where certain transactions fulfill the required conditions for the application of assignment accounting, this accounting is applied to such transactions.

Hedge effectiveness is judged by comparing the accumulated fluctuation of the market value or cash flows between each hedged item and the related hedging instrument for the period from the commencement of the hedge to the date of judgment. However, if the material conditions of the hedging instrument and the hedged item are the same and there is high effectiveness for each hedge transaction, the judgment for the effectiveness is omitted.

As for hedge effectiveness based on Industry Audit Practice Committee Report No.26, this is judged by monitoring the circumstance of the interest which effects the calculation of theoretical prices of both insurance liabilities as hedged item and interest rate swap as hedging instrument grouped by the remaining period.

(3)

Risks associated with transactions

Derivative financial instruments that the NIPPONKOA Group utilizes involve mainly, market risks and credit risks.

Market risks are those risks associated with price fluctuations of investments, which are influenced by fluctuations of foreign exchange rates, interest rates, and equity prices. These market risks are effectively reduced on derivative financial instruments that the NIPPONKOA Group utilizes to hedge risks on assets held.

In addition, credit risks are those associated with decline of creditworthiness of the investments and/or issuers of securities we own or bankruptcy of our counterparties. The NIPPONKOA Group structures the levels of credit risks by placing limits on its exposure to highly rated financial institutions.

Fiscal year ended March 31, 2009

(4)

Risk management on transactions

The Company and its domestic consolidated subsidiaries conduct derivative transactions according to their investment guidelines, which include regulations on maximum amounts for each investment and on acceptable investing ranges by creditworthiness of the counterparties. In conducting transactions, back office and front office are systematically separated to supervise mutually.

Conditions of derivative transactions are aggregated by the supervising division for each derivative transaction. Conditions of details and unrealized gain/loss of each derivative transaction and of existing asset portfolios are reported to management on a periodic basis.

Derivative transactions of consolidated foreign subsidiaries are conducted within the range accepted by the Company. The Company receives report of the results of investments every quarter from the consolidated foreign subsidiaries.

(5)

Supplementary information on “Fair value and other information on derivative transactions”

In “Fair value and other information on derivative transactions,” “Contract amount” represents the contract amount or notional principal amount, not the amount exposed by market and/or credit risks.

Derivative transactions held for non-profit purpose are to mitigate the market risks, as the primary purpose. In this case, it is necessary to evaluate the results of derivative transactions by recognizing profit/loss derivatives and existing asset portfolios all in all.

2.	Fair value and other information on derivative transactions

(1)	Currency-related transactions

Currency-related transactions that have hedge accounting not applied: N/A

Currency-related transactions that have hedge accounting applied are exempt from disclosure.

(2)	Interest-related transactions

		As of March 31, 2009
Types of transactions	Types	Contracted amount	Over one year Contracted amount	Fair value	Unrealized gains or losses
		(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Transactions not traded in exchanges	Interest rate swap agreements
	Receive fixed rate, pay floating rate	15,000	15,000	100	100

Total		—	—	—	100

(Note)

As of March 31, 2009

1.	Derivative transaction related to interest-rate other than described above: N/A

2.	Calculation method of fair values

Fair values are present values of expected cash flows discounted by interest rate as of March 31, 2009.

3.	Interest-related transactions that have hedge accounting applied are exempt from disclosure.

(3)	Stock-related transactions

N/A

(4)	Bond-related transactions

N/A

(5)	Other

		As of March 31, 2009
Types of transactions	Types	Contracted amount	Over one year Contracted amount	Fair value	Unrealized gains or losses
		(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Transactions not traded in exchanges	Credit derivatives
	Short positions	7,000	7,000	(398)	(398)
	Long positions	3,438	—	928	928

Total		—	—	—	529

(Note) Calculation method of fair values

As of March 31, 2009

Fair values are calculated with prices offered by financial institutions.

Fiscal year ended March 31, 2010

1.	Transactions with hedge accounting not applied

(1)	Currency-related transactions

N/A

(2)	Interest-related transactions

Types of transactions	Types	As of March 31, 2010
		Contracted amount	Over one year Contracted amount	Fair value	Net unrealized gain (loss)
		(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Transactions not traded in exchanges	Interest rate swap agreements
	Receive fixed rate, pay floating rate	15,000	—	112	112

Total		—	—	112	112

(Notes)

As of March 31, 2010

1.	Derivative transaction related to interest-rate other than described above: N/A

2.	Calculation method of fair values

Fair values are present values of future cash flows discounted by interest rate as of March 31, 2010.

(3)	Stock-related transactions

N/A

(4)	Bond-related transactions

N/A

(5)	Other

		As of March 31, 2010
Types of transactions	Types	Contracted amount	Over one year Contracted amount	Fair value	Net unrealized gain (loss)
		(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Transactions not traded in exchanges	Credit derivatives Short	7,000	7,000	(7)	(7)

Total		—	—	(7)	(7)

(Note) Calculation method of fair values

As of March 31, 2010

Fair values are calculated with prices offered by financial institutions.

2.	Transactions with hedge accounting applied

(1)	Currency-related transactions

			As of March 31, 2010
Types of hedge accounting	Types	Hedged items	Contracted amount	Over one year Contracted amount	Fair value
			(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Fair value hedge accounting	Forward foreign exchange contracts	Available-for-sale securities
	Short positions
	US dollar		44,827	—	(1,613)
	Canadian dollar		8,612	—	(521)
	Australian dollar		8,053	—	(396)
	Euro		68,040	—	2,104
Assignment accounting for forward foreign exchange contracts	Forward foreign exchange contracts	Available-for-sale securities
	Long positions
	US dollar		137	—	(Note 3)

Total			—	—	(426)

(Notes)

As of March 31, 2010

1.	Derivative transactions with currency other than described above: N/A

2.	Calculation method of fair values

Fair values are calculated with forward foreign exchange rates as of March 31, 2010.

3.	Assignment accounting for forward foreign exchange contracts are treated within fair value of securities described in “Financial instruments” because those are combined with securities subject to hedge accounting.

(2)	Interest-related transactions

			As of March 31, 2010
Types of hedge accounting	Types	Hedged items	Contracted amount	Over one year Contracted amount	Fair value
			(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Deferral hedge	Interest rate swap agreements	Insurance liabilities
	Receive fixed rate, pay floating rate		83,000	83,000	3,311
Exceptional treatment for interest rate swaps	Interest rate swap agreements	Loans
	Receive fixed rate, pay floating rate		500	—	0

Total			—	—	3,311

(Notes)

As of March 31, 2010

1.	Derivative transaction related to interest other than described above: N/A

2.	Calculation method of fair values

Fair values are present values of expected cash flows discounted by interest rate as of March 31, 2010

(3)	Stock-related transactions

N/A

(4)	Bond-related transactions

N/A

(5)	Other

N/A

(Retirement benefits)

Fiscal year ended March 31, 2009
1.	Overview

In addition to the defined contribution pension plan, the Company provides a defined benefit plan with a lump-sum payment for retiring employees. It also provides a corporate pension plan (Contract-type) and an in-house retirement pension plan both for retiring employees who receive or will receive employees’ benefits. The company has set up trust funds for the retirement plans.

These defined contribution pension plan, defined benefit plan with a lump-sum payment, and corporate pension plan (Contract-type) for retiring employees who receive or will receive employees’ benefits have been created by rearranging the former corporate pension plan (Fund-type), defined benefit plan with a lump-sum payment, and tax-qualified pension plan on April 1, 2008.

The domestic consolidated subsidiaries of the Company provide defined benefit plans with lump-sum payments for retiring employees and one of them provides a tax-qualified pension plan.

The consolidated foreign subsidiaries of the Company provide defined contribution pension plans.

Fiscal year ended March 31, 2010
1.	Overview

In addition to the defined contribution pension plan, the Company provides a defined benefit plan with a lump-sum payment for retiring employees. It also provides a corporate pension plan (Contract-type) and an in-house retirement pension plan both for retiring employees who receive or will receive employees’ benefits. The company has set up trust funds for the retirement plans.

The domestic consolidated subsidiaries of the Company provide defined benefit plans with lump-sum payments for retiring employees and one of them provides a defined contribution pension plan.

The consolidated foreign subsidiaries of the Company provide defined contribution pension plans.

Fiscal year ended March 31, 2009
2. Retirement benefits obligations and a breakdown of such obligations (As of March 31, 2009)

		(Millions of Yen)
(a)	Retirement benefits obligations	(71,490)
(b)	Plan assets	44,480

(c)	Unfunded portion of retirement benefit obligations (a+b)	(27,009)
(d)	Amount not yet attended to difference due to changes in accounting standards	—
(e)	Unrecognized actuarial difference	9,554
(f)	Unrecognized prior service cost	(2,658)

(g)	Net amount of retirement benefits obligations on the Consolidated Balance Sheets (c+d+e+f)	(20,113)
(h)	Prepaid pension cost	1,894

(i)	Reserve for retirement benefits (g-h)	(22,007)

(Notes)	1. Domestic consolidated subsidiaries adopt a simplified method in calculating their retirement benefits obligations.
2. The effects of the partial transfer of the defined benefit pension plans to the defined contribution pension plans are as follows:

(Millions of Yen)
Change in retirement benefit liabilities	57,794
Changein pension assets	(40,429)

Change in reserve for retirement benefits	17,364

The decrease of unrealized actuarial gain or loss and unrealized past service liability were recorded as a revenue/loss in prior fiscal year caused by partial termination of the retirement benefit plan.

The amount of assets that should be transferred from the defined benefit plan with a lump-sum payment to the defined contribution pension plan is 17,364 million yen, which is planned to be transferred over four years. The remaining transfer amount as of the end of the current consolidated business year, 12,292 million yen is included in other liabilities.

Fiscal year ended March 31, 2010
2. Retirement benefits obligations and a breakdown of such obligations (As of March 31, 2010)

		(Millions of Yen)
(a)	Retirement benefits obligations	(70,155)
(b)	Plan assets	45,465

(c)	Unfunded portion of retirement benefit obligations (a+b)	(24,690)
(d)	Amount not yet attended to difference due to changes in accounting standards	—
(e)	Unrecognized actuarial difference	5,066
(f)	Unrecognized prior service cost	(1,957)

(g)	Net amount of retirement benefits obligations on the Consolidated Balance Sheets (c+d+e+f)	(21,581)
(h)	Prepaid pension cost	1,382

(i)	Reserve for retirement benefits (g-h)	(22,963)

(Note)	Domestic consolidated subsidiaries adopt a simplified method in calculating their retirement benefits obligations.

Fiscal year ended March 31, 2009
3.	Details of expense for retirement benefits are as follows:

		(Millions of Yen)
(a)	Service cost (Note 1)	2,060
(b)	Interest expense	1,315
(c)	Expected investment income	(408)
(d)	Amortization of prior service cost	(700)
(e)	Amortization of actuarial difference	730
(f)	Amortization of difference due to changes in accounting standards	—

(g)	Sub-total (a+b+c+d+e+f)	2,998

(h)	Other (Note 2)	2,127

	Total	5,125

(Note 1) Service cost includes expense for retirement benefits of consolidated subsidiaries under the simplified method.

(Note 2) Other is an amount contributed to the defined contribution pension plan.

Fiscal year ended March 31, 2010
3.	Details of expense for retirement benefits are as follows:

		(Millions of Yen)
(a)	Service cost (Note 1)	1,844
(b)	Interest expense	1,277
(c)	Expected investment income	(479)
(d)	Amortization of prior service cost	(700)
(e)	Amortization of actuarial difference	2,261
(f)	Amortization of difference due to changes in accounting standards	—

(g)	Sub-total (a+b+c+d+e+f)	4,203

(h)	Other (Note 2)	2,197

	Total	6,401

(Note 1) Service cost includes expense for retirement benefits of consolidated subsidiaries under the simplified method.

(Note 2) Other includes 2,194 million yen of an amount contributed to the defined contribution pension plan and 2 million yen of loss resulting from partial termination of the retirement benefit plans of consolidated subsidiaries.

4.	Basis for calculation of retirement benefits obligations:

The method of apportionment of the estimated funds for retirement benefit obligations over the period

Per amount basis, point basis
Discount rate	1.8%
Expected earnings ratio on Investments	0.0%~1.5%
Period for amortization of prior service cost	10 years
Period for amortization of actuarial difference	10 years

4.	Basis for calculation of retirement benefits obligations:

Same as the left

(Stock Options)

Stock options are not described because they are immaterial to disclose in this statements.

(Per share information)

	Fiscal year ended March 31, 2009		Fiscal year ended March 31, 2010
	(Yen)		(Yen)
Net assets per share	458.09	Net assets per share	576.70
Basic net income per share	13.15	Basic net income per share	18.63
Diluted net income per share	13.13	Diluted net income per share	18.59

(Notes)   1.  Computational elements for basic net income per share and diluted net income per share are as follows:

	(Millions of Yen, Thousands of shares)

	Fiscal year ended March 31, 2009	Fiscal year ended March 31, 2010
(1) Basic net income per share
Net income	9,971	14,018
Net income not attributable to common shareholders	—	—
Net income attributable to common stock	9,971	14,018
Weighted average number of shares of outstanding common stock	757,928	752,467
(2) Diluted net income per share
Net income – diluted net income	—	—
Increase in number of shares of common stock	999	1,263
Of which, subscription rights to shares	999	1,263
A brief summary regarding potential shares that were excluded from the calculation of diluted net income per share because they had no dilutive effect	N/A	N/A

2. Computational	elements for net assets per share are as follows:

	(Millions of Yen, Thousands of shares)

	As of March 31, 2009	As of March 31, 2010
Total net assets	345,467	434,857
Deduction from total net assets	793	913
Of which, subscription rights to shares	458	565
Of which, minority interests	334	348
Net assets at year-end attributable to common stock	344,674	433,943
Number of shares of common stock at year-end used for calculation of net assets per share	752,404	752,453

(Subsequent events)

Fiscal year ended March 31, 2009
-

Fiscal year ended March 31, 2010

(Establishment of a joint holding company through a share exchange)

The Company established a joint holding company, NKSJ Holdings, Inc. (the Joint Holding Company), effective as of April 1, 2010, jointly with Sompo Japan Insurance Inc. (SOMPO JAPAN, and collectively with the Company, the Parties) through a share exchange (the Share Exchange) as a result of which the Joint Holding Company holds 100% of the shares of the Parties and the businesses of the Parties will be integrated (the Business Integration) approved by extraordinary shareholder’s meeting held on December 30,2009.

(1)    Name of the Joint Holding Company

         NKSJ Holdings, Inc.

(2)    Location of the Head Office of the Joint Holding Company 26-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo

(3)    Representatives of Holding company

         Representative Director, Chairman and CEO:

           Makoto Hyodo

         Representative Director, President and CEO:

           Masatoshi Sato

(4)    Capital

         100,000 million yen

(5)    Business of the joint holding company

Management and administration of companies made subsidiaries pursuant to applicable provisions of the Insurance Business Act, including, but not limited to, casualty insurance companies and life insurance companies, and business incidental thereto.

(6)    Background and objectives of business integration

In the face of the declining birthrate and aging society - the significant challenges Japan faces in the medium to long-term period - as well as of increased risks associated with depopulating society, deteriorating global climate change, and in response to the diversified consumer demands amidst the individuals’ lifestyle changes, companies are urged to take proper actions and contribute to social safety and to customers’ sense of security. Based on this shared perspective, SOMPO JAPAN and the Company decided to establish a - new solution service group which provides customers with security and service of the highest quality and contribute to social welfare, while sharing as a unitary group the strengths nurtured through 120 years of their respective history.

(7)    Establishment date

         April 1, 2010

4.	Non-consolidated Financial Statements

(1)	Non-consolidated Balance Sheets

(Millions of Yen)

	As of March 31, 2009	As of March 31, 2010
Assets
Cash and bank deposits	92,440	80,793
Cash	60	61
Bank deposits	92,379	80,732
Call loans	15,000	50,000
Receivables under resale agreements	29,996	—
Monetary receivables bought	41,300	6,129
Money in trust	38,547	56,752
Investments in securities	1,848,982	1,822,848
Government bonds	452,234	366,918
Municipal bonds	61,731	48,913
Corporate bonds	356,457	345,742
Stocks	601,039	679,555
Foreign securities	354,705	362,761
Other securities	22,813	18,956
Loans	229,695	227,417
Policy loans	6,399	5,953
General loans	223,296	221,464
Tangible fixed assets	129,326	130,437
Land	68,165	67,914
Buildings	48,828	55,872
Leased assets	52	52
Construction in progress	5,394	225
Other tangible fixed assets	6,885	6,372
Intangible fixed assets	1,097	534
Other assets	156,536	159,263
Premiums receivable	350	460
Agents’ balances receivable	23,327	21,895
Foreign agents’ balances receivable	5,122	5,946
Co-insurance balances receivable	2,371	2,336
Reinsurance balances receivable	29,069	29,573
Foreign reinsurance balances receivable	4,933	7,678
Account receivable	11,528	8,824
Accrued revenue	5,552	5,871
Deposits	6,830	6,301
Deposits for earthquake insurance	43,639	46,186
Suspense payments	14,095	16,131
Derivative financial instruments	7,123	5,977
Other assets	2,592	2,079
Deferred tax assets	103,865	60,392
Reserve for doubtful accounts	(2,145)	(2,106)
Reserve for investment loss	(12,926)	—

Total assets	2,671,715	2,592,464

(Millions of Yen)

	As of March 31, 2009	As of March 31, 2010
Liabilities
Underwriting fund	2,178,097	2,059,290
Outstanding claims	283,027	267,872
Underwriting reserves	1,895,069	1,791,418
Other liabilities	116,365	65,184
Co-insurance balances payable	1,366	1,225
Reinsurance balances payable	18,766	18,771
Foreign reinsurance balances payable	2,421	1,245
Payable under securities lending transactions	41,264	—
Loans payable	1,740	1,561
Accrued tax	2,498	5,210
Deposits payable	1,855	1,829
Deferred revenue	950	974
Account payable	26,280	24,478
Suspense receipts	6,764	6,841
Derivative financial instruments	12,400	2,993
Lease obligations	54	53
Other liabilities	0	0
Reserve for retirement benefits	21,708	22,583
Reserve for bonuses	5,631	6,078
Reserve for bonuses to directors	2	41
Statutory reserves	2,581	5,643
Reserve for price fluctuations	2,581	5,643

Total liabilities	2,324,386	2,158,821

Net assets
Shareholders’ equity
Common stock	91,249	91,249
Capital surplus
Capital reserve	46,702	46,702

Total capital surplus	46,702	46,702

Retained earnings
Revenue reserve	36,947	38,151
Other retained earnings	131,302	79,050
Reserve for dividends	34,385	34,385
Reserve for extraordinary losses	54,000	54,000
Reserve for losses from foreign investments	0	0
Reserve for reduction entry	3,100	3,270
General reserve	25,962	25,962
Deferred retained earnings	13,854	(38,567)

Total retained earnings	168,249	117,202

Treasury stock	(58,122)	—

Total shareholders’ equity	248,078	255,153

Valuation and translation adjustments
Net unrealized gains on available-for-sale securities	95,091	175,808
Net deferred gains (losses) on hedge accounting	3,700	2,115

Total valuation and translation adjustments	98,792	177,924

Subscription rights to shares	458	565

Total net assets	347,329	433,642

Total liabilities and net assets	2,671,715	2,592,464

(2)	Non-consolidated Statements of Income

(Millions of Yen)

	Fiscal year ended March 31, 2009	Fiscal year ended March 31, 2010
Operating income	910,706	859,978
Underwriting income	849,404	813,345
Net premiums written	653,400	633,336
Deposit premiums from policyholders	42,425	38,562
Investment income on deposit premiums	24,143	22,147
Reversal of outstanding claims	1,684	15,154
Reversal of underwriting reserves	127,712	103,651
Gain on foreign exchange	—	438
Other underwriting income	38	53
Investment income	59,005	45,131
Interest and dividends	51,124	44,999
Investment income from money in trust	259	2,510
Gain on sale of securities	31,477	16,075
Redemption profit from securities	252	198
Income for derivative financial instruments	—	3,470
Gain on foreign exchange	—	7
Other investment income	35	17
Transfer of investment income on deposit premiums	(24,143)	(22,147)
Other operating income	2,297	1,502
Operating expenses	913,558	830,594
Underwriting expenses	724,529	689,800
Net losses paid	400,790	403,857
Loss adjustment expenses	35,313	35,813
Commissions and brokerage expenses	110,378	107,151
Maturity refunds to policyholders	176,779	142,510
Dividends to policyholders	8	250
Loss on foreign exchange	1,053	—
Other underwriting expenses	205	216
Investment expenses	63,299	13,920
Investment loss from money in trust	4,495	100
Loss on sale of securities	8,830	6,786
Revaluation loss on securities	35,983	2,104
Redemption loss from securities	651	1,671
Expense for derivative financial instruments	6,298	—
Loss on foreign exchange	748	—
Provision for reserve for investment loss	2,770	—
Other investment expenses	3,521	3,257
Operating and administrative expenses	124,773	125,792
Other operating expenses	956	1,080
Interest paid	130	45
Provision for reserve for doubtful accounts	68	34
Write off of bad debts	6	2
Other ordinary expenses	751	997

Ordinary profit (loss)	(2,851)	29,384

(Millions of Yen)

	Fiscal year ended March 31, 2009	Fiscal year ended March 31, 2010
Special gains	18,414	508
Gain on sale of fixed assets	335	508
Reversal of statutory reserves	18,079	—
Reversal of reserve for price fluctuations	18,079	—
Special losses	933	6,936
Loss on sale and disposal of fixed assets	444	476
Impairment losses	489	263
Provision for statutory reserves	—	3,061
Provision for reserve for price fluctuations	—	3,061
Other special losses	—	3,134

Income before income taxes and minority interests	14,630	22,957

Income taxes	6,728	7,865
Deferred tax adjustment	(2,210)	1,967

Total income taxes	4,518	9,833

Net income	10,111	13,123

(3)	Non-consolidated Statements of Changes in Net Assets

(Millions of Yen)

	Fiscal year ended March 31, 2009	Fiscal year ended March 31, 2010
Shareholders’ equity
Common stock
Balance at the previous fiscal year-end	91,249	91,249

Balance at the current fiscal year-end	91,249	91,249

Capital surplus reserves
Capital reserve
Balance at the previous fiscal year-end	46,702	46,702

Balance at the current fiscal year-end	46,702	46,702

Other capital surplus reserve
Balance at the previous fiscal year-end	—	—
Changes during this period
Retirement of treasury stock	—	(57,974)
Disposal of treasury stock	(126)	(177)
Reclassification of negative other capital surplus reserve	126	58,152

Total changes during this period	—	—

Balance at the current fiscal year-end	—	—

Retained earnings
Revenue reserves
Balance at the previous fiscal year-end	35,647	36,947
Changes during this period
Provision for revenue reserve	1,300	—
Cash dividends	—	1,203

Total changes during this period	1,300	1,203

Balance at the current fiscal year-end	36,947	38,151

Other retained earnings
Reserve for dividends
Balance at the previous fiscal year-end	34,385	34,385

Balance at the current fiscal year-end	34,385	34,385

Reserve for extraordinary losses
Balance at the previous fiscal year-end	54,000	54,000

Balance at the current fiscal year-end	54,000	54,000

(Millions of Yen)

	Fiscal year ended March 31, 2009	Fiscal year ended March 31, 2010
Reserve for losses from foreign investments
Balance at the previous fiscal year-end	0	0
Changes during this period
Reversal of reserve for losses from foreign investments	(0)	(0)

Total changes during this period	(0)	(0)

Balance at the current fiscal year-end	0	0

Reserve for reduction entry
Balance at the previous fiscal year-end	2,992	3,100
Changes during this period
Provision for reserve for reduction entry	152	852
Reversal of reserve for reduction entry	(44)	(681)

Total changes during this period	107	170

Balance at the current fiscal year-end	3,100	3,270

General reserve
Balance at the previous fiscal year-end	25,962	25,962

Balance at the current fiscal year-end	25,962	25,962

Deferred retained earnings
Balance at the previous fiscal year-end	10,994	13,854
Changes during this period
Provision for revenue reserve	(1,300)	—
Cash dividends	(5,716)	(7,223)
Reversal of reserve for losses from foreign investments	0	0
Provision for reserve for reduction entry	(152)	(852)
Reversal of reserve for reduction entry	44	681
Net income	10,111	13,123
Reclassification of negative other capital surplus reserve	(126)	(58,152)

Total changes during this period	2,860	(52,422)

Balance at the current fiscal year-end	13,854	(38,567)

Treasury stock
Balance at the previous fiscal year-end	(51,592)	(58,122)
Changes during this period
Acquisition of treasury stock	(6,781)	(149)
Retirement of treasury stock	—	57,974
Disposal of treasury stock	251	297

Total changes during this period	(6,530)	58,122

Balance at the current fiscal year-end	(58,122)	—

(Millions of Yen)

	Fiscal year ended March 31, 2009	Fiscal year ended March 31, 2010
Total shareholders’ equity
Balance at the previous fiscal year-end	250,340	248,078
Changes during this period
Cash dividends	(5,716)	(6,019)
Net income	10,111	13,123
Acquisition of treasury stock	(6,781)	(149)
Disposal of treasury stock	124	120

Total changes during this period	(2,261)	7,075

Balance at the current fiscal year-end	248,078	255,153

Valuation and translation adjustments
Net unrealized gain on available-for-sale securities
Balance at the previous fiscal year-end	284,592	95,091
Changes during this period
Net change of items other than shareholders’ equity	(189,500)	80,716

Total changes during this period	(189,500)	80,716

Balance at the current fiscal year-end	95,091	175,808

Net deferred gains (losses) on hedge accounting
Balance at the previous fiscal year-end	1,790	3,700
Changes during this period
Net change of items other than shareholders’ equity	1,909	(1,584)

Total changes during this period	1,909	(1,584)

Balance at the current fiscal year-end	3,700	2,115

Total valuation and translation adjustments
Balance at the previous fiscal year-end	286,382	98,792
Changes during this period
Net change of items other than shareholders’ equity	(187,590)	79,132

Total changes during this period	(187,590)	79,132

Balance at the current fiscal year-end	98,792	177,924

Subscription rights to shares
Balance at the previous fiscal year-end	408	458
Changes during this period
Net change of items other than shareholders’ equity	50	106

Total changes during this period	50	106

Balance at the current fiscal year-end	458	565

Total net assets
Balance at the previous fiscal year-end	537,131	347,329
Changes during this period
Cash dividends	(5,716)	(6,019)
Net income	10,111	13,123
Acquisition of treasury stock	(6,781)	(149)
Disposal of treasury stock	124	120
Net change of items other than shareholders’ equity	(187,540)	79,238

Total changes during this period	(189,802)	86,313

Balance at the current fiscal year-end	347,329	433,642

(4)	Note related to the premise of a going concern

N/A

5.	Others

(1)	Appointment of Corporate Auditor (Effective as of June 28, 2010)

(New Position)	(Name)	(Current Position)
Outside Corporate Auditor	Tadashi Yanagisawa	Sotsu Corporation

(Absentee)		Corporate Auditor

(Full-time)

(2)	Major consolidated and non-consolidated components

	Consolidated (A)			Non-consolidated (B)			(A-B)	(A/B)
	Amount	Year-on-year rate		Amount	Year-on-year rate
	(Billions of Yen)	(%)		(Billions of Yen)	(%)		(Billions of Yen)
Operating income	949.1 903.1	(2.7 (4.8	) )	— —	— —		— —	— —
Net premiums written	663.8 645.0	(5.0 (2.8	) )	653.4 633.3	(5.2 (3.1	) )	10.4 11.6	1.02 1.02
Ordinary profit (loss)	(3.0 30.8)	(117.2 —)		(2.8 29.3)	(117.0 —)		(0.1 1.5)	— 1.05
Net income	9.9 14.0	10.9 40.6		10.1 13.1	28.4 29.8		(0.1 0.8)	0.99 1.07
Total assets	3,089.5 3,051.9	(7.0 (1.2	) )	2,671.7 2,592.4	(10.2 (3.0	) )	417.8 459.4	1.16 1.18

(Notes)	1.	Upper: Fiscal year ended March 31, 2009

		Lower: Fiscal year ended March 31, 2010

	2.	Number of consolidated subsidiaries for the fiscal year ended March 31, 2009: 6

		Number of subsidiaries and affiliates with equity method applied for the fiscal year ended March 31, 2009: 0

		Number of consolidated subsidiaries for the fiscal year ended March 31, 2010: 7

		Number of subsidiaries and affiliates with equity method applied for the fiscal year ended March 31, 2010: 0

		NIPPONKOA Insurance Company (China) Limited is newly established and recognized as a consolidated subsidiary.

(3)	Statements of Gains and Losses (consolidated)

(Millions of Yen)

	Fiscal year ended March 31, 2009	Fiscal year ended March 31, 2010	Change	Year-on-year rate
				(%)
Ordinary profit or loss
Underwriting income	878,563	848,020	(30,543)	(3.5)
Net premiums written	663,888	645,021	(18,867)	(2.8)
Deposit premiums from policyholders	42,425	38,562	(3,863)	(9.1)
Life insurance premiums	63,568	66,337	2,768	4.4
Underwriting expenses	749,680	716,279	(33,400)	(4.5)
Net losses paid	406,234	410,141	3,906	1.0
Loss adjustment expenses	36,107	36,355	248	0.7
Commissions and brokerage expenses	116,647	113,952	(2,694)	(2.3)
Maturity refunds to policyholders	176,779	142,510	(34,269)	(19.4)
Life insurance losses and other payments	11,816	12,327	510	4.3

Investment income	68,760	54,139	(14,621)	(21.3)
Interest and dividends	58,479	53,169	(5,309)	(9.1)
Gain on sale of securities	33,209	16,227	(16,982)	(51.1)
Investment expenses	60,541	13,657	(46,884)	(77.4)
Loss on sales of securities	8,819	6,790	(2,029)	(23.0)
Revaluation loss on securities	36,000	1,819	(34,181)	(94.9)

Operating and administrative expenses	140,827	141,127	300	0.2

Other operating income and expenses	681	(209)	(891)	(130.8)

Ordinary profit (loss)	(3,043)	30,886	33,929	—

Special gains and losses
Special gains	18,337	508	(17,828)	(97.2)
Special losses	987	7,034	6,046	612.6

Special gains and losses	17,350	(6,525)	(23,875)	(137.6)

Income before income taxes and minority interests	14,307	24,360	10,053	70.3
Income taxes	8,429	11,343	2,914	34.6
Deferred tax adjustment	(4,118)	(1,019)	3,098	—
Total income taxes	4,311	10,324	6,013	139.5
Minority interests	24	18	(6)	(27.6)
Net income	9,971	14,018	4,047	40.6

(4)	Premiums written and losses paid by line of business (consolidated)

i.   Direct premiums written (excludes deposit premiums)

Line of business	Fiscal year ended March 31, 2009			Fiscal year ended March 31, 2010
	Amounts	Composition	Year-on-year rate	Amounts	Composition	Year-on-year rate
	(Millions of Yen)	(%)	(%)	(Millions of Yen)	(%)	(%)
Fire and allied lines	122,281	17.5	1.0	122,892	18.1	0.5
Marine	19,746	2.8	(15.3)	15,917	2.3	(19.4)
Personal accident	52,376	7.5	(5.9)	49,835	7.3	(4.9)
Voluntary automobile	333,996	47.8	(1.4)	328,943	48.5	(1.5)
Compulsory automobile liability	82,384	11.8	(17.2)	76,564	11.3	(7.1)
Other	87,656	12.6	(0.1)	84,889	12.5	(3.2)

Total	698,442	100.0	(3.8)	679,041	100.0	(2.8)

ii. Net premiums written

Line of business	Fiscal year ended March 31, 2009			Fiscal year ended March 31, 2010
	Amounts	Composition	Year-on-year rate	Amounts	Composition	Year-on-year rate
	(Millions of Yen)	(%)	(%)	(Millions of Yen)	(%)	(%)
Fire and allied lines	96,063	14.5	(0.0)	96,896	15.0	0.9
Marine	17,786	2.7	(14.7)	14,488	2.2	(18.5)
Personal accident	52,918	8.0	(6.1)	50,672	7.9	(4.2)
Voluntary automobile	333,734	50.2	(1.4)	328,579	51.0	(1.5)
Compulsory automobile liability	81,099	12.2	(21.3)	74,355	11.5	(8.3)
Other	82,287	12.4	(1.7)	80,028	12.4	(2.7)

Total	663,888	100.0	(5.0)	645,021	100.0	(2.8)

iii. Net losses paid
Line of business	Fiscal year ended March 31, 2009			Fiscal year ended March 31, 2010
	Amounts	Composition	Year-on-year rate	Amounts	Composition	Year-on-year rate
	(Millions of Yen)	(%)	(%)	(Millions of Yen)	(%)	(%)
Fire and allied lines	42,054	10.4	(2.1)	42,625	10.4	1.4
Marine	7,308	1.8	(14.4)	8,489	2.1	16.1
Personal accident	32,397	8.0	3.7	30,872	7.5	(4.7)
Voluntary automobile	203,299	49.9	(4.0)	212,321	51.8	4.4
Compulsory automobile liability	73,767	18.2	(1.9)	70,963	17.3	(3.8)
Other	47,406	11.7	(5.7)	44,869	10.9	(5.4)

Total	406,234	100.0	(3.3)	410,141	100.0	1.0

(Note)	The information above indicates the figures before eliminating transactions by segment.

(5)	Risk monitored loans (consolidated)

(Millions of Yen)

	As of March 31, 2009	As of March 31, 2010	Change
Loans to bankrupt borrowers	11	41	30
Delinquent/overdue loans	1,695	1,191	(503)
Delinquent/overdue loans for three months or more	—	—	—
Restructured loans	191	566	375

Total	1,897	1,799	(97)

Risk monitored loan ratio against total loans	0.78%	0.75%	(0.03)%

(Reference) Total loans	242,215	241,181	(1,033)

(Note)	The definitions of each loan are as stated in Notes to Consolidated Balance Sheets.

<Referential Information>

1.	Underwriting profit and loss (non-consolidated)

(1)	Summary of underwriting profit and loss

(Millions of Yen)

	Fiscal year ended March 31, 2009	Fiscal year ended March 31, 2010	Change	Year-on-year rate
				(%)
Underwriting profit and loss
Direct premiums written	685,837	664,984	(20,852)	(3.0)

Net premiums written	653,400	633,336	(20,063)	(3.1)
Net losses paid	400,790	403,857	3,067	0.8
Loss adjustment expenses	35,313	35,813	500	1.4
Underwriting costs and expenses	229,096	226,792	(2,304)	(1.0)
Commissions and brokerage expenses	110,378	107,151	(3,226)	(2.9)
Operating and administrative expenses on underwriting	118,718	119,640	922	0.8
Underwriting balance	(11,799)	(33,126)	(21,327)	—

Provision for outstanding claims	(1,684)	(15,154)	(13,470)
Provision for ordinary underwriting reserves	(17,619)	(22,278)	(4,658)
Provision for catastrophe reserves	5,372	4,994	378

Underwriting profit	5,445	2,293	(3,151)	(57.9)

Ratios
Loss ratio	66.7%	69.4%	2.7%
Expense ratio	35.1%	35.8%	0.7%
Underwriting balance ratio	(1.8)%	(5.2)%	(3.4)%

(Note)	Provision for ordinary underwriting reserves includes provision for underwriting reserves of earthquake insurance and of compulsory automobile insurance.

(2)	Details of direct premiums written by line of business (excludes deposit premiums)

(Millions of Yen)

Line of business	Fiscal year ended March 31, 2009			Fiscal year ended March 31, 2010
	Amounts	Composition	Year-on-year rate	Amounts	Composition	Year-on-year rate
		(%)	(%)		(%)	(%)
Fire and allied lines	121,107	17.7	1.4	121,472	18.3	0.3
Marine	17,739	2.6	(13.0)	14,069	2.1	(20.7)
Personal accident	52,289	7.6	(5.9)	49,735	7.5	(4.9)
Voluntary automobile	325,312	47.4	(1.8)	319,032	48.0	(1.9)
Compulsory automobile liability	82,384	12.0	(17.2)	76,564	11.5	(7.1)
Other	87,004	12.7	0.2	84,108	12.6	(3.3)

Total	685,837	100.0	(3.8)	664,984	100.0	(3.0)

(3) Details of net premiums written by line of business
(Millions of Yen)

Line of business	Fiscal year ended March 31, 2009			Fiscal year ended March 31, 2010
	Amounts	Composition	Year-on-year rate	Amounts	Composition	Year-on-year rate
		(%)	(%)		(%)	(%)
Fire and allied lines	95,828	14.7	(0.1)	96,566	15.2	0.8
Marine	16,593	2.5	(13.5)	13,488	2.1	(18.7)
Personal accident	52,859	8.1	(6.1)	50,605	8.0	(4.3)
Voluntary automobile	325,120	49.7	(1.9)	318,749	50.4	(2.0)
Compulsory automobile liability	80,938	12.4	(21.2)	74,187	11.7	(8.3)
Other	82,058	12.6	(1.7)	79,738	12.6	(2.8)

Total	653,400	100.0	(5.2)	633,336	100.0	(3.1)

(4)	Details of net losses paid by line of business

(Millions of Yen)

Line of business	Fiscal year ended March 31, 2009			Fiscal year ended March 31, 2010
	Amounts	Year-on-year rate	Loss ratio	Amounts	Year-on-year rate	Loss ratio	Year-on-year rate

		(%)	(%)		(%)	(%)	(%)
Fire and allied lines	42,165	(1.9)	47.9	42,668	1.2	48.1	0.2
Marine	6,908	(11.6)	42.9	8,006	15.9	61.0	18.1
Personal accident	32,363	3.7	66.9	30,830	(4.7)	66.4	(0.5)
Voluntary automobile	198,511	(4.2)	66.9	206,911	4.2	71.0	4.1
Compulsory automobile liability	73,597	(1.9)	97.3	70,780	(3.8)	102.9	5.6
Other	47,243	(5.6)	62.7	44,660	(5.5)	61.1	(1.6)

Total	400,790	(3.3)	66.7	403,857	0.8	69.4	2.7

2.	Losses paid for natural disasters (includes earthquake losses) (non-consolidated)

(Millions of Yen)

	Fiscal year ended March 31, 2009			Fiscal year ended March 31, 2010
	(a) Net losses paid	(b) Outstanding claims	(c) Total ((a)+(b))	(d) Net losses paid	(e) Outstanding claims	(f) Total ((d)+(e))
Fire and allied lines	3,878	619	4,497	8,309	2,051	10,361
Marine	0	—	0	891	9	901
Personal accident	16	0	16	23	1	25
Voluntary automobile	1,093	2	1,095	1,041	30	1,072
Other	314	15	329	545	128	674

Total claims during the current year	5,303	637	5,940	10,811	2,222	13,033

Total claims in the previous years	2,938			2,256

Total	8,241			13,068

3.	Business expenses (non-consolidated)

(Millions of Yen)

	Fiscal year ended March 31, 2009	Fiscal year ended March 31, 2010
	Amounts	Amounts	Change	Year-on-Year rate
				(%)
Loss adjustment expenses, and Operating and administrative expenses
Personnel expenses	83,250	85,383	2,133	2.6
Non-personnel expenses	68,757	68,356	(400)	(0.6)
Contributions	457	442	(15)	(3.3)
Taxes	7,621	7,422	(198)	(2.6)

Total	160,086	161,606	1,519	0.9

Underwriting costs and expenses
Operating and administrative expenses on underwriting	118,718	119,640	922	0.8
Commissions and brokerage expenses	110,378	107,151	(3,226)	(2.9)

Total	229,096	226,792	(2,304)	(1.0)

Expense ratio	35.1%	35.8%	0.7%

4.	Reserve for outstanding claims (non-consolidated)

(Millions of Yen)

	Fiscal year ended March 31, 2009		Fiscal year ended March 31, 2010
	Amounts	Change	Amounts	Change
Fire and allied lines	27,010	(1,798)	22,211	(4,799)
Marine	8,579	138	6,439	(2,139)
Personal accident	22,107	1,111	19,263	(2,843)
Voluntary automobile	139,781	1,600	130,636	(9,145)
Compulsory automobile liability	26,303	(720)	25,716	(586)
Other	59,245	(2,014)	63,604	4,359

Total	283,027	(1,684)	267,872	(15,154)

5.	Ordinary underwriting reserves (non-consolidated)

(Millions of Yen)

	Fiscal year ended March 31, 2009		Fiscal year ended March 31, 2010
	Amounts	Change	Amounts	Change
Fire and allied lines	361,153	(577)	362,647	1,493
Marine	5,856	(1,901)	4,009	(1,847)
Personal accident	27,642	(1,353)	27,873	230
Voluntary automobile	93,954	600	91,696	(2,258)
Compulsory automobile liability	195,183	(12,528)	177,127	(18,056)
Other	79,206	(1,858)	77,365	(1,841)

Total	762,998	(17,619)	740,719	(22,278)

(Note)	Underwriting reserves for earthquake insurance and compulsory automobile liability insurance are included in the above table.

6.	Catastrophe reserve (non-consolidated)

(Millions of Yen)

	Fiscal year ended March 31, 2009				Fiscal year ended March 31, 2010
	Reversal	Provision	Amounts	Reserve ratio	Reversal	Provision	Amounts	Reserve ratio
				(%)				(%)
Fire and allied lines	—	6,586	114,580	122.2	—	6,557	121,138	128.4
Marine	—	748	18,636	112.3	211	603	19,028	141.1
Personal accident	6,728	1,632	25,648	48.5	6,208	1,576	21,016	41.5
Voluntary automobile	22,755	22,357	22,357	6.9	22,357	21,909	21,909	6.9
Other	522	4,053	48,375	59.0	747	3,872	51,501	64.6

Total	30,005	35,378	229,598	40.3	29,525	34,519	234,593	42.1

(Note)	Reserve ratio = Catastrophe reserve amount / Net premiums written (excludes earthquake and compulsory automobile liability insurance) * 100

7.	Statements of Gains and Losses (non-consolidated)

	(Millions of Yen)
	Fiscal year ended March 31, 2009	Fiscal year ended March 31, 2010	Change	Year-on-year rate
				(%)
Direct premiums written (includes deposit premiums)	728,262	703,546	(24,716)	(3.4)
Direct premiums written	685,837	664,984	(20,852)	(3.0)

Ordinary profit or loss
Underwriting income	849,404	813,345	(36,058)	(4.2)
Net premiums written	653,400	633,336	(20,063)	(3.1)
Deposit premiums from policyholders	42,425	38,562	(3,863)	(9.1)
Reversal of outstanding claims	1,684	15,154	13,470	799.9
Reversal of underwriting reserves	127,712	103,651	(24,061)	(18.8)
Underwriting expenses	724,529	689,800	(34,728)	(4.8)
Net losses paid	400,790	403,857	3,067	0.8
Loss adjustment expenses	35,313	35,813	500	1.4
Commissions and brokerage expenses	110,378	107,151	(3,226)	(2.9)
Maturity refunds to policyholders	176,779	142,510	(34,269)	(19.4)

Investment income	59,005	45,131	(13,874)	(23.5)
Interest and dividends	51,124	44,999	(6,124)	(12.0)
Gain on sale of securities	31,477	16,075	(15,402)	(48.9)
Income for derivative financial instruments	—	3,470	3,470	—
Investment expenses	63,299	13,920	(49,378)	(78.0)
Loss on sales of securities	8,830	6,786	(2,044)	(23.1)
Revaluation loss on securities	35,983	2,104	(33,878)	(94.2)
Expense for derivative financial instruments	6,298	—	(6,298)	(100.0)

Operating and administrative expenses	124,773	125,792	1,019	0.8
Operating and administrative expenses on underwriting	118,718	119,640	922	0.8

Other operating income and expenses	1,340	421	(918)	(68.5)

Ordinary profit (loss)	(2,851)	29,384	32,235	—
Underwriting profit	5,445	2,293	(3,151)	(57.9)

Special gains and losses
Special gains	18,414	508	(17,905)	(97.2)
Special losses	933	6,936	6,002	643.3

Special gains and losses	17,481	(6,427)	(23,908)	(136.8)

Income before income taxes and minority interests	14,630	22,957	8,326	56.9
Income taxes	6,728	7,865	1,136	16.9
Deferred tax adjustment	(2,210)	1,967	4,178	—
Total income taxes	4,518	9,833	5,315	117.6
Net income	10,111	13,123	3,011	29.8

Ratios
Loss ratio	66.7%	69.4%	2.7%
Expense ratio	35.1%	35.8%	0.7%

Income return	2.19%	2.06%	(0.13%)
Realized return	0.85%	2.47%	1.62%

(Reference) Total return based on the market value:	Fiscal year ended March 31, 2009: -9.76%
Fiscal year ended March 31, 2010: 7.55%

(Note) See “10. Calculation methods of each indicator” for further details of calculation methods.

8.	Unrealized gain/loss on investments in securities (non-consolidated)

	(Millions of Yen)
	Fiscal year ended March 31, 2009			Fiscal year ended March 31, 2010
	Cost	Book value	Difference	Cost	Book value	Difference
Bonds	860,155	868,798	8,642	749,121	761,549	12,428
Stocks	326,251	495,726	169,475	316,370	588,239	271,869
Foreign securities	355,746	334,540	(21,206)	352,974	341,737	(11,237)
Other securities	18,452	17,946	(506)	21,378	21,907	529

Total	1,560,606	1,717,011	156,405	1,439,844	1,713,434	273,590

(Note) The above table indicates available-for-sale securities with fair value.

9.	Solvency margin ratio (non-consolidated)

		(Millions of Yen)
	As of March 31, 2009	As of March 31, 2010
(A) Total amount of solvency margin	737,341	840,210
Capital or foundation funds etc.	242,517	249,698
Reserve for price fluctuations	2,581	5,643
Contingency reserve	13	12
Catastrophe reserve	278,051	285,675
Reserve for doubtful accounts (general)	79	40
Unrealized gain or loss on available-for- sale securities (before tax effect deduction)	131,328	242,132
Unrealized gain or loss on Land	21,105	24,275
Excess refund reserve	—	—
Subordinated debts	—	—
Deduction items	13,573	13,269
Other items	75,238	46,002
(B) Total amount of risks	207,144	226,293
Ordinary insurance risks(R1)	41,627	39,271
Third-sector insurance risks(R2)	1	1
Assumed interest rate risks(R3)	3,234	3,088
Asset management risks(R4)	76,827	85,444
Business management risks(R5)	4,678	7,492
Major catastrophe risks(R6)	112,227	121,948
(C) Solvency margin ratio [(A) /{(B) *1/2}]*100	711.9%	742.5%

(Notes)	The amounts and figures indicated above are calculated in accordance with Articles 86 and 87 of the Enforcement Regulations of the Insurance Business Law and with Ministry of Finance Notification No.50 of 1996.

<Solvency margin ratio>

•

While non-life insurance companies accumulate policy reserves to prepare for the payment of insurance for actual losses incurred and maturity refund of savings-type insurance policies etc., sufficient solvency should be maintained in the event the company is exposed to an extraordinary risk that cannot be predicted because of the occurrence of a major disaster, a widespread decline in prices with regard to assets which the non-life insurance companies own, etc.

•

Solvency margin ratio ((C) in the above table) is an index calculated under the Insurance Business Law etc. that indicates the ratio of the “solvency margin of a non-life insurance company by means of its capital, reserves, etc.”((A) in the above table) to “risks which will exceed usual estimates”((B) in above table).

•	The “risks that exceed usual estimates” is the total of each of the following risk types.

i. Underwriting Risk (Ordinary Insurance Risks, Third-sector Insurance Risks):

Risks of the payment of insurance claims in excess of usual estimates (excluding major catastrophe risk)

ii. Risk of assumed interest rate (Assumed Interest Risks):

Risks that may arise as a result of an actual return on investment that is lower than the assumed interest rate at the time the insurance premium is calculated.

iii. Asset Management Risks:

Risks of retained securities and other assets fluctuating in prices in excess of usual estimates, etc.

iv. Business Management Risks:

Risks other than i through iii above and v. that may arise in the business operations in excess of usual estimates.

v. Major Catastrophe Risks:

Risks of the occurrence of major catastrophes as a result of major disasters (such as the Great Kanto earthquake, the Ise Bay Typhoon or equivalent) in excess of usual estimates

•

The “solvency margin of a non-life insurance company by means of its capital, reserves, etc.” (Total amount of solvency margin) is the amount of a non-life insurance company’s net assets, reserves (such as reserve for price fluctuations, catastrophe reserve and others), unrealized gain or loss on land etc.

•

The solvency margin ratio is one of the indices that regulatory authorities use to determine the soundness of an insurance company. It is generally held that insurance company is “adequate in terms of solvency to meet insurance payments” if the ratio is 200% or more.

10.	Calculation methods of each indicator

(1)	Underwriting profit = Underwriting income – (Underwriting expenses + Operating and administrative expenses on underwriting) ± Other income and expenses

Other income and expenses include income taxes on Compulsory automobile liability insurance.

(2)	Loss ratio & expense ratio

(a)	Loss ratio = (Net losses paid + Loss adjustment expenses) / Net premiums written * 100

(b)	Expense ratio = (Commissions and brokerage expenses + Operating and administrative expenses on underwriting ) / Net premiums written * 100

(3)	Calculation methods of each returns

Calculation methods of Income return and Realized return are as follows:

(a)	Income return:

Numerator = Interest and dividends (includes amount equivalent to Interest and dividends of Investment income from money in trust and to Investment loss from money in trust)

Denominator = Average amount of costs and amortized costs

(b)	Realized return:

Numerator = Investment income + Investment income on deposit premiums – Investment expenses

Denominator = Average amount of costs and amortized costs

(c)	Total return based on the market value (reference):

Numerator = (Investment income + Investment income on deposit premiums – Investment expenses) + (Unrealized gains and losses as of current fiscal year-end – Unrealized gains and losses as of previous fiscal year-end) +

                       changes in Net deferred gains and losses on hedge accounting

Denominator = Average amount of costs and amortized costs + Unrealized gain or loss on available-for- sale securities of previous fiscal year-end + Net unrealized gain or loss on trading securities

*1	“Unrealized gains and losses” and “Net deferred gains and losses on hedge accounting” are amount before tax-effect deduction.
*2	Trading securities include money in trust for trading purposes.

(Reference)

Investments on securitized paper and on subprime loan equivalents (As of March 31, 2010)

Investment conditions of the Company on securitized paper, as of March 31, 2010, are as follows.

In addition, consolidated subsidiaries do not hold any of these investments:

1.	CDO (Collateralized Debt Obligation)

				(Billions of Yen)

	As of March 31, 2010			(Reference) As of March 31, 2009
	Fair value	Unrealized gains or losses	Impairment losses	Fair value	Unrealized gains or losses	Impairment losses
CDO	7.8	0.1	—	8.2	(0.2)	(6.5)
Rated	7.2	—	—	6.4	(0.2)	(3.6)
Non-rated	0.6	0.1	—	1.8	—	(2.9)

(Notes)

(1)	The Company recognized impairment on securities whose fair value is determinable as of the balance sheet date if the fair value declined by 30% or more from carrying value. Also applied to the table below.
(2)	Categorizations of the rated CDO are 13% AAA, 14% AA, 62% A, and 11% BB rated.
(3)	All collateral for CDO are assets supported by corporate.
(4)	CDO by region are domestic 92% and foreign 8%.
(5)	The ratios of categorizations of the rated CDO and categorizations of the CDO by region are calculated by using fair value.
(6)	Values in impairment losses are disposed as Revaluation loss on securities or as expense for derivative financial instruments.
(7)	Other than the figures in the table above, related to CDO, the Company recorded 4.6 billion yen of income for derivative financial instruments.

2.	CMBS (Commercial Mortgage-Backed Security)

				(Billions of Yen)

	As of March 31, 2010			(Reference) As of March 31, 2009
	Fair value	Unrealized gains or losses	Impairment losses	Fair value	Unrealized gains or losses	Impairment losses
CMBS	8.8	(0.3)	(0.1)	13.1	(0.4)	—
Domestic	8.8	(0.3)	(0.1)	13.1	(0.4)	—
Foreign	—	—	—	—	—	—

(Note) Values in impairment losses are disposed as Revaluation loss on securities or as other investment expenses.

3.	CDS (Credit Default Swap)

The Company does not hold CDS securities, such as CDOs. The Company holds CDS that relate to a single credit of a firm (7.0 billion yen of short commitment notional value, -0.0 billion yen of fair value, -0.0 billion yen of valuation loss).

4.	Other equivalent investments

The Company does not hold any of SPEs, leveraged finance, financial assurance, receivables and securitized paper guaranteed by Monoline insurers, or other subprime Alt-A exposure.

5.	Subprime loan equivalent investment of the above four investments

The Company does not hold subprime loan equivalent investments.

[Definitions of securitized assets]

•     CDO: Collateralized Debt Obligation. A securitized security, which was supported as an asset, by asset pool of number of debt securities and loans. Also, non-rated CDO held by the Company are indicated as equity of CLO (Collateralized Loan Obligation. A securitized security, which was supported as an asset, by number of loans).

•     CMBS: Commercial Mortgage-Backed Security. An instrument that securitized loans of commercial real estate.

•     CDS: Credit Default Swap. A swap contract involving transaction of credit, which refers to a firm or securitized papers.

•     SPEs: Special Purpose Entities. A general term of special purpose entities that are specialized in investment of securitized papers such as SIV (Structured Investment Vehicle)

•     Monoline insurer: An insurer specialized in financial assurance (assurance of debt securities and securitized papers).

Additional information for the fiscal year ended March 31, 2010

(Non-consolidated)

	(Billions of Yen)
	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010
				Change from previous fiscal year	Change from first half of current fiscal year
Net premiums written	653.4	319.7	633.3	(20.0)	—
(increase / decrease ratio)	(5.2%)	(5.7%)	(3.1%)	2.1%	2.6%
Total assets	2,671.7	2,634.8	2,592.4	(79.2)	(42.4)
Loss ratio	66.7%	66.2%	69.4%	2.7%	3.2%
Expense ratio	35.1%	35.4%	35.8%	0.7%	0.4%
Combined ratio	101.8%	101.6%	105.2%	3.4%	3.6%
Underwriting ratio	(1.8%)	(1.6%)	(5.2%)	(3.4%)	(3.6%)
Voluntary automobile insurance
Net premiums written	325.1	160.4	318.7	(6.3)	—
(increase / decrease ratio)	(1.9%)	(1.9%)	(2.0%)	(0.1%)	(0.1%)
Underwriting balance ratio	2.3%	1.8%	(2.4%)	(4.7%)	(4.2%)
Loss ratio	66.9%	66.4%	71.0%	4.1%	4.6%
Expense ratio	30.8%	31.8%	31.4%	0.6%	(0.4%)
Fire and allied lines
Net premiums written	95.8	43.7	96.5	0.7	—
(increase / decrease ratio)	(0.1%)	(5.5%)	0.8%	0.9%	6.3%
Underwriting balance ratio	8.4%	5.9%	7.7%	(0.7%)	1.8%
Loss ratio	47.9%	50.5%	48.1%	0.2%	(2.4%)
Expense ratio	43.7%	43.6%	44.2%	0.5%	0.6%
Number of employees	7,972 persons	8,292 persons	8,257 persons	285 persons	(35 persons )
Number of insurance agents	29,852 agencies	29,055 agencies	28,520 agencies	(1,332 agencies )	(535 agencies )

(Notes)	1.	Loss ratio = (Net losses paid + Loss adjustment expenses) / Net premiums written * 100

	2.	Expense ratio = (Commissions and brokerage expenses + Operating and administrative expenses on underwriting) / Net premiums written * 100

	3.	Combined ratio = Loss ratio + Expense ratio

	4.	Underwriting balance ratio = 100% – Combined ratio

	5.	In “Change from previous fiscal year” and “Change from first half of current fiscal year,” numbers with % shows change of percentage.

	6.	Number of employees does not include numbers of agent trainees nor in-house agents but includes numbers of employees who are loaned from other companies.

<Reference> Highlights of consolidated financial statements

					(Billions of Yen)
	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010
				Change from previous fiscal year	Change from first half of current fiscal year
Operating income	949.1	444.5	903.1	(46.0)	—
Net premiums written	663.8	325.7	645.0	(18.8)	—
(increase / decrease ratio)	(5.0)%	(5.5)%	(2.8)%	2.2%	2.7%
Life insurance premiums	63.5	31.1	66.3	2.7	—
(increase / decrease ratio)	(0.9)%	(3.1)%	4.4%	5.3%	7.5%
Ordinary profit	(3.0)	31.8	30.8	33.9	—
Net income	9.9	18.8	14.0	4.0	—

1.	Disclosure of doubtful debt (non-consolidated)

[Risk monitored loans]

			(Billions of Yen)
	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010
Loans to bankrupt borrowers	0.0	0.0	0.0
Delinquent/overdue loans	1.6	1.4	1.1
Delinquent/overdue loans for three months or more	—	0.0	—
Restructured loans	0.1	0.4	0.5

Total	1.8	1.9	1.7
(Ratio against total loans)	0.8%	0.9%	0.8%

(Reference) Total loans	229.6	232.4	227.4

[Result of asset self-assessment by the Company] (non-consolidated)

	(Billions of Yen)

	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010
Not classified	2,663.8	2,623.4	2,585.0

Class II	7.9	11.5	7.4
Class III	14.7	14.9	1.7
Class IV	36.6	0.7	15.5
(Sub-total)	59.2	27.2	24.7

Total	2,723.0	2,650.7	2,609.7

(Notes)	1.	Total is described the amount before amortized or provisioned, however the amount of class III and IV have been fully amortized and/or provisioned.
	2.	The amount Class IV as of March 31, 2009 does not include 81 million yen of impairment loss for tangible asset recognized in first half of fiscal year 2008.
	3.	The amount Class IV as of March 31, 2010 does not include 68 million yen of impairment loss for tangible asset recognized in first half of fiscal year 2009.

2.	Impairment losses on securities (non-consolidated)

	(Billions of Yen)

	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010
Bonds	—	—	—
Stocks	18.5	0.1	1.2
Foreign securities	12.9	0.1	0.0
Other securities	4.5	—	0.8

Total	35.9	0.3	2.1

*	Adopted rule for proceeding impairment losses

All securities which have fair value recognized impairment loss if fair values have declined 30% or more against to their book values at the end of fiscal period.

3.	Loss on structured finance related to the subprime issue in U.S (non-consolidated)

There is no asset held related to sub-prime loans as of March 31, 2010. Further information about structured finance held by company is described on “Investments on securitized paper and on subprime loan equivalents (As of March 31, 2010)” of the reference material.

4.	Proceeding impairment losses on fixed assets (non-consolidated)

	(Billions of Yen)

	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010
Land	0.2	0.0	0.0
Buildings	0.1	0.0	0.2
Other	0.0	—	—

Total	0.4	0.0	0.2

5.	Unrealized gains or losses on investments in securities (non-consolidated)

	(Billions of Yen)

	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010
Bonds	8.6	14.2	12.4
Stocks	169.4	248.1	271.8
Foreign securities	(21.2)	(26.4)	(11.2)
Other securities	(0.5)	0.3	0.5

Total	156.4	236.2	273.5

(Note) Above figures show difference between cost and book values for available-for-sale securities with fair value.

6.	Sales result of insurance products for third sector insurance (note 2) (non-consolidated)

	(Hundreds)
	Total numbers as of March 31, 2010		Details
	Numbers	Increase/decrease of numbers from previous fiscal year	By the Company	By subsidiaries
Number of contracts	1,522	43	1,027	494

(Notes)	1. Above figures are the number of contracts by the Company and subsidiaries from April 1, 2009 to March 31, 2010.
2. It shows the number of contract for medical insurance and cancer insurance does not include accident insurance and nursing insurance.

7.	Natural disasters (non-consolidated)

			(Billions of Yen)

	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010
Direct losses paid	6.0	2.3	11.4
Net losses paid	5.3	2.1	10.8
Unpaid losses (Note 2)	0.6	0.9	2.2

(Notes)	1.	The above amount describes paid losses and unpaid losses related to natural disasters that occurred within this fiscal year.
	2.	Unpaid losses equals to loss reserves minus reinsurance claim reserves.
	3.	The amount of natural disaster includes losses caused by earthquakes.

8.	Amount, reserve ratio and change in reserve for catastrophe reserve

							(Billions of Yen)

Line of business	As of March 31, 2009			As of September 30, 2009			As of March 31, 2010
	Amount	Reserve ratio	Change in	Amount	Reserve ratio	Change in	Amount	Reserve ratio	Change in
Fire and allied lines	114.5	122.2%	6.5	117.5	137.7%	2.9	121.1	128.4%	6.5
Marine	18.6	112.3%	0.7	18.9	142.5%	0.3	19.0	141.1%	0.6
Personal accident	25.6	48.5%	1.6	24.6	44.7%	0.8	21.0	41.5%	1.5
Voluntary automobile	22.3	6.9%	22.3	17.2	5.4%	11.0	21.9	6.9%	21.9
Other	48.3	59.0%	4.0	50.2	56.8%	2.1	51.5	64.6%	3.8

Total	229.5	40.3%	35.3	228.6	40.6%	17.3	234.5	42.1%	34.5

(Notes)	1.	Reserve ratio=(Amount of catastrophe reserve) / (Net premiums written excluding earthquake insurance for individuals and compulsory automobile insurance)*100
		At first half of fiscal year, net premiums written excluding earthquake insurance for individuals and compulsory automobile insurance is doubled.
	2.	Change in amount is counted for gross amount.

9.	Reinsurance assumed

	(Billions of Yen)

Line of business	As of March 31, 2009		As of March 31, 2010
	Net premiums assumed	Net losses assumed	Net premiums assumed	Net losses assumed
Fire and allied lines	4.3	3.0	4.3	1.8
Marine	3.6	1.9	2.6	1.5
Personal accident	1.6	1.2	1.7	1.4
Voluntary automobile	2.6	1.8	2.5	1.7
Compulsory automobile liability	54.9	73.5	50.1	70.7
Other	3.0	1.0	2.8	1.8

Total	70.3	82.6	64.3	79.1

10.	Reinsurance ceded

	(Billions of Yen)

Line of business	As of March 31, 2009		As of March 31, 2010
	Net premiums assumed	Net losses assumed	Net premiums assumed	Net losses assumed
Fire and allied lines	29.6	10.5	29.2	5.4
Marine	4.8	1.8	3.2	2.2
Personal accident	1.0	0.2	0.9	0.4
Voluntary automobile	2.8	2.0	2.8	2.1
Compulsory automobile liability	56.3	76.3	52.5	76.4
Other	8.0	1.2	7.1	2.3

Total	102.7	92.3	95.9	89.2

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Risks associated with non-life insurance business, life insurance business, and other businesses in which NKSJ group participates

(3)	Changes to laws, regulations, and systems

(4)	Risk of natural disasters

(5)	Occurrence of unpredictable damages

(6)	Reinsurance risk

(7)	Overseas business risk

(8)	Effects of declining stock price

(9)	Effects of fluctuation in exchange rate

(10)	Effects of fluctuation in interest rate

(11)	Liquidity risk

(12)	Effects of decline in creditworthiness of investment and/or loan counterparties

(13)	Credit rating downgrade

(14)	Litigation risk

(15)	Risk concerning retirement benefit liabilities

(16)	Occurrence of personal information leak

(17)	Damage on business operations by major disasters

(18)	Effects resulting from business integration

(19)	Other risks

[English Translation]

NKSJ Holdings, Inc.

Forecasts of Financial Results for the fiscal year ending March 31, 2011 and Management Policy

[Note: This document is an unofficial English translation of the Japanese original.]

NKSJ Holdings, Inc.

Forecasts of Financial Results for the fiscal year ending March 31, 2011 and Management Policy

May 20, 2010

Company Name:	NKSJ Holdings, Inc.
Listed on:	Tokyo and Osaka Stock Exchange (First section)
Stock Code Number:	8630
URL:	http://www.nksj-hd.com/
Representative Director:	Masatoshi Sato, President & CEO
Contact:	Kazuhisa Tamura, Manager, Accounting Department

Note) Amounts indicated are truncated, and percentages indicated are rounded.

1. Forecasts of Consolidated Financial Results for the fiscal year ending March 31, 2011 (April 1, 2010 to March 31, 2011)

Note) Percentage figures for the entire fiscal year are year-on-year comparisons.

Percentage figures for the first half fiscal year are changes from the same period of the previous fiscal year.

	Ordinary income		Ordinary profit		Net income		Net income per share
	millions of yen	%	millions of yen	%	millions of yen	%	yen
First half fiscal year	1,323,000	—	17,000	—	9,000	—	5.41
Entire fiscal year	2,642,000	—	48,000	—	25,000	—	15.04

Notes) Number of shares outstanding at beginning of year used as the basis for calculating the net income per share

 Total shares outstanding	:	1,661,263,278 shares
‚ Treasury stock	:	None

2. Dividends

	Dividends per share					Dividend pay-out ratio (Consolidated)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	%
Fiscal year ending March 31, 2011 (Forecast)	—	—	—	20.00	20.00	132.9

(Note for using forecasted information etc.)

The forecasts included in this document are based on the currently available information and certain assumptions that we believe reasonable. Accordingly, the actual results may differ materially from those projected herein depending on various factors. For assumptions underlying the above forecasts and other related matters, please refer to “Forecasts for fiscal 2010” on Page 2 and “Note Regarding Forward-looking Statements” on Page 5.

1

Policy on shareholder returns and fiscal 2010 dividend

While maintaining financial soundness and boosting capital efficiency through investment in growth businesses, we aim to return profits to shareholders primarily by paying a stable dividend supplemented by stock buybacks where warranted by our level of capital. We target a total payout ratio* of 50%, such that total shareholder returns amount to 50% of adjusted profit (excluding any increase in embedded value).

Based on our current earnings forecasts for the year ending March 31, 2011 (fiscal 2010), we are planning to pay a dividend of 20 yen per share.

Our articles of incorporation allow us to pay an interim dividend in accord with Article 454, Section 5 of the Companies Act should our board of directors agree to do so, but we currently plan to pay only a single annual dividend.

*	Total payout ratio = (total dividend + total stock buybacks) / adjusted profit (excluding increase in embedded value of life insurance subsidiaries)

Forecasts for fiscal 2010

We forecast consolidated ordinary income of 2,642 billion yen, consolidated ordinary profit of 48 billion yen, and consolidated net profit of 25 billion yen for the fiscal year ending March 31, 2011 (fiscal 2010). Our assumptions relating to insurance underwriting are based on an extrapolation from past trends, while we have allowed for 38 billion yen in net claims paid due to natural disasters.

Our forecasts relating to asset investment performance assume that market interest rates, exchange rates, and stock prices remain at or near their levels as of end-March 2010.

Management policies

(1) Basic management policies

NKSJ Holdings, Inc. was launched on April 1, 2010, to integrate SOMPO JAPAN INSURANCE INC. and NIPPONKOA Insurance Co., Ltd., under a single holding company. NKSJ Group’s basic management policies are as follows.

Recognizing its social responsibility and public mission in insurance and financial services, the NKSJ Group pursues sustained growth by executing management strategies for the entire group through operations premised on building highly transparent governance systems and ensuring effective risk management and compliance. (The No.1 group for “growth” and “customers’ trust”)

	We will enhance management efficiency through collaboration in all areas of the NKSJ Group’s operations to ensure that the effects of the business integration are realized as soon as possible.

‚	Drawing on the solid financial foundation and human resources provided by the business integration, we will strategically invest resources in growth areas in the aim of bolstering earnings on a group-wide basis and enhancing our corporate value.

ƒ	We will endeavor to enhance operations quality in all of our service processes and provide customers with absolute peace of mind and the highest quality services so as to strengthen the trust that customers place in us.

„	Utilizing our core business strengths in areas such as the environment, health, and medical care, we will fulfill our corporate social responsibility and help to build a sustainable society through active dialog with stakeholders.

…	We will actively undertake human resources exchanges within the group, effectively utilize know-how, and invigorate our workforce to realize a vibrant and open NKSJ Group that grows together with its employees.

(2) Management targets and medium- to long-term business strategies

The NKSJ Group announced numerical management targets in October 2009. We are currently drafting a more specific plan reflecting our financial results for the year ended March 31, 2010 (fiscal 2009), and other subsequent developments. Details will be announced once finalized.

(3) Issues to be addressed

In fiscal 2010, NKSJ Holdings’ inaugural fiscal year, we will be working to make the NKSJ Group No.1 for growth and customers’ trust. We aim to achieve sustained growth and boost corporate value by meeting the expectations of customers and society through our domestic non-life and life insurance and our overseas operations and by capitalizing on integrative synergies as rapidly as possible.

2

Forecast for FY2010 (1) (NKSJ Consolidated Basis)

Billions of yen

FY2010 (estimation)

Ordinary income 2,642.0

(P&C Net premiums written) 1,962.0

(Life insurance premiums) 182.0

Ordinary profit 48.0

Net income 25.0

Dividend per share 20 yen

Billions of yen

Ordinary income Net income

SJ (consolidated) 34.0 17.0

+

NK (consolidated) 25.0 15.0

+

Consolidated

adjustments -11.0 -7.0

=

NKSJ (consolidated) 48.0 25.0

<Consolidated adjustments>

–In establishing NKSJ Holdings, the purchase method was applied to account for the business combination. Main components of the “Consolidated adjustments” at left in NKSJ Holdings’ fiscal 2010 consolidated earnings forecasts are adjustments associated with use of the purchase method.

–Goodwill is currently being calculated. We do not currently envisage it being a large amount. Our results forecasts therefore do not include any goodwill amortization.

3

NKSJ HOLDINGS

Billions of yen

	Sompo Japan			Nipponkoa		
	FY2009(A)	FY2010(E)	Change	FY2009(A)	FY2010(E)	Change
Net premiums written	1,258.8	1,268.0	+9.1	633.3	635.0	+1.6
(excl. CALI)	1,094.1	1,104.5	+10.3	559.1	560.1	+1.0
Loss ratio	73.9%	72.9%	-0.9pt	69.4%	67.5%	-1.9pt
(excl. financial guarantee * / CALI)	63.9%	64.0%	+0.1pt	65.0%	62.8%	-2.2pt
Expense ratio	34.1%	33.1%	-0.9pt	35.8%	35.6%	-0.2pt
(excl. CALI)	35.2%	34.2%	-1.0pt	37.3%	37.1%	-0.2pt
Combined ratio	107.9%	106.1%	-1.9pt	105.2%	103.2%	-2.0pt
(excl. financial guarantee* / CALI)	99.1%	98.3%	-0.9pt	102.2%	99.9%	-2.3pt
Underwriting profit	-2.5	-14.0	-11.4	2.2	-2.0	-4.2
Investment profit	65.2	59.0	-6.2	31.2	32.0	+0.8
Ordinary profit	50.3	31.5	-18.8	29.3	25.0	-4.3
Net income	42.7	17.0	-25.7	13.1	15.0	+1.8

4

Forecast for FY2010 ②

(Two Major P&C Insurers, Non - consolidated basis)

Billions of yen

Sompo Japan

FY2009(A) FY2010(E) Change

Net premiums written 1,258.8 1,268.0 +9.1

(excl. CALI) 1,094.1 1,104.5 +10.3

Loss ratio 73.9% 72.9% -0.9pt

(excl. financial guarantee 63.9% 64.0% +0.1pt

* / CALI)

Expense ratio 34.1% 33.1% -0.9pt

(excl. CALI) 35.2% 34.2% -1.0pt

Combined ratio 107.9% 106.1% -1.9pt

(excl. financial guarantee* 99.1% 98.3% -0.9pt

/ CALI)

Underwriting profit -2.5 -14.0 -11.4

Investment profit 65.2 59.0 -6.2

Ordinary profit 50.3 31.5 -18.8

Net income 42.7 17.0 -25.7

Nipponkoa

FY2009(A) FY2010(E) Change

633.3 635.0 +1.6

559.1 560.1 +1.0

69.4% 67.5% -1.9pt

65.0% 62.8% -2.2pt

35.8% 35.6% -0.2pt

37.3% 37.1% -0.2pt

105.2% 103.2% -2.0pt

102.2% 99.9% -2.3pt

2.2 -2.0 -4.2

31.2 32.0 +0.8

29.3 25.0 -4.3

13.1 15.0 +1.8

* “Excl. financial guarantee” excludes only financial guarantee related losses, and does not exclude premiums or loss adjustments, claims expenses.

4

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below.

(1) Effects of deterioration of economic and business conditions in Japan

(2) Risks associated with non-life insurance business, life insurance business, and other businesses in which NKSJ group participates

(3) Changes to laws, regulations, and systems

(4) Risk of natural disasters

(5) Occurrence of unpredictable damages

(6) Reinsurance risk

(7) Overseas business risk

(8) Effects of declining stock price

(9) Effects of fluctuation in exchange rate

(10) Effects of fluctuation in interest rate

(11) Liquidity risk

(12) Effects of decline in creditworthiness of investment and/or loan counterparties

(13) Credit rating downgrade

(14) Litigation risk

(15) Risk concerning retirement benefit liabilities

(16) Occurrence of personal information leak

(17) Damage on business operations by major disasters

(18) Effects resulting from business integration

(19) Other risks

5

[English Translation]

NKSJ Holdings, Inc.

Announcement of Embedded Value of Life Insurance Subsidiaries as of March 31, 2010

[English Translation]

March 20, 2010

To whom it may concern:

Corporate Name:	NKSJ Holdings, Inc.
Name of the Representative:	Makoto Hyodo Chairman & Co-CEO
Name of the Representative:	Masatoshi Sato President & Co-CEO
(Securities Code: 8630 TSE, OSE)

Announcement of Embedded Value of Life Insurance Subsidiaries as of March 31, 2010

NKSJ Holdings Inc. hereby announces embedded value (“EV”) of its life insurance subsidiaries, namely Sompo Japan Himawari Life Insurance Co., Ltd. (“Sompo Japan Himawari Life”) and NIPPONKOA Life Insurance Co., Ltd. (“Nipponkoa Life”), as of March 31, 2010.

While Sompo Japan Himawari Life has disclosed traditional embedded value (“TEV”), it has hereby decided to disclose market consistent embedded value (“MCEV”) in compliance with the MCEV Principles beginning the end of March 2010.

<Sompo Japan Himawari Life>

Sompo Japan Himawari Life’s MCEV as of March 31, 2010 is 290.7 billion yen, increased by 63.6 billion yen from the end of previous fiscal year.

	(Billion yen)
	March 31, 2010	March 31, 2009	Change
MCEV	290.7	227.2	+63.6
Adjusted net worth	75.0	71.1	+4.0
Value of in-force business	215.7	156.1	+59.6
New business value	23.8	16.5	+7.3

<Nipponkoa Life>

Nipponkoa Life’s TEV as of March 31, 2010 is 96.1 billion yen, increased by 10.1 billion yen from the end of previous fiscal year.

	(Billion yen)
	March 31, 2010	March 31, 2009	Change
TEV	96.1	85.9	+10.1
Adjusted net worth	29.0	26.4	+2.6
Value of in-force business	67.1	59.5	+7.6
New business value	1.3	1.3	-0.0

- End -

[Attachment]

•	Sompo Japan Himawari Life’s Disclosure of Market Consistent Embedded Value as of March 31, 2010

•	NIPPONKOA Life Insurance Discloses its Embedded Value as of March 31, 2010

NKSJ Holdings, Inc.

26-1, Nishi-Shinjuku 1chome,

Shinjuku-ku, Tokyo 160-8338, Japan

Head of Investor Relations

Corporate Planning Department

Shinichi Hara

E-mail: shinichi.hara@nksj-hd.co.jp

URL: http://www.nksj-hd.com/

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Risks associated with non-life insurance business, life insurance business, and other businesses in which NKSJ group participates

(3)	Changes to laws, regulations, and systems

(4)	Risk of natural disasters

(5)	Occurrence of unpredictable damages

(6)	Reinsurance risk

(7)	Overseas business risk

(8)	Effects of declining stock price

(9)	Effects of fluctuation in exchange rate

(10)	Effects of fluctuation in interest rate

(11)	Liquidity risk

(12)	Effects of decline in creditworthiness of investment and/or loan counterparties

(13)	Credit rating downgrade

(14)	Litigation risk

(15)	Risk concerning retirement benefit liabilities

(16)	Occurrence of personal information leak

(17)	Damage on business operations by major disasters

(18)	Effects resulting from business integration

(19)	Other risks

May 20, 2010

Sompo Japan Himawari Life Insurance Co., Ltd.

Disclosure of Market Consistent Embedded Value as at March 31, 2010

Sompo Japan Himawari Life Insurance Co., Ltd. (“Himawari Life”, President: Toshio Matsuzaki) has in the past disclosed its Traditional Embedded Value (“TEV”) for its life insurance business.

As disclosure of embedded values (“EV”) in compliance with the European Embedded Value (“EEV”) Principles and its successor, the European Insurance CFO Forum Market Consistent Embedded Value Principles©1 (“MCEV Principles”), is becoming widely adopted in Japan and abroad, Himawari Life has decided to disclose its market consistent embedded value (“MCEV”) in compliance with the MCEV Principles beginning at the end of March 2010 in order to promote understanding of the status of Himawari Life.

Himawari Life has also calculated its MCEV as at March 31, 2009 disclosed herein. Please refer to “5. Reconciliation analysis from TEV (as at the end of March 2009)” for an analysis of the differences between MCEV and TEV as at the end of March 2009.

Highlights

The MCEV of Himawari Life as at March 31, 2010 is 290.7 billion Yen, up by 63.6 billion Yen compared with its level at March 31, 2009.

	(in Billions of Yen)
	As at March 31, 2010	As at March 31, 2009	Change
MCEV	290.7	227.2	63.6
Adjusted net worth	75.0	71.1	4.0
Value of in-force	215.7	156.1	59.6
New business value	23.8	16.5	7.3

1	Copyright© Stichting CFO Forum Foundation 2008

1

2

1. Introduction

1.1.	About MCEV

Embedded values have been widely used in Europe and Canada as an effective measure to calculate the value and business results of life insurance companies in order to reinforce financial information available from statutory accounting standards, considering the nature of life insurance business where there is generally a time lag from acquisition of new policies to realization of profits arising from those policies.

MCEV represents the present value of current and future distributable earnings to shareholders generated from assets allocated to the covered business after sufficient allowance for the aggregate risks in the covered business. MCEV can be expressed as the EV evaluated using methods consistent with the market valuation of financial products traded in the financial markets and consists of the “corporate net asset value” and the “present value of future profits from existing business”.

Insurance companies have widely disclosed EV in compliance with the EEV Principles since the CFO Forum formed by the Chief Financial Officers (CFO) of major insurance companies in Europe issued the EEV Principles in May 2004. The CFO Forum released the MCEV Principles in June 2008, defining market consistent valuation methods to further enhance the consistency of valuation standards. EV disclosure compliant with MCEV Principles becomes mandatory for companies participating in the CFO Forum starting in the year ending December 31, 2011, while EV disclosure compliant with EEV Principles is currently mandatory for these companies.

Himawari Life has decided to disclose its EV in compliance with the MCEV Principles beginning at the end of March 2010 in order to facilitate understanding of the status of Himawari Life, as EV disclosure in compliance with the EEV Principles or the MCEV Principles has been promoted in Japan.

1.2.	Covered business

The business covered in this report is the life insurance business written by Himawari Life. Any calculation results in this report do not reflect life insurance business or non-life insurance business written by other life and non-life insurance companies in the NKSJ Group.

1.3.	Statement of directors

The Board of Directors of Himawari Life states that the MCEV results presented here were prepared in compliance with the MCEV Principles except for points of special notice. Please refer to “1.5. Compliance with MCEV Principles” for areas of non-compliance with the individual Principles and Guidelines defined in the MCEV Principles.

3

1.4.	Opinion of outside specialist

Himawari Life requested Milliman, Inc., an external actuarial consulting firm with expert knowledge in the area of MCEV valuations, to review the methodology, assumptions and calculations and obtained an opinion from Milliman, Inc. Please refer to “6. Opinion of Outside Specialist” for details.

1.5.	Compliance with MCEV Principles

We have calculated our MCEV in accordance with the calculation methodologies and assumptions prescribed in the MCEV Principles. Areas of non-compliance with individual Principles and Guidance in the MCEV Principles are as follows:

•

MCEV results in this report are solely for the life insurance business written by Himawari Life, and they are not the consolidated results of the NKSJ Group. The MCEV results do not reflect the life or casualty insurance business written by any other life or casualty insurance companies within the NKSJ Group.

•	Group MCEV, as prescribed in the MCEV Principles, is not considered in this report, as the report is for Himawari Life on a standalone basis.

•	Adjusted net worth is based on Japanese GAAP, not on International Financial Reporting Standards (IFRS).

•

Sensitivity analysis assuming the minimum level of statutory required capital is not carried out. This is because the base case required capital assumption is set to the level of capital required to maintain a statutory solvency margin ratio of 600% under the current regime, and the minimum level of statutory required capital is not expected to differ greatly from this current assumption, if it is measured based on the revised statutory solvency regime scheduled to be effective from the fiscal year starting on April 1, 2011.

4

2. MCEV Results

2.1.	MCEV results

The MCEV of Himawari Life as at March 31, 2010, is 290.7 billion Yen, up by 63.6 billion Yen compared with its level at March 31, 2009.

	(in Billions of Yen)
	As at March 31, 2010	As at March 31, 2009	Change
MCEV	290.7	227.2	63.6
Adjusted net worth	75.0	71.1	4.0
Value of in-force	215.7	156.1	59.6
New business value	23.8	16.5	7.3

2.2.	Adjusted net worth

The adjusted net worth is defined as the market value of assets allocated to the covered business in excess of statutory policy reserves and other liabilities as at the valuation date. More specifically, the adjusted net worth is the net assets on the statutory balance sheet plus the price fluctuation reserve, contingency reserves, unallocated amount within dividend reserves, general provision for loan losses, unrealized gains or losses on held-to-maturity bonds and unrealized gains or losses on derivatives minus intangible fixed assets and tax adjustments on these seven items. Its breakdown is shown below.

The adjusted net worth at the end of March 2010 consists entirely of free surplus. Please refer to section 4.4 for the method of calculation of required capital.

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	(in Billions of Yen)
	As at March 31, 2010	As at March 31, 2009	Change
Adjusted net worth	75.0	71.1	4.0
Total net assets	55.4	53.2	2.2
Reserve for price fluctuations	0.8	0.7	0.1
Contingency reserves	15.4	13.8	1.5
Reserve for possible loan losses	0.0	0.0	(0.0)
Unallocated amount within dividend reserves	0.0	0.0	0.0
Unrealized gains or losses on held-to-maturity securities	19.1	15.4	3.7
Unrealized gains or losses on derivatives	(0.0)	(0.1)	0.1
Intangible fixed assets	(4.6)	(1.8)	(2.7)
Tax effect related to above seven items	(11.1)	(10.1)	(1.0)

	(in Billions of Yen)
	As at March 31, 2010	As at March 31, 2009	Change
Adjusted net worth	75.0	71.1	4.0
Free surplus	75.0	71.1	4.0
Required capital	0.0	0.0	0.0

2.3.	Value of in-force

The value of in-force reflects the value of distributable earnings to shareholders generated in the future from the existing business, expressed as a present value as at the valuation date (March 31, 2010), which is the certainty equivalent present value of future profits net of the time value of options and guarantees, the frictional costs and the cost of non-hedgeable risks, broken down as below. Please refer to “4. Calculation method of MCEV” for details of each component.

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	(in Billions of Yen)
	As at March 31, 2010	As at March 31, 2009	Change
Value of in-force	215.7	156.1	59.6
Certainty equivalent present value of future profits	307.8	253.0	54.8
Time value of options and guarantees	(14.5)	(14.3)	(0.2)
Frictional costs	(0.4)	(0.3)	(0.1)
Cost of non-hedgeable risks	(77.1)	(82.3)	5.1

2.4.	New business value

Policies considered in the calculation of new business value are those issued during the Japanese fiscal year starting April 1, 2009 and ending March 31, 2010 (referred to as “the fiscal year” hereinafter), which is consistent with the financial information we have disclosed. Policies expected to be acquired in the future are not considered in the calculation of new business value. The new business value is evaluated as at the valuation date (March 31, 2010) and is calculated under the same assumptions used for the value of in-force. Actual investment gains and losses during the fiscal year are considered, as the value of new business includes profits and losses from issue to the end of March 2010. A breakdown of the new business value is shown below.

	(in Billions of Yen)
	As at March 31, 2010	As at March 31, 2009	Change
Value of new business	23.8	16.5	7.3
Certainty equivalent present value of future profits	35.8	29.3	6.4
Time value of options and guarantees	(0.5)	(0.6)	0.1
Frictional costs	(0.0)	(0.0)	(0.0)
Cost of non-hedgeable risks	(11.5)	(12.3)	0.8

2.5.	New business margin

The new business margin presented below is the ratio of the new business value to the present value of new business premium income2.

[2]

The present value of new business premium income is calculated applying the same assumptions as are used for the calculation of new business value, and is based on the premiums before the deduction of reinsurance premiums.

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			(in Billions of Yen)
	As at March 31, 2010	As at March 31, 2009	Change
Value of new business	23.8	16.5	7.3
Present value of new business premiums collected	224.0	214.2	9.7
Value of new business / Present value of new business premiums collected	10.6%	7.7%	2.9%

Relationships between the annualized premiums from new business and the present value of new business premiums collected for the fiscal year are as follows:

			(in Billions of Yen)
	As at March 31, 2010	As at March 31, 2009	Change
Single premiums from new business	2.2	1.9	0.3
Annualized level premiums from new business[3]	27.9	25.2	2.7
Average annual premium multiplier[4]	7.9	8.4	-0.5

2.6.	Reconciliation analysis from MCEV as at the end of March 2009

The table below shows the reconciliation analysis of the MCEV as at March 31, 2010, with the MCEV as at March 31, 2009, in the format prescribed by the MCEV Principles. Please refer to “5. Reconciliation analysis from TEV (as at the end of March 2009)” for an analysis of the differences between the MCEV and TEV as at the end of March 2009.

[3]

Annualized level premiums from new business are calculated as the number of premium payments made in a year multiplied by the premium amount per payment. It should be noted that the definition of annualized premiums here is different from that used in disclosures such as the financial results and annual reports.

[4]	The average annual premium multiplier is calculated as (Present value of new business premium income – Single premiums from new business) / Annualized level premiums from new business.

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	(in Billions of Yen)
	Free surplus	Required capital	Value of in-force	MCEV
Opening MCEV (MCEV as at March 31, 2009)	71.1	0.0	156.1	227.2
Opening adjustments	—	—	—	—

Adjusted opening MCEV	71.1	0.0	156.1	227.2

New business value	—	—	23.8	23.8
Expected existing business contribution (risk-free rate)	0.6	0.0	8.9	9.5
Expected existing business contribution (in excess of risk free rate)	0.6	0.0	5.5	6.1
Transfers from value of in-force and required capital to free surplus	1.3	0.0	(1.3)	0.0
On new business	(17.1)	0.0	17.1	0.0
Actuarial experience variances	0.6	0.0	0.0	0.6
Actuarial assumption changes	0.0	0.0	(4.2)	(4.2)
Other operating variance	0.0	0.0	1.9	1.9
Operating MCEV earnings	3.1	0.0	34.6	37.7

Economic variances	0.8	0.0	25.0	25.9

Other non operating variance	—	—	—	—

Total MCEV earnings	4.0	0.0	59.6	63.6

Closing MCEV (MCEV as at March 31, 2010)	75.0	0.0	215.7	290.7

(1)	Opening adjustments

This reflects such items as capital and dividend flows and foreign exchange variances of acquired/divested business. There were no dividends paid to shareholders or other adjustments that would usually be part of this line.

(2)	New business value

This reflects the value of new business acquired during the fiscal year as at the valuation date (March 31, 2010). With regards to the calculation method of new business value, please refer to section 2.4.

(3)	Expected existing business contribution (risk-free rate)

This includes the amount of release of the time value of options and guarantees and allowance for non-hedgeable risks, in addition to the impact of the unwinding of the discount effect in accordance with the elapse of time, as the expected future distributable earnings to shareholders are discounted at the risk-free rate.

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(4)	Expected existing business contribution (in excess of risk-free rate)

Future asset investment income is calculated using a risk free rate, as the value of in-force is calculated based on a market consistent valuation method. This item reflects the profits expected in excess of the risk-free rate generated by holding risky assets such as corporate bonds and foreign securities. The expected yield used to calculate the expected profit in excess of the risk-free rate for the fiscal year was 1.63%, which was calculated by reflecting our view of the market environment and annual investment plans for the fiscal year against the market value of the asset balance at the end of the previous fiscal year.

(5)	Transfers from value of in-force and required capital to free surplus

This reflects changes in the free surplus arising from the transfer of the profits expected in the fiscal year from the existing business value to the free surplus and from changes in the required capital under the adjusted net worth. The transfer of profits, the first item, includes the transfer of expected profits that it was assumed would be realized during the fiscal year under the MCEV calculation as at March 31, 2009, and the transfer of profits for the fiscal year calculated under the new business value for the fiscal year. The value of MCEV itself does not change as a result of this transfer as the transfer merely constitutes an internal shift among MCEV components.

(6)	Actuarial experience variances

These variances reflect the impact on MCEV of the differences between actual and expected profits transferred to the adjusted net worth during the fiscal year, and of the differences between the actual policies in-force as at March 31, 2010 and the sum of expected business remaining as at March 31, 2010 and the new business acquired during the fiscal year in-force as at March 31, 2010.

As shown in section 3.2 (5), one-time expenses incurred in the fiscal year that are not expected to occur in the future are not considered in setting future expense assumptions. This variance reflects the impact of one-time expenses incurred during the fiscal year.

(7)	Actuarial assumption changes

This shows the impact of changes in the non-financial assumptions, mainly mortality and morbidity rates, surrender and lapse rates and operating expense rates. The negative impact on MCEV is explained by changes in surrender and lapse rates.

(8)	Other operating variance

This reflects the impact of model improvements and updates used in calculating MCEV.

(9)	Operating MCEV earnings

This reflects the aggregate amount of items (2) through to (8).

(10)	Economic variances

This reflects the impact of changes in economic assumptions, such as risk free rates and implied volatilities, from those reflecting the market environment when calculating MCEV as at March 31, 2009 to those as at the end of March 2010 and the impact of the difference between actual and expected asset investment income for the fiscal year including that in excess of risk free rate. The former impact contributed approximately to a 25 billion yen increase in MCEV due to an increase in long-term interest swap rates and a decrease in interest swaption implied volatilities, while the latter contributed approximately to an 800 million yen impact on adjusted net worth.

(11)	Other non operating variance

There were no other non operating variances.

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2.7.	Sensitivity analysis

The impacts of changing various underlying assumptions of the MCEV calculation are as follows.

Sensitivity analysis

				(in Billions of Yen)
Assumption	Change in Assumption	MCEV	Change in Amount	Rate of Change
Base case	No change	290.7	0.0	0%
Interest rates	100bp decrease	259.8	(30.9)	(11)%
	100bp increase	303.6	12.8	4%
Stock / Real estate market values	10% decrease	290.7	(0.0)	(0)%
Stock / Real estate implied volatility	25% increase	290.7	0.0	0%
Interest swaption implied volatility	25% increase	287.5	(3.2)	(1)%
Maintenance expenses	10% decrease	300.2	9.5	3%
Surrender and lapse rates	x 0.9	312.8	22.1	8%
Mortality rates	Death protection products x 0.95	297.0	6.3	2%
	Third-segment (A&H) products and annuity products x 0.95	290.7	(0.1)	(0)%
Morbidity rates	x 0.95	295.3	4.6	2%

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The change in adjusted net worth under the sensitivities to interest rates and market values of stock and real estate are shown in the table below. For the other sensitivities only the value of in-force has changed.

Interest rates	100bp decrease	55.3
	100bp increase	(51.1)
Stock / Real estate market value	10% decrease	(0.0)

Sensitivity analysis of new business value

		(in Billions of Yen)
Assumption	Change in Assumption	New Business Value	Change in Amount	Rate of Change
Base case	No change	23.8	0.0	0%
Interest rates	100bp decrease	21.8	(2.0)	(8)%
	100bp increase	24.2	0.4	2%
Stock / Real estate market values	10% decrease	23.8	0.0	0%
Stock / Real estate implied volatility	25% increase	23.8	0.0	0%
Interest swaption implied volatility	25% increase	23.6	(0.1)	(1)%
Maintenance expenses	10% decrease	25.3	1.6	7%
Surrender and lapse rates	x 0.9	27.0	3.2	14%
Mortality rates	Death protection products x 0.95	24.3	0.6	2%
	Third segment (A&H) products and annuity products x 0.95	23.8	0.0	0%
Morbidity rates	x 0.95	24.6	0.8	4%

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Interest rates

This analysis shows the impact of an immediate parallel shift up or down by 100bp of the risk free rates (swap curve) as at March 31, 2010. The adjusted net worth changes due to the change in market values of bonds and other assets. The value of in-force also changes as the discount rate and the future asset investment yields change. In generating stochastic economic scenarios the volatility parameters of the interest rate model are the same as for the base case parameters. Only the term structure parameters are changed. Interest rates are floored at 0%.

Stock and real estate market value

This analysis shows the impact of an immediate 10% drop in market values of stock and real estate as at March 31, 2010. The adjusted net worth decreases as the market values of stock and real estate decrease.

Implied volatility of stock and real estate

We have assumed zero for the impact of changes in the implied volatilities of stock and real estate used in calculating the time value of options and guarantees. This is because there are no assets, such as derivatives, which would be sensitive to the implied volatilities of stock and real estate.

Interest swaption implied volatility

This analysis shows the impact of an increase in the implied volatility of interest swaptions used in calculating the time value of options and guarantees. We have only calculated the impact on the time value of options and guarantees, as there are no assets sensitive to the implied volatilities of interest swaptions.

Maintenance expenses

This analysis shows the amount of increase in the value of in-force due to a 10% decrease in maintenance expenses. It should be noted that maintenance expenses subject to this sensitivity do not include agents’ commissions payable to the in-force policies in future periods.

Surrender and lapse rates

This analysis shows the amount of change in the value of in-force due to a 10% decrease in surrender and lapse rates. The existing business value increases as future profits would increase through an increase in the persistency rate of the existing policies.

Mortality rates

This analysis shows the amount of change in the value of in-force due to a 5% decrease in mortality rates. We have shown the impact on death protection products and the impact on A&H insurance and annuity products separately, as they behave differently under this sensitivity. We have covered base policies and riders of which the primary benefits are accidental death, injury and various medical risks such as cancer, and individual annuities with respect to the A&H insurance and annuity product segment. Regarding group life policies, it is assumed that changes in death benefits are entirely reflected in changes in policyholder dividends. Other management actions were not reflected in the calculations.

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Morbidity rates

This analysis shows the amount of change in the value of in-force due to a 5% decrease in the morbidity rates of A&H products. No management actions were reflected in the calculations.

Statutory minimum required capital

The MCEV Principles require a sensitivity analysis showing the impact of changing the required capital to the statutory minimum level, a solvency margin ratio of 200%. The base case required capital assumption is set to the level of capital required to maintain a statutory solvency margin ratio of 600% under the current regime, and the minimum level of statutory required capital is not expected to differ greatly from this current assumption, if it is measured based on the revised statutory solvency regime scheduled to be effective from the fiscal year starting on April 1, 2011. Hence we have decided not to conduct a sensitivity analysis assuming the current standard of 200%.

Other

Other items to note are as follows:

•	The frictional costs and the cost of non-hedgeable risks are assumed to remain unchanged under the sensitivity analyses.

•	The time value of options and guarantees of variable life policies is assumed to remain unchanged because a simplified approach is employed as described in “4.8 Time value of options and guarantees”

•

Each of the sensitivity analyses above show only the impact of changing one assumption. The impact of changing multiple assumptions at a time would not be equal to the sum of the impacts for each assumption.

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3. Assumptions

3.1.	Economic assumptions

(1)	Risk-free rates

The risk free rates, used for the investment yields and discount rates for the calculation of the certainty equivalent present value of future profits are set to the Japanese yen interest swap rates as at March 31, 2010. As there are no data available for interest rates beyond 50 years, it is assumed that forward rates in the 51st year and thereafter are equal to the 1-year forward rate in the 50th year. The data source for the swap rates is Bloomberg. The spot yields of the swap rates for major terms are shown below.

Term (in years)	As at March 31, 2010	As at March 31, 2009
1	0.45%	0.75%
5	0.76%	0.97%
10	1.46%	1.31%
20	2.19%	1.79%
30	2.32%	1.88%
40	2.37%	1.89%
50	2.42%	1.92%

We have decided not to include a liquidity premium assumption given that definitions in the MCEV Principles regarding methods for its derivation and the insurance liabilities to consider are not completely clear and generally accepted actuarial practice has not yet been established.

(2)	Future asset allocation

Segment accounting is carried out for the general account assets of individual life insurance and individual annuities with the following segment classifications: non-participating product segment, participating individual insurance product segment, participating individual annuity segment and total company segment. Future asset allocations for the general account assets for the calculation of the time value of options and guarantees were determined based on the actual asset allocation in each segment as at March 31, 2010, which is assumed to continue thereafter. Furthermore, for the participating individual insurance product segment and participating individual annuity segment, it is assumed that assets are all invested in Japanese bonds, as these segments do not contain equities and foreign assets.

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(3)	Interest-rate model

We have used the Heath-Jarrow-Morton interest rate model and calibrated this to the market at the end of each year ending March 31. Parameters are estimated from the swap curve and the implied volatilities of interest swaptions with different terms, where the interest rate is floored at 0%. We have used 1,000 scenarios generated by Milliman, Inc. using this interest rate model in calculating the time value of options and guarantees.

The implied volatilities of the interest swaptions used in our estimation of parameters are shown below.

Whilst we have considered terms of options up to 10 years and terms of swaps up to 15 years considering liquidity for the period ending March 2009, we have included terms of options up to 20 years and terms of swaps up to 20 years for the period ending March 2010 as shown in the table below.

We have expanded the range of implied volatility assumptions considered for the interest swaptions for the current period, since the insurance liabilities have a long duration and there are companies in Europe estimating parameters including option terms up to 20 years and swap tenors up to 20 years and considering up to 50 years of swap rates.

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As at March 31, 2010

Term of swap (in years)	Term of option (in years)	Japanese yen
1	1	40.30%
5	1	41.80%
5	5	27.10%
5	7	23.40%
5	10	20.90%
5	15	20.54%
5	20	22.46%
10	1	30.30%
10	5	23.60%
10	7	21.40%
10	10	20.40%
10	15	21.13%
10	20	22.53%
15	1	25.20%
15	5	22.23%
15	7	21.39%
15	10	21.03%
15	15	21.70%
15	20	22.54%
20	1	23.68%
20	5	22.27%
20	7	21.46%
20	10	21.54%
20	15	21.96%
20	20	22.37%

As at March 31, 2009

Term of swap (in years)	Term of option (in years)	Japanese yen
1	1	38.40%
5	1	42.20%
5	5	29.70%
5	7	25.10%
5	10	22.00%
10	1	35.40%
10	5	25.20%
10	7	22.30%
10	10	20.00%
15	1	31.30%
15	5	23.00%
15	7	21.30%
15	10	20.20%

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(4)	Foreign exchange

Assets denominated in foreign currencies are converted to Japanese yen using the TTM (telegraphic transfer middle exchange rate) as at March 31, 2010. Exchange rates of major currencies are shown below.

Currency	Exchange rate (¥)
US dollar	93.04
Euro	124.92

(5)	Miscellaneous

We have not applied assumptions regarding implied volatilities of stocks and foreign exchanges or correlation factors between asset classes.

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3.2.	Other assumptions

Assumptions including mortality and morbidity rates, surrender and lapse rates and operating expense rates were developed based on best estimates as at March 31, 2010. Best-estimate assumptions are developed to reflect past and current experience as well as expected experience in the future.

(1)	Mortality and morbidity rates

Developed based on experience over the 3-6 most recent years or those up to the last fiscal year.

(2)	Surrender and lapse rates

Surrender and lapse rates were developed based on experience over the three most recent years.

We have also developed dynamic surrender and lapse rates in accordance with the level of interest rates for the following products:

Whole life insurance with interest gain dividends payable every 5 years

Non-participating whole life insurance

(3)	Flexible premium policies

No assumptions were developed as Himawari Life does not have flexible premium policies.

(4)	Renewal rates

Renewal rates were developed based on the experience of the most recent 3 years.

(5)	Operating expense rates

We have developed unit costs of the expenses incurred for the maintenance and administration of policies and payments of claims based on the actual operating expenses in the most recent year.

It is assumed that Himawari Life’s holding company incurs no expenses in respect of the business defined in “1.2 Covered business”.

In addition, unit costs for policy maintenance expenses were developed based on the actual operating expenses of a standalone Himawari Life, since all the operating expenses of the covered business are recorded as operating expenses of Himawari Life. The look-through effect has not been considered with regards to other companies in the NKSJ Group.

There are no one-time expenses that we should deduct in developing the unit-costs.

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(6)	Tax rate

Based on the most recent effective tax rate.

(7)	Inflation

Inflation is set to 0% based on the break-even inflation rate derived from the 10-year Consumer Price Index (CPI) and indexed Japanese government bonds.

(8)	Policyholder dividends

We have assumed the portfolio yield less the assumed interest rate (floored at 0%) to be the interest gain dividend rate of each future year for each of the following segments: individual life insurance with interest gain dividends payable every 5 years and individual annuity with interest gain dividends payable every 5 years. With respect to group life policies, it is assumed that the most recent level of dividend payouts will continue in the future.

(9)	Reinsurance

As the mortality risk of part of the death protection insurance is ceded, the projection assumes reinsurance premiums as expenses and reinsurance claims as income. We have developed the level of reinsurance premiums and reinsurance claims based on the experience of the most recent 3 years.

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4. Calculation method of MCEV

4.1.	Covered business

The business covered in this report is life insurance business written by Himawari Life. Any calculation results in this report do not reflect life insurance business or non-life insurance business written by other life and non-life insurance companies in the NKSJ Group.

4.2.	MCEV

MCEV represents the present value of current and future distributable earnings to shareholders generated from assets allocated to the covered business after sufficient allowance for the aggregate risks in the covered business. MCEV can be expressed as the EV evaluated using methods consistent with the market valuation of financial products traded in the financial markets and consists of the “corporate net asset value” and the “present value of future profit from existing business”.

4.3.	Adjusted net worth

The adjusted net worth is defined as the market value of assets allocated to the covered business in excess of statutory policy reserves and other liabilities as at the valuation date. More specifically, the adjusted net worth is the net assets on the statutory balance sheet plus the price fluctuation reserve, contingency reserves, unallocated amount within dividend reserves, general provision for loan losses, unrealized gains or losses on held-to-maturity bonds and unrealized gains or losses on derivatives minus intangible fixed assets and tax adjustments on these seven items.

It is made up of the required capital and free surplus.

4.4.	Required capital

The required capital is the portion of assets held in excess of statutory liabilities whose distribution to shareholders is restricted in order to meet insurance obligations. As the MCEV Principles define that the level of required capital should be the larger of the solvency capital to meet the statutory minimum required level and the capital required to meet internal objectives, we have set our required capital to the amount of capital required to maintain a solvency margin ratio of 600% under the current statutory regime.

Although the Japanese statutory required minimum levels will be revised from the year beginning April 1, 2011, we have assumed that the calculated value of frictional costs would not differ greatly from the current calculated value which depends on the assumed level of required capital.

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4.5.	Free surplus

The free surplus is calculated as the adjusted net worth minus the required capital.

4.6.	Value of in-force

The value of in-force is the value of distributable earnings to shareholders generated in the future from the existing business as at the valuation date (March 31, 2010) converted to a present value as at the valuation date, which is the certainty equivalent present value of future profits deducting the time value of options and guarantees, frictional costs and the cost of non-hedgeable risks. The new business value is also calculated using the same method.

4.7.	Certainty equivalent present value of future profits

The certainty equivalent present value of future profits is the present value of future profits under a single scenario, reflecting future cash flows arising from the covered business. Risk free rates are used for the investment yield assumptions and the discount rates. The intrinsic value of options and guarantees is included in the certainty equivalent present value of future profits.

4.8.	Time value of options and guarantees

We have calculated the time value of options and guarantees using 1000 risk-neutral scenarios. The time value of options and guarantees is calculated as the difference between the average present value of future profits based on the future cash flows under each scenario and the certainty equivalent present value of future profits.

The time value of options and guarantees reflects the following components:

5-year interest dividends

In the case where the investment return exceeds the credited interest rate, the outperforming portion is paid to policyholders as interest dividends, while interest losses would all be attributable to shareholders. This represents a policyholder option. We have valued such options by calculating the interest gain dividend rate under each of the multiple scenarios.

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Dynamic Surrenders

We have reflected the cost of policyholders exercising the right to surrender in the event of increased interest rates for whole life insurance with interest gain dividends payable every 5 years and non-par whole life insurance, since policyholders of savings type insurance products are considered to be interest rate sensitive and surrender rates could change in line with movements in market interest rates. It is also generally considered that distributable earnings for shareholders may decrease compared with the assumption of no dynamic surrenders.

Minimum guaranteed death benefits on Variable Life

An excess of account value over the scheduled policy reserves would be attributable to policyholders. However, the cost of guaranteed minimum death benefits for variable life insurance incurred when the account value is less than the scheduled policy reserve is attributable to shareholders. This is similar to a policyholder option. We have assumed the minimum guarantee policy reserve as at the valuation date to be the approximate value of such an option; as the in-force business is very small5 its impact on MCEV is immaterial.

4.9.	Frictional costs

We have assumed the frictional costs to be the present value of investment costs and taxes on assets backing the required capital.

4.10.	Cost of non-hedgeable risks

In the cost of non-hedgeable risks we have reflected an allowance for the uncertainty of non-economic assumptions and the portion of economic assumptions considered to be non-hedgeable.

Specifically, we have assumed a risk margin calculated based on the methods (cost of capital approach) prescribed in QIS4 (the fourth quantitative impact study) conducted in 2008 as part of the Solvency II framework whose introduction is being discussed in Europe, as the cost of non-hedgeable risks. It should be noted that the following points are different from the methods prescribed in QIS46:

•	Counterparty default risk is not considered in the non-hedgeable risks as its impact is immaterial.

•	The uncertainty of the risk-free rates for terms longer than 50 years is considered in non-hedgeable risks, while QIS4 does not reflect the uncertainty of the economic assumptions in the risk margin.

•

We have calculated each of the risk amounts based on cash flows after policyholder dividends without adjustments, while QIS4 requires adjustments to keep the risk mitigation effect, defined as the difference between assuming policyholder dividends and assuming no policyholder dividends, to be less than the present value of policyholder dividends.

[5]	Variable life policies’ share of premium reserves is 1% as at Mar 31, 2010.
[6]	The European Commission released a draft of the QIS5 requirements as at April 15, 2010. The official release of the QIS5 requirements is scheduled for July 2010.

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4.11.	Cost of capital rate

In QIS4 (part of the EU Solvency II development), the cost of capital rate is set at 6%, which is used for the risk margin calculation under the cost of capital method. On the other hand, the CRO (Chief Risk Officers’) Forum, in which CROs from major insurance companies in Europe participate, suggested that 2.5% to 4.5% is the appropriate level for the cost of capital rate.

In this report, the rate is set at 6%, as it is employed in QIS4, since there is no standardized method for determining the cost of capital rate. We may revise the cost of capital rate in the future as required, considering trends in MCEV disclosures in Japan and abroad.

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5. Reconciliation analysis from TEV (as at the end of March 2009)

Table below shows the differences between MCEV and TEV as at the end of March 2009. (Please refer to our press release of May 20, 2009 for the TEV.)

	(in Billions of Yen)
	EV	New business value
TEV as at March 31, 2009	244.5	6.8
(1) Model revisions	(7.2)	1.8
(2) Revision of actuarial assumptions	(28.0)	(2.2)
(3) Adjusted net worth	8.5	—
(4) Change to a market consistent approach	9.3	10.1
Impact of investment yields and discount rates	105.6	22.9
Time value of options and guarantees	(14.3)	(0.6)
Cost of non-hedgeable risks	(82.3)	(12.3)
Frictional costs	0.3	(0.0)
MCEV as at March 31, 2009	227.2	16.5

(1)	Model revisions

This represents the impact of model revisions and refinements.

(2)	Revision of actuarial assumptions

This represents the impact of refinements regarding surrender and lapse rate and mortality rate assumptions developed based on historic experience, future expectations and other considerations, so that the impact on cash flows by product feature is more appropriately reflected.

(3)	Adjusted net worth

This represents the impact of adding unrealized gains/losses on bonds and unrealized gains and losses on derivatives and deducting intangible fixed assets, together with tax adjustments on these items.

(4)	Change to a market consistent approach

This represents the impact of changing from a traditional deterministic approach to a market consistent method using a stochastic approach. It specifically covers the impact of the changes listed below.

•	Changing the investment yields and discount rates to risk free rates

•	Reflecting the time value of options and guarantees (intrinsic value and time value)

•	Reflecting the cost of non-hedgeable risks

•	Changing the cost of capital under TEV to frictional costs

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The table below shows the investment yields and the discount rates used for calculations of TEV and MCEV respectively.

	TEV	MCEV
Investment yields

New money rates

10-year JGB 1.353%

20-year JGB 1.955%

30-year JGB 2.040%

Existing asset yields

Investment yields change year by year, reflecting the change in the asset mix of new money. Investment yields in major fiscal years are shown below.

FY2009 1.76%

FY2014 1.80%

FY2019 1.85%

FY2024 1.90%

FY2029 1.75%

Calculation of certainty equivalent Japanese yen interest swap rates Stochastic scenarios Market consistent yields described in “3.1. Economic assumptions”

Discount rate	Set at 7%, which is a risk free rate plus an allowance for the business risk of Himawari Life	Calculation of certainty equivalent Japanese yen interest swap rates Stochastic scenarios Interest rates of each scenario

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6. Opinion of Outside Specialist

We have received the attached opinion letter from a third-party with actuarial expertise, Milliman, Inc.

Milliman, Inc. (“Milliman”) has been engaged to review the methodology, assumptions and calculations used by Sompo Japan Himawari Life Insurance Co., Ltd. (“Himawari Life”) to determine the Market Consistent Embedded Value (“MCEV”) as at March 31, 2010. Specifically, the scope of our review included the embedded value as at 31 March 2010, the sensitivities, the new business value and the movement analysis from the MCEV as at 31 March 2009.

The board of directors made a statement in its News Release Form dated May 20, 2010 that the methodology, assumptions and calculations have been made in accordance with the MCEV Principles©7, with the following exceptions:

•

MCEV results in this report are solely for the life insurance business written by Himawari Life, and they are not the consolidated results of the NKSJ Group. The MCEV results do not reflect the life or casualty insurance business written by any other life or casualty insurance companies within the NKSJ Group.

•	Group MCEV, as prescribed in the MCEV Principles, is not considered in this report, as the report is for Himawari Life on a standalone basis.

•	The adjusted net worth is based on Japanese GAAP, not on International Financial Reporting Standards (IFRS).

•

Sensitivity analysis assuming the minimum level of statutory required capital is not carried out. This is because the base case required capital assumption is set to the level of capital required to maintain a statutory solvency margin ratio of 600% under the current regime, and the minimum level of statutory required capital is not expected to differ greatly from this current assumption, if it is measured based on the revised statutory solvency regime scheduled to be effective from the fiscal year starting on April 1, 2011.

Milliman has concluded that the methodology and assumptions used comply with the MCEV Principles except for the points described in the above paragraph. In particular:

•	The non economic assumptions have been set with regard to past, current and expected future experience;

•	The economic assumptions used in the calculations are internally consistent and consistent with observable market data as per the valuation date;

•	The methodology makes allowance for the aggregate risks in the covered business through Himawari Life’s market consistent embedded value methodology, which includes:

•	a stochastic allowance for the cost of financial options and guarantees

•	a deduction for the cost of non-hedgeable risks

•	a deduction for the frictional costs of the required capital

•

for participating insurance contracts, the assumed policyholder dividend rates, allocation of dividends between policyholders and shareholders and other management actions are consistent with the assumptions and scenarios used in the projections and where applicable local market practice.

[7]	Copyright © Stichting CFO Forum Foundation 2008

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Milliman has reviewed the MCEV methodology, assumptions, calculations and analysis prepared by Himawari Life, but this does not mean that Milliman has conducted a detailed review in all aspects. During its review Milliman identified and discussed various MCEV calculation and definition issues with Himawari Life staff. Based upon those discussions and follow-up actions Milliman is not aware of any issues that would materially impact the disclosed market consistent embedded values, new business values, sensitivities or movement analysis from the prior period. In arriving at this conclusion, Milliman has relied on data and information provided by Himawari Life.

The calculation of MCEV is based on numerous assumptions with respect to economic conditions, operating conditions, taxes and other matters, many of which are beyond the control of Himawari Life. Although the methodology and assumptions used comply with the MCEV Principles, deviations between projection assumptions and actual experience in the future are to be expected. Such deviations may materially impact the value calculated.

This opinion is made solely to Himawari Life in accordance with the engagement letter between Himawari Life and Milliman. Milliman does not accept or assume any responsibility, duty of care or liability to anyone other than Himawari Life for or in connection with its review work, the opinion Milliman has formed or for any statements set forth in this opinion, to the fullest extent permitted by applicable law.

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7. Glossary

Term		Definition

B	Best estimate assumption	The assumption that is the most reasonably expected outcome as at the valuation date. Actual experience, the current situation and future expectations are considered. Margins for adverse deviation are not considered in the assumption.

C	Calibration	In this report this means the process whereby economic scenarios used for stochastic valuations are made consistent with the actual financial markets’ relevant parameters.

	Cost of capital approach	One of the approaches to assess the risk that the actual value will diverge from the best estimate value. The allowance for the risk is set as the present value of the cost of holding capital until the risk is released.

	Cost of non-hedgeable risks	Allowance for risks not reflected in the time value of options and guarantees or in the certainty equivalent present value of future profits. Insurance risks that future experience will diverge from assumptions, such as mortality or lapses, are included. Economic risks related to assumptions for which no experience exists in the capital markets, such as extra-long term interest rates or volatility are also included.

E	EU Solvency II	An integrated new solvency framework on an economic value basis among EU countries, scheduled to be effective in year 2012.

F	Free surplus	The portion of assets held in excess of statutory liabilities that it is not required to retain.

	Frictional costs	Allowance for investment costs and taxes due to investment in required capital, compared with direct investment in the capital markets.

I	Implied volatility	Theoretical volatility of option prices derived from the current market prices of the options, based on option pricing models.

L	Look through basis	A basis on which the impact of an action on an entire business group is considered, rather than only on a particular part of the group.

O	Options and guarantees	Policyholders are eligible for various options embedded in insurance policies, and the cost of providing such options is deducted from the MCEV. The intrinsic plus time value is the value of options and guarantees, and the value changes asymmetrically in response to changes in the observable capital markets.

P	Certainty equivalent present value of future profits	The present value of profits under a single scenario, reflecting future cash flows arising from the covered business. Risk free rates are used for the investment yield assumptions and the discount rates. The intrinsic value of options and guarantees is included in the certainty equivalent present value of future profits.

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Term		Definition
Q	QIS	Quantitative Impact Study, conducted prior to implementation of EU Solvency II. The 4th study, known as QIS4, was conducted in May 2008. The draft of the 5th study, QIS5 was released on April 15, 2010 and its official release is scheduled for July 2010.

R	Required capital	The portion of assets held in excess of statutory liabilities whose distribution to shareholders is restricted.

	Risk-free rate	In this report, the risk-free rate means the reference rate prescribed in the MCEV Principles. The reference rate differs depending on currency, term and liquidity. Unless future cash flow is reasonably predictable the interest swap rate is used. If future cash flow is reasonably predictable a liquidity premium is added to the interest swap rate where appropriate.

	Risk margin	In the context of Solvency II, the risk margin is the cost of retaining capital for non-hedgeable risks reflected in the evaluation of insurance liabilities on an economic value basis.

	Risk neutral scenario	Risk neutrality means that market participants are indifferent to risk, being neither risk averse nor risk seeking. Risk neutral scenarios are those generated assuming risk neutrality.

T	Time value and intrinsic value	An option value can be thought of consisting of two parts, time value and intrinsic value. The intrinsic value of an option is the option pay-off that would be realized if the option was settled on the valuation date. The time value corresponds to the possibility of the option value increasing up to expiry.

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May 20, 2010

NIPPONKOA Life Insurance Discloses its Embedded Value as of March 31, 2010

NIPPONKOA Life Insurance Co., Ltd. (President: Kazuo Hashimoto) hereby announces its embedded value as of March 31, 2010 (end of FY2009).

1. Summary of embedded value

Embedded value (EV) is one of the measures of the corporate value of a life insurance company. It is the sum of the company’s adjusted net worth (ANW), calculated using balance sheet and other data, and the present value of policies in force (value of in-force business; VIF).

Financial accounting measures currently used by life insurance companies recognize the value of newly written policies as accounting profits only after some time has passed. On the other hand, EV recognizes future accounting profits from in-force business at the valuation date, and is useful as supplementary information to financial accounts.

2. Embedded value for the past three years

	(Billion yen)
	March 31, 2008		March 31, 2009		March 31, 2010
		change		change		change
Embedded value	83.5	+5.9	85.9	+2.4	96.1	+10.1
Adjusted net worth	30.0	-0.4	26.4	-3.5	29.0	+2.6
Value of in-force business	53.6	+6.4	59.5	+5.9	67.1	+7.6
Of which, value of new business	2.9	-0.7	1.3	-1.6	1.3	-0.0

Attachment:

NIPPONKOA Life Insurance’s Embedded Value as of March 31, 2010

Attachment

NIPPONKOA Life Insurance’s Embedded Value as of March 31, 2010

1. Embedded Value as of March 31, 2010

EV as of March 31, 2010, is as follows.

	(Billion yen)
	March 31, 2008		March 31, 2009		March 31, 2010
		change		change		change
Embedded value	83.5	+5.9	85.9	+2.4	96.1	+10.1
Adjusted net worth (Note 1)	30.0	-0.4	26.4	-3.5	29.0	+2.6
Value of in-force business (Note 2)	53.6	+6.4	59.5	+5.9	67.1	+7.6
Of which, value of new business (Note 3)	2.9	-0.7	1.3	-1.6	1.3	-0.0

Note 1:	Adjusted net worth = Net assets on the B/S + Price fluctuation reserve (after tax) + Contingency reserve (after tax) + Unallocated amount of policyholders’ dividend reserve (after tax)
Note 2:	Value of in-force business is the present value of future profits (after tax) discounted using the risk discount rate. Costs related to the capital required to maintain solvency are subtracted from future profits (after tax).
Note 3:	Value of new business is the amount of total EV due to new policies written in the relevant fiscal year.

2. Major Assumptions

Major assumptions used in the EV calculation are as follows.

Assumption	Basis of assumption
Morbidity	Based on actual past experience by insurance type, policy year, and on industry statistics

Persistency	Based on actual past experience by insurance type, payment method, and policy year

Expenses	Based on actual past expenses

Investment yield on assets

March 31, 2009

Assume investment of new funds in 10-year JGB (yield of approx. 1.34%) and 30-year JGB (yield of approx. 2.03%)

Investment yield in selected fiscal years:

2.02% (FY2010)

2.01% (FY2011)

1.99% (FY2012)

1.99% (FY2014)

2.00% (FY2019)

1.99% (FY2024)

1.98% (FY2029)

March 31, 2010

Assume investment of new funds in 10-year JGB (yield of approx. 1.39%) and 30-year JGB (yield of approx. 2.29%)

Investment yield in selected fiscal years:

2.07% (FY2010)

2.06% (FY2011)

2.06% (FY2012)

2.08% (FY2014)

2.15% (FY2019)

2.16% (FY2024)

2.15% (FY2029)

Corporate tax	Most recent effective tax rate (36.20%)

Solvency margin	Maintenance of solvency margin ratio at 1000%

Risk discount rate	8% Set by adding the risk premium (6%) to the risk-free interest rate* * Assumed yield on 20-year JGB (approx. 1.94% as of March 31, 2009, and approx. 2.17% as of March 31, 2010)

3. Impact of Changes in Assumptions (Sensitivity)

The impact on EV as of March 31, 2010, of changes to assumptions is as follows.

	(Billion yen)
Change in assumptions	Impact on EV	EV amount
110% of morbidity rate	-5.1	91.0
110% of surrender rate	-0.1	96.0
110% of expenses (expenses associated with policy maintenance)	-1.9	94.2
0.25% lower investment yield on assets (new investments only)	-2.0	94.1
0.25% higher investment yield on assets (new investments only)	+2.0	98.1
Maintenance of solvency margin ratio at 800%	+0.0	96.1
Maintenance of solvency margin ratio at 1200%	-0.2	95.9
1% lower risk discount rate (to 7%)	+5.1	101.2
1% higher risk discount rate (to 9%)	-4.5	91.6

4. Factors Contributing to Change in EV

Factors contributing to change in EV from end-FY2007 to end-FY2008 and from end-FY2008 to end-FY2009 are as follows.

	(Billion yen)
	FY2008	FY2009
EV at the end of the previous fiscal year	83.5	85.9
Value of new business	1.3	1.3
Expected return on embedded value at the end of the previous fiscal year (Note 1)	4.7	5.1
Impact of investment (Note 2)	-2.7	3.2
Differences between expected and actual performance for other items (Note 3)	-0.9	0.5
EV at fiscal year-end	85.9	96.1

Note 1:	Expected increase in EV during the year by unwinding of the risk discount rate (VIF) and investment return assumptions (ANW).
Note 2:	This is the impact of (a) changes in asset investment yield assumptions and (b) differences between expected and actual investment performance.
Note 3:	This excludes the impact of differences between expected and actual investment performance and includes the impact of changes in assumptions other than the assumed investment yields on assets.

5. Cautionary Statement on the Use of Embedded Value

The calculation of EV involves certain assumptions, including assumptions as to future prospects, that are subject to risks and uncertainties. Actual outcomes may differ materially from those expressed or implied by these assumptions. Although EV is an indicator of the value of a life insurance company, the EV does not include the expected value of future new business, and the actual market value may differ materially from the EV for this and other reasons. Sufficient consideration is therefore required in the use of EV.

Opinion of Independent Firm

NIPPONKOA Life Insurance requested Towers Watson, an independent firm with actuarial expertise, to review the appropriateness of the assumptions and valuation methods used in the EV calculation and the calculation results, and obtained the following opinion.

TOWERS WATSON OPINION ON EMBEDDED VALUE OF NIPPONKOA LIFE AS AT 31 MARCH 2010

Towers Watson has reviewed the methodology and assumptions used to determine the embedded value results of Nipponkoa Life as at 31 March 2010, and has also reviewed the results of the calculations. The scope of Towers Watson’s review covered the embedded value as at 31 March 2010, the value of new business issued in fiscal year 2009, the analysis of movement in the embedded value during fiscal year 2009 and the sensitivities of the embedded value to changes in assumptions, as calculated by Nipponkoa Life.

Towers Watson has concluded that

•	the methodology used is consistent with recent industry practice as regards traditional actuarial embedded value calculations (based on discounted values of projected deterministic after-tax profits);

•	the economic assumptions are internally consistent and have been set with regard to current economic conditions;

•	the operating assumptions have been set with appropriate regard to past, current and future expected experience of Nipponkoa Life, taking into account the nature of Nipponkoa Life’s business;

•

the disclosed results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in this disclosure document. To come to this conclusion, Towers Watson has performed checks on the results of the calculations, without, however, undertaking detailed checks of all the models, processes and calculations involved; and

•

allowance for risk has been made through the use of a single risk discount rate and assumptions on required capital and is consistent with recent industry practice as regards traditional actuarial embedded value calculations. This may not correspond to a capital markets valuation of such risk (so called “market consistent valuation”).

In performing its review, Towers Watson relied extensively on a substantial body of information supplied by Nipponkoa Life and did not carry out an independent review of this information.

Financial projections used as a basis for the embedded value were developed based on a number of assumptions as to the current and future operating environment of Nipponkoa Life. It should be recognised that actual results can vary from those projected, even though the assumptions are considered to be appropriate.

The values shown are not intended to represent an opinion of market value and should not be interpreted in that manner.

This opinion is made solely to Nipponkoa Life in accordance with the terms of Towers Watson’s engagement letter. To the fullest extent permitted by applicable law, Towers Watson does not accept or assume any responsibility, duty of care or liability to anyone other than Nipponkoa Life for or in connection with its review work, the opinions it has formed, or for any statement set forth in this opinion.